Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2016

DATED AS OF MARCH 21, 2017

GLOSSARY OF TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

“2015 Underwriters” means Macquarie Capital Markets Canada Ltd., RBC Dominion Securities Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., TD Securities Inc., Scotia Capital Inc., Cormark Securities Inc., Paradigm Capital Inc. and Edgecrest Capital Corporation.

“2015 Underwriting Agreement” means the underwriting agreement dated February 18, 2015 between the 2015 Underwriters and Osisko.

“2016 Underwriting Agreement” means the underwriting agreement dated February 11, 2016 between BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Macquarie Capital Markets Canada Ltd., CIBC World Markets Inc., Haywood Securities Inc., Scotia Capital Inc., TD Securities Inc., Cormark Securities Inc., Dundee Securities Ltd., Paradigm Capital Inc. and Osisko.

“2016 Warrants” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2016 - $173 Million Bought Deal Public Offering”.

“affiliate” has the meaning ascribed in the Securities Act (Québec), unless stated otherwise.

“Ag” is the chemical symbol for silver.

“Agnico” means Agnico Eagle Mines Limited.

“Agnico-Yamana Arrangement” has the meaning ascribed under the heading “Corporate Structure”.

“Agnico-Yamana Arrangement Agreement” means the arrangement agreement dated April 16, 2014 between Osisko, Agnico and Yamana.

“Amended Credit Agreement” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2016 – Increase of Revolving Credit Facility”.

“Arizona Mining” means Arizona Mining Inc.

“associate” has the meaning ascribed in the Securities Act (Québec), unless stated otherwise.

“Au” is the chemical symbol for gold.

“Barkerville” means Barkerville Gold Mines Ltd.

“Barkerville Placement” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2016 – Barkerville Gold Mines Ltd.”.

“Barrick” means Barrick Gold Corporation.

“Canadian Exploration Properties Royalty” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2014 - The Canadian Exploration Properties Royalty Agreement”.

“Canadian Exploration Properties Royalty Agreement” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2014 - The Canadian Exploration Properties Royalty Agreement”.

“Canadian Malartic GP” means Canadian Malartic GP, a general partnership existing under the laws of Ontario.

“Canadian Malartic Mill Fee Royalty” means a milling fee royalty equal to $0.40 per tonne payable to Osisko in respect of any ore milled at the Canadian Malartic Properties after the seventh (7th) anniversary of the effective date of the Agnico-Yamana Arrangement that is not from the Canadian Malartic Properties.

“Canadian Malartic Property” means the properties identified on Schedule E to the Agnico-Yamana Arrangement Agreement.

“Canadian Malartic Report” has the meaning ascribed under the heading “Material Mineral Project - The Canadian Malartic Royalty”.

“Canadian Malartic Royalty” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2014 – The Canadian Malartic Royalty Agreement”.

“Canadian Malartic Royalty Agreement” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2014 – The Canadian Malartic Royalty Agreement”.

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder.

“CDPQ” means Caisse de dépôt et placement du Québec.

“CEP Properties” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2014 - The Canadian Exploration Properties Royalty Agreement”.

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum.

“CM Properties” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2014 - The Canadian Malartic Royalty Agreement”.

“Coulon” means Coulon Mines Inc.

“Coulon Exchange Rights” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 - Closing of Virginia Arrangement”.

“Coulon Exchange Rights Agreement” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 - Closing of Virginia Arrangement”.

“Credit Agreement” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2014 – $100 Milion Revolving Credit Facility”.

“Cu” is the chemical symbol for copper.

“Debenture” has the meaning ascribed under the heading “General Development of Osisko’s Business -2016 - $50 Million Financing with Ressources Québec inc.”.

“Dividend Reinvestment Plan” means Osisko’s dividend reinvestment plan.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system.

“Éléonore Project” means the properties identified on Schedule D to the arrangement agreement dated December 15, 2005, as amended and restated on February 17, 2006, between Goldcorp, VGM and Virginia (including the land, the buildings erected thereon, and the property, by accession or otherwise, incorporated into, united with, or attached or joined to the immovable). A 284-hectare mining lease was signed by the Minister of Natural Resources of Québec on February 21, 2014.

“Éléonore Royalty” has the meaning ascribed under the heading “Material Mineral Project - The Éléonore Royalty”.

“Éléonore Royalty Agreement” has the meaning ascribed under the heading “Material Mineral Project -The Éléonore Royalty”.

“Exchange Ratio” means 0.92 Osisko Share for each Virginia Share.

“Falco” means Falco Resources Ltd.

“Falco Shares” means the common shares in the capital of Falco.

“Fonds FTQ” means Fonds de solidarité des travailleurs du Québec (F.T.Q.).

“forward-looking statements” has the meaning ascribed under the heading “Cautionary Statement Regarding Forward-Looking Statements”.

“Goldcorp” means Goldcorp Inc.

“g/t” means gram per tonne.

“Highland” means Highland Copper Company Inc.

“Highland Secured Loan” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2014 – Highland Copper Company Inc.”.

“Highland Silver Royalty” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2014 – Highland Copper Company Inc.”.

“IFRS” means International Financial Reporting Standards adopted by the International Accounting Standards Board, as updated and amended from time to time.

“Kinross NSR Properties” means the properties identified as Kirkland Properties in Schedule A to the Canadian Exploration Properties Royalty Agreement.

“m” means metre.

“m3” means cubic metre.

“Malartic CHL Prospect” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 - Malartic CHL Propect”.

“Mexican Properties” means all infrastructure, equipment, permits, and rights related to the exploration of minerals at the Mexican Project, including but not limited to, mining and surface rights, as described in Schedule E of the Agnico-Yamana Arrangement Agreement.

“Michigan Projects” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2014 – Highland Copper Company Inc.”.

“NCIB Program” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2016 - Normal Course Issuer Bid Program”.

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects (or Regulation 43-101 respecting Standards of Disclosure for Mineral Projects in the Province of Québec).

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations (or Regulation 51-102 respecting Continuous Disclosure Obligations in the Province of Québec).

“NI 52-110” means National Instrument 52-110 - Audit Committees (or Regulation 52-110 respecting Audit Committees in the Province of Québec).

“NioGold” means NioGold Mining Corporation.

“NioGold Arrangement” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2016 - Osisko Mining Inc. and NioGold Mining Corporation”.

“NioGold Shares” means the common shares in the capital of NioGold.

“Noranda” means Noranda Inc.

“Nottaway” means Ressources Nottaway Inc.

“NPI” means net profit interest royalty.

“NSR” means net smelter return.

“NSR royalty” means net smelter return royalty.

“NYSE” means the New York Stock Exchange.

“Odyssey North” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 - Malartic CHL Propect”.

“OMC” means Osisko Mining Corporation (now known as Canadian Malartic Corporation).

“OMC Assets” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2014 - The Agnico-Yamana Arrangement”.

“OMC Contribution Agreement” means the contribution agreement dated June 16, 2014 between OMC and Osisko, pursuant to which OMC transferred to Osisko all of its entire legal and beneficial right, title and interest in and to the OMC Assets.

“OMC Liabilities” means all of the liabilities of OMC and its affiliates, contingent or otherwise, which pertain to the OMC Assets but excluding any liability or obligation with respect to taxes for periods prior to June 16, 2014, the effective date of the Agnico-Yamana Arrangement.

“OMC Share” means the common shares in the capital of OMC.

“Opinaca” means Les Mines Opinaca Ltée.

“Osisko” or “Corporation” means Osisko Gold Royalties Ltd, a corporation existing under the QBCA, and all successors thereto.

“Osisko Board” means the board of directors of Osisko, as the same is constituted from time to time.

“Osisko DSUs” means Osisko’s Deferred Share Units.

“Osisko Exploration James Bay” or “MergeCo” means Osisko Exploration James Bay Inc., the corporation formed by the amalgamation of Virginia with SubCo under the CBCA, and all successors thereto.

“Osisko Meeting” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 - Closing of Virginia Arrangement”.

“Osisko Mining” means Osisko Mining Inc. (formerly named, prior to June 14, 2016, Oban Mining Corporation).

“Osisko Mining Offering” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2016 - Osisko Mining Inc. and NioGold Mining Corporation”.

“Osisko Mining Placement” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 - Osisko Mining Inc.”.

“Osisko Mining Shares” means the common shares in the capital of Osisko Mining.

“Osisko Mining SRs” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2016 - Osisko Mining Inc. and NioGold Mining Corporation”.

“Osisko Mining Warrants” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2016 - Osisko Mining Inc. and NioGold Mining Corporation”.

“Osisko Options” means the outstanding options to purchase Osisko Shares (i) granted under the stock option plan of Osisko approved on May 30, 2014 by the former OMC Shareholders or (ii) otherwise issued by Osisko.

“Osisko Preferred Shares” has the meaning ascribed under the heading “Description of Capital Structure - Osisko Preferred Shares”.

“Osisko RSUs” means Osisko’s Restricted Share Units.

“Osisko Shareholders” means the holders of Osisko Shares.

“Osisko Shares” means common shares in the capital of Osisko.

“Osisko Subsidiaries” means, all non material subsidiaries of OMC transferred to Osisko pursuant to the OMC Contribution Agreement.

“oz” means ounce.

“Pb” is the chemical symbol for lead.

“PFIC” has the meaning ascribed under the heading “Cautionary Statement Regarding Forward-Looking Statements”.

“QBCA” means the Business Corporations Act (Québec) and the regulations made thereunder.

“qualified person” has the meaning ascribed in NI 43-101.

“Replacement Osisko Options” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 - Closing of Virginia Arrangement”.

“Ressources Québec” means Ressources Québec inc., a wholly-owned subsidiary of Investissement Québec.

“SEC” means the United States Securities and Exchange Commission.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Special Warrants” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 - $200 Million Bought Deal Private Placement”.

“SubCo” means 9081798 Canada Inc., a corporation existing under the CBCA, and all successors thereto.

“SW Warrants” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 - $200 Million Bought Deal Private Placement”.

“t” means tonne.

“Taseko” means Taseko Mines Limited.

“Taseko Warrants” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2017 - Acquisition of Silver Stream on Taseko Mines Limited’s Gibraltar copper mine”.

“Teck” means collectively Teck Resources Limited and its subsidiary Teck Metals Ltd.

“tpd” means tonnes per day.

“TSX” means Toronto Stock Exchange.

“Units” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2016 - $173 Million Bought Deal Public Offering”.

“Vezza Purchase Price” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 - Acquisition of the Vezza Royalties”.

“VGM” means Virginia Gold Mines Inc.

“Virginia” means Virginia Mines Inc., before its amalgamation with SubCo to form MergeCo under the name “Osisko Exploration James Bay Inc.”.

“Virginia Arrangement” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 - Closing of Virginia Arrangement”.

“Virginia Arrangement Agreement” means the arrangement agreement dated November 16, 2014 between Osisko, Virginia and SubCo.

“Virginia Arrangement Effective Date” means February 17, 2015.

“Virginia Meeting” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2015 - Closing of Virginia Arrangement”.

“Virginia Options” means the outstanding options to purchase Virginia Shares granted under the Virginia stock option plan.

“Virginia Plan of Arrangement” means the plan of arrangement under Section 192 of the CBCA made in accordance with the Virginia Arrangement Agreement.

“Virginia Shareholders” means the holders of Virginia Shares.

“Virginia Shares” means common shares in the capital of Virginia.

“White Pine North Royalty” has the meaning ascribed under the heading “General Development of Osisko’s Business - 2014 – Highland Copper Company Inc.”.

“Yamana” means Yamana Gold Inc.

“Yukon Properties” means the properties identified on Schedule E to the Agnico-Yamana Arrangement Agreement.

“Zn” is the chemical symbol for zinc.

GENERAL MATTERS

The information contained in this Annual Information Form, unless otherwise indicated, is given as of December 31, 2016. More current information may be available on our public website at www.osiskogr.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition, we generally maintain supporting materials on our website which may assist in reviewing (but are not to be considered part of) this Annual Information Form.

All capitalized terms used in this Annual Information Form and not defined herein have the meaning ascribed in the “Glossary of Terms” or elsewhere in this Annual Information Form.

Unless otherwise noted or the context otherwise indicates, the term “Osisko” refers to Osisko Gold Royalties Ltd and its subsidiaries.

For reporting purposes, Osisko presents its financial statements in Canadian dollars and in conformity with IFRS.

Unless otherwise indicated herein, references to “$”, “C$” or “Canadian dollars” are to Canadian dollars, and references to “US$” or “U.S. dollars” are to United States dollars. See “General Matters - Exchange Rate Data”. See also “Cautionary Statement Regarding Forward-Looking Statements”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form may be deemed “forward looking information” and “forward-looking statements” within the meaning of applicable Canadian Securities Laws and the United States Private Securities Litigation Reform Act of 1995 (collectively, the “forward-looking statements”). All statements in this Annual Information Form, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and mineral resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Osisko, and the growth of and the benefits deriving from its portfolio of investments. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties or other interests held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not Osisko is determined to have “passive foreign investment company” status (“PFIC”) as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty or other interest; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward-looking statements contained in this Annual Information Form are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation by the operators of the properties in which Osisko holds a royalty or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; the absence of material adverse change in the market price of the commodities that underlie the asset portfolio; Osisko’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Osisko holds a royalty or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Although Osisko has attempted to identify important factors that could cause actual plans, actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual plans, results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Certain of the forward-looking statements and other information contained herein concerning the mining industry and Osisko’s general expectations concerning the mining industry are based on estimates prepared by Osisko using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Osisko believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While Osisko is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

The readers are cautioned not to place undue reliance on forward-looking statements. Osisko undertakes no obligation to update any of the forward-looking statements in this Annual Information Form, except as required by law. Unless otherwise indicated, these statements are made as of the date of this Annual Information Form.

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral resources and the mineral reserves and mineral resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the CIM. U.S. reporting requirements are governed by the SEC’s Industry Guide 7 (“Guide 7”). This Annual Information Form includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC. Osisko also reports estimates of “mineral resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43- 101, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this Annual Information Form concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

EXCHANGE RATE DATA

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon exchange rates provided by the Bank of Canada:

	Year Ended December 31
	2016	2015	2014
	(C$)	(C$)	(C$)
High	1.4589	1.3990	1.1643
Low	1.2544	1.1728	1.0614
Rate at end of period	1.3427	1.3840	1.1601
Average rate for period	1.3248	1.2787	1.1045

On March 21, 2017, the noon exchange rate for one U.S. dollar expressed in Canadian dollars as reported by the Bank of Canada, was 1.3320.

CORPORATE STRUCTURE

Name, Address and Incorporation

Osisko was incorporated on April 29, 2014 under the name “Osisko Gold Royalties Ltd / Redevances Aurifères Osisko Ltée” pursuant to the QBCA, as a wholly-owned subsidiary of OMC. On January 1, 2017, Osisko and its wholly-owned subsidiary Osisko Exploration James Bay amalgamated under the name “Osisko Gold Royalties Ltd / Redevances Aurifères Osisko Ltée”.

In connection with the arrangement between Agnico and Yamana (the “Agnico-Yamana Arrangement”), pursuant to which Agnico and Yamana jointly acquired all of the common shares of OMC, OMC transferred to Osisko the OMC Assets (see “General Development of Osisko’s Business - 2014 - The Agnico-Yamana Arrangement”) and each of the former holders of OMC received in exchange for each OMC Share so held (a) $2.09 in cash; (b) 0.07264 of an Agnico common share; (c) 0.26471 of a Yamana common share; and (d) 0.1 of an Osisko Share on a post-consolidation basis.

Osisko Shares are listed on the TSX under the symbol “OR”. Warrants of Osisko are listed on the TSX under the symbols OR.WT (exercise price: $36.50 / expiry date: March 5, 2022) and OR.WT.A (exercise price: $19.08 / expiry date: February 25, 2019). On July 6, 2016, Osisko Shares began trading on the NYSE under the ticker “OR”.

As of the date of this Annual Information Form, Osisko is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. Osisko is also a reporting issuer in the United States.

Osisko’s head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montreal, Québec H3B 2S2.

Intercorporate Relationships

As of December 31, 2016, Osisko’s only material subsidiary was Osisko Exploration James Bay (see “General Development of Osisko’s Business - 2015 - Closing of Virginia Arrangement”). On December 19, 2016, Osisko Exploration James Bay continued its existence under the QBCA. On January 1, 2017, Osisko and Osisko Exploration James Bay amalgamated under the name “Osisko Gold Royalties Ltd / Redevances Aurifères Osisko Ltée”.

DESCRIPTION OF BUSINESS

Description of the Business

Osisko is a public company traded on the TSX and the NYSE and is domiciled in the Province of Québec, Canada. Osisko is focused on acquiring and managing precious metal and other high-quality royalties and streams and similar interests in the Americas. The cornerstone assets include the 5% NSR royalty on the Canadian Malartic mine located in Malartic, Québec and the sliding scale 2.0% to 3.5% NSR royalty on the Éléonore mine, located in the James Bay area in Québec. Osisko has also entered into a silver stream agreement on the Gibraltar mine located in British Columbia (in February 2017) and owns a portfolio of royalties, options on royalties/stream financing and exclusive rights to participate in future royalty/stream financings on various projects in Canada and the United States. In addition, Osisko invests in equities of exploration, development and royalty companies and has interests (directly or indirectly) in exploration and evaluation projects in four gold camps: the Abitibi Gold Belt (Val-d’Or - Kirkland Lake), the James Bay area and the Cariboo mining district in Canada and the Guerrero Gold Belt in Mexico.

Highlights on Osisko’s Business

•	Osisko is an intermediate gold-focused precious metal royalty and stream financing company focused on the Americas;
•	Osisko owns two premier gold royalties on large low-cost mines that generate significant cash flow and are operated by senior operators;
•	Osisko holds a portfolio of over 50 royalties and one silver stream, mostly on mines and projects in Québec and Ontario;
•	Osisko has a strong cash position of $499.2 million as at December 31st, 2017 and a $150 million undrawn credit facility with the ability to increase the credit facility by $50 million; and
•	Osisko actively invests in exploration through hybrid royalty/equity investments as part of its royalty accelerator model.

Highlights – 2017

•	On February 27, 2017, Osisko announced that it has entered into a US$33.0 million silver stream agreement with Taseko, which closed on March 3, 2017;
•	On February 28, 2017, Osisko purchased 5,450,000 common shares of Osisko Mining;
•	On March 15, 2017, Osisko declared a quarterly dividend of $0.04 per Osisko Shares payable on April 17, 2017 to shareholders of record as of the close of business on March 31, 2017; and
•	On March 15, 2017, Osisko received its first delivery of silver from Taseko pursuant to the Gibraltar stream.

Highlights – 2016

•	Record 38,270 gold equivalent ounces[1] earned (25% increase compared to 2015);
•	Record revenues of $62.7 million (38% increase compared to 2015);
•	Net cash flows from operating activities of $53.4 million;
•	Net earnings attributable to Osisko shareholders of $42.1 million, $0.40 per basic share (compared to $28.7 million, $0.33 per basic share in 2015);
•	Adjusted earnings[2] of $34.2 million, $0.33 per basic share[2] (compared to $29 million, $0.33 per basic share);
•	Cash and cash equivalents of $499.2 million as at December 31, 2016;
•	Realized gain of $15.9 million on sale of equity holdings;
•	Generated proceeds of $129.2 million on sale of investments mainly from the sale of its interest in Labrador Iron Ore Royalty Corporation;
•	Completed a $50.0 million financing in the form of a convertible debenture with Ressources Québec, a wholly-owned subsidiary of Investissement Québec;
•	Completed a bought deal public offering for gross proceeds of $172.6 million;
•	Entered into a 1.5% NSR royalty agreement with Barkerville on the Cariboo gold project for cash consideration of $25.0 million;
•	Entered into a 1% NSR royalty agreement with Arizona Mining on the Hermosa project for cash consideration of $10.0 million;
•	Entered into a $10.0 million financing agreement with Falco for a future stream financing or a 1% NSR royalty on the Horne 5 project;
•	On July 6, 2016, Osisko began trading on the NYSE under the ticker “OR”;
•	Declaration of quarterly dividends of $0.04 per Osisko Share for a total of $0.16 per Osisko Share for the year;
•	On October 5, 2016, Osisko announced the closing of an exploration earn-in agreement with Osisko Mining to streamline operations; and
•	Exercise of its option to acquire a 1% NSR royalty on Osisko Mining’s Windfall and Urban Barry properties for a consideration of $5 million.

____________________

(1)

Gold equivalent ounces earned includes NSR royalties in gold, silver and other cash royalties. Silver was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Refer to the portfolio of royalty interests section for average metal prices used.

(2)

“Adjusted earnings” and “adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of Osisko’s Annual Management Discussion and Analysis.

Cornerstone Royalties: the Canadian Malartic Royalty and the Éléonore Royalty

Osisko’s cornerstone asset is a 5% NSR royalty on the Canadian Malartic property located in Malartic, Québec, and operated by the Canadian Malartic GP created by Agnico and Yamana. The Canadian Malartic property includes the Canadian Malartic mine, which was constructed and developed by OMC at a cost of approximately $1.2 billion and commenced production in April 2011. The Canadian Malartic mine is Canada’s largest producing open pit gold mine. Osisko also holds a 3% NSR royalty on the Odyssey North zone and a 5% NSR royalty on the Odyssey south zone. In February 2017, Agnico and Yamana declared initial inferred mineral resources at Odyssey, estimated at 1.4 million ounces of gold (20.6 million tonnes grading 2.15 g/t gold).

Through the Virginia Arrangement in 2015, Osisko owns a sliding scale 2.0% to 3.5% NSR royalty on the Éléonore gold property located in Québec and operated by Goldcorp. Commercial production for the Éléonore mine was declared on April 1, 2015. Osisko was not entitled to receive any gold or silver ounces until a US$5 million non-interest bearing royalty advance payment had been recovered from production of the Éléonore mine by Goldcorp (representing 4,328 ounces of gold), which was completed in November 2015. Osisko has been receiving gold ounces from the Éléonore mine since December 2015.

Canadian Malartic Royalty		Éléonore Royalty
•	Operator: Agnico/Yamana	•	Operator: Goldcorp
•	Commodity: Au and Ag	•	Commodity: Au
•	Jurisdiction: Québec	•	Jurisdiction: Québec
•	Stage: Production	•	Stage: Production
•	Royalty: 5% NSR and a $0.40/t on milled ore at the CM Properties from outside the Canadian Malartic property area for life of mill starting in June 2021.	•	Royalty:
- Sliding scale 2.0% to 3.5% NSR;
- 0.25% increase for every additional 1 million ounces of gold production up to 3.5%; and
- Adjustment of 10% if price of gold is higher than US$500/oz.

Other Stream and Royalties - Summary

Asset	Operator	Interest	Commodities	Jurisdiction	Stage
Gibraltar Mine	Gibraltar Mines Ltd.(1) (Taseko)	Stream. See note 2.	Cu, Ag	British Columbia	Production
Island Gold	Richmont Mines Inc.	1.7% - 2.55% NSR royalty (3,4)	Au	Ontario	Production
Hewfran Block	Metanor Resources Inc.	1.7% NSR royalty(3,4)	Au	Québec	Production
Vezza	Nottaway	5% NSR royalty & 40% NPI royalty	Au	Québec	Production
Horne 5(5)	Falco	Gold/silver stream or 1% NSR royalty	Au, Ag, Cu, Zn	Québec	Exploration
Lamaque	Integra Gold Corp.	1.7% NSR royalty(3,4)	Au	Québec	Exploration
Cariboo	Barkerville	1.5% NSR royalty	Au	British Columbia	Exploration
Windfall	Osisko Mining	1.5% NSR royalty	Au	Québec	Exploration
Marban	Osisko Mining	0.425% NSR royalty	Au	Québec	Exploration
Hermosa	Arizona Mining	1% NSR royalty	Zn, Pb, Ag	Arizona, USA	Exploration
Pandora	Agnico/Yamana	2% NSR royalty	Au	Québec	Exploration
Malartic - Odyssey North	Agnico/Yamana	3% NSR royalty	Au	Québec	Exploration
Malartic - Odyssey South	Agnico/Yamana	5% NSR royalty	Au	Québec	Exploration
Upper Beaver	Agnico/Yamana	2% NSR royalty	Au, Cu	Ontario	Exploration
Hammond Reef	Agnico/Yamana	2% NSR royalty	Au	Ontario	Exploration
Kirkland Lake Camp	Agnico/Yamana	2% NSR royalty	Au, Cu	Ontario	Exploration
Copperwood	Highland	3% NSR royalty (6)	Cu, Ag	Michigan, USA	Exploration
James Bay properties	Osisko Mining	1.5% - 3.5% NSR royalty (7)	Au, Ag	Québec	Exploration
James Bay properties	Osisko Mining	2% NSR royalty (7)	Other than Au, Ag	Québec	Exploration

(1)	Gibraltar Mines Ltd. is a wholly-owned subsidiary of Taseko.
(2)

Silver stream acquired on February 27, 2017. Any silver in respect of which a delivery is made after January 1, 2017, is subject to the stream. See “General Development of Osisko’s Business – 2017 – Acquisition of Silver Stream on Taseko Mines Limited’s Gibraltar Copper Mine”.

(3)

In 2015, Osisko acquired a portfolio of 28 Canadian royalties held by Teck for cash consideration of $24.2 million. See “General Development of Osisko’s Business - 2015 - Acquisition from Teck Resources Limited of a Portfolio of Royalties”.

(4)

After the sale of a 15% interest in the royalties acquired from Teck to CDPQ. See “General Development of Osisko’s Business – 2015 - Acquisition from Teck Resources Limited of a Portfolio of Royalties”.

(5)

In May 2016, Osisko entered into a financing agreement of $10.0 million with Falco, which will be applied against a stream deposit to be negotiated by October 31, 2017 or converted into a 1% NSR royalty on the Horne 5 project if no stream agreement is concluded. See “General Development of Osisko’s Business – 2016 – Falco Resources Ltd.”.

(6)

3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko’s royalty on Copperwood will be reduced to 1.5%. See “General Deveopment of Osisko’s Business - 2014 – Highland Copper Company Inc.”.

(7)	See “General Development of Osisko’s Business - 2016 - Earn-In Agreement with Osisko Mining Inc.”.

Futhermore, Osisko holds a right of first refusal or right of first offer in relation to certain rights, including financing rights, with the following companies: Arizona Mining, Barkerville, Falco, Highland, IDM Mining Ltd., Nottaway, Osisko Mining, Taseko and Unigold Inc.

Options on Royalties - Summary

Asset	Operator	Interest	Price to Exercise	Commodities	Jurisdiction	Stage
Neita	Unigold Inc.	2% NSR royalty	$2.0 million	Au	Dominican Republic	Exploration
Yellowknife City Gold	TerraX Minerals Inc.	3% NSR royalty	$4.0 million	Au	Northwest Territories	Exploration

Exploration Projects

Osisko owns exploration properties on the Guerrero belt in Guerrero, Mexico through wholly-owned subsidiaries organized under the laws of Mexico, and a large area of mining claims in Northern Québec, directly and through its wholly-owned subsidiary Coulon.

Exploration Projects	James Bay Area Québec, Canada Status: Exploration
Coulon Québec, Canada Status: Exploration
Guerrero Mexico Status: Exploration

Equity Interests and Accelerator Model

Osisko invests, and intends to continue investing from time to time, in various companies within the mining industry for investment purposes, and with the objective of improving its ability to acquire interests in exploration assets, royalties and rights on future royalties or revenue streams. In addition to investment objectives, in some cases, Osisko may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee’s board of directors. The following table lists certain of the equity interests of Osisko:

Investee Companies	Equity Interest as of the date hereof
Barkerville	18.5%
Bowmore Exploration Ltd	21.2%
Falco	13.3%
Highland	16.1%
IDM Mining Ltd.	19.9%
Mistango River Resources Inc.	31.1%
Osisko Mining	15.0%
QMX Gold Corp.	19.9%
Strongbow Exploration Inc.	23.7%
TerraX Minerals Inc.	11.3%
Unigold Inc.	14.7%

Human Resources

As of December 31, 2016, Osisko had 28 employees.

Although Osisko has less than three (3) years of operations, it benefits from the continued availability and commitment of its key management, whose contributions to its immediate and future operations are of significant importance. Furthermore, Osisko implemented a succession plan in order to mitigate the risk of being dependent on such key management. From time to time, Osisko may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business.

Business Model and Strategy

Osisko’s objective is to maximize returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders by dividend payments. Osisko believes it can achieve this by putting its team’s strong technical expertise to work seeking out high margin growth opportunities that provide exposure to the upside of commodity prices and optionality of reserve growth and new discoveries. Osisko’s main focus is on high quality gold assets located in favourable jurisdictions and operated by established mining companies, as these assets are expected to support a premium valuation in the marketplace. Osisko will also evaluate opportunities in other commodities and jurisdictions. Given that a core aspect of Osisko’s business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital. Osisko may also invest or maintain investments in gold bullion as part of its overall treasury management, through the acquisition of gold bullion on the market or through holding in-kind royalties received.

Material Mineral Projects

Osisko considers the Canadian Malartic Royalty and the Éléonore Royalty to be currently its only material mineral projects for the purposes of NI 43-101.

Outlook

Osisko’s 2017 outlook on royalties and streams is based on the publicly available forecasts, in particular forecast for the Canadian Malartic mine published by Yamana and Agnico, forecast for the Éléonore mine published by Goldcorp and forecast from Island Gold mine from Richmont Mines Inc. For royalties or stream earned on properties where no public information is available, Osisko obtains internal forecasts from the producers or uses management’s best estimate.

Attributable gold equivalent ounces for 2017 are estimated between 43,300 and 46,100 and are detailed as follows:

2017
Canadian Malartic	30,500 - 31,500
Éléonore	6,800 - 7,000
Island Gold	1,400 - 1,600
Gilbraltar (stream)	2,600 - 3,000
Other	2,000 - 3,000
Gold equivalent ounces	43,300 - 46,100

For Osisko’s 2017 guidance, silver and cash royalties have been converted to gold equivalent ounces using commodity prices of US$1,250 per ounce of gold and US$18 per ounce of silver and an exchange rate (US$/C$) of 1.30.

Following the earn-in agreement reached with Osisko Mining (see “General Development of Osisko’s Business - 2016- Earn-In Agreement with Osisko Mining Inc.), Osisko’s exploration and evaluation expenses will be mainly for the Coulon project and is estimated at $3.1 million ($1.7 million net of estimated exploration tax credits), of which about $2.2 million will be financed by Québec institutions and other partners.

GENERAL DEVELOPMENT OF OSISKO’S BUSINESS

2017

Highland Copper Company Inc.

On March 20, 2017, Osisko announced that it has subscribed for and received from Highland 25,000,000 units for a price of $0.10 per unit in connection with the closing of the third tranche of Highland’s private placement for a total subscription price of $2,500,000. Each unit is comprised of one common share and one half of a common share purchase warrant. Each whole warrant entitles Osisko to acquire one common share at a price of $0.15 for a period of one year following the closing date of the private placement.

IDM Mining Ltd.

On March 8, 2017, Osisko announced that it has subscribed for and received from IDM Mining Ltd. 29,400,000 common shares at a price of $0.17 per share and 41,000,000 flow-through common shares at a price of $0.25 per share for a total subscription price of $15,248,000. In connection with the private placement, IDM Mining Ltd. granted to Osisko certain pre-emptive rights in respect to purchases or grants of royalties or streams from the Red Mountain gold project.

Acquisition of Silver Stream on Taseko Mines Limited’s Gibraltar Copper Mine

On February 27, 2017, Osisko announced that it has agreed to acquire a silver stream with reference to silver produced at the Gibraltar copper mine located in British Columbia, Canada, from Gibraltar Mines Ltd., a wholly-owned subsidiary of Taseko. Taseko owns a 75% joint venture interest in the Gibraltar copper mine. This transaction closed on March 3, 2017. Osisko paid Taseko cash consideration of US$33 million for the silver stream. In addition, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered.

The principal terms of this agreement are as follows:

•

Osisko will receive from Taseko an amount equal to 100% of Taseko’s share of the silver production on the Gibraltar copper mine until delivery of 5.9 million ounces of silver, which is equivalent to Taseko’s 75% share of the silver in the current proven and probable reserves, and 35% of silver production thereafter for the life of mine.

•	Osisko paid Taseko cash consideration of US$33 million for the silver stream as an advance payment against the purchase price for the sale of silver to Osisko.

•	The effective date of the transaction is January 1, 2017. Any silver in respect of which a delivery is made to an offtaker after January 1, 2017, is subject to the stream.

•	The silver payability rate is 90% of contained silver in concentrate, which is in accordance with Taseko’s existing concentrate offtake agreements.

•	Osisko will make ongoing payments of US$2.75 to Taseko per silver ounce delivered.

•	Silver deliveries will be the secured, subordinated obligation of Gibraltar Mines Ltd., but will be guaranteed by Taseko.

•

Taseko has granted Osisko 3 million common share purchase warrants (the “Taseko Warrants”), with each Taseko Warrant entitling Osisko to purchase one (1) common share of Taseko at a strike price of $2.74. The Taseko Warrants will expire on April 1, 2020. If at any point during the life of the Taseko Warrants, Taseko’s share price trades at a premium of 25% above the strike price for a 30-day consecutive period, Taseko may force the exercise of the Taseko Warrants.

•

The acquisition is expected to increase Osisko’s production by approximately 200,000 ounces of silver for the next 14 years, increasing to an average of 350,000 ounces of silver for the remainder of the 23-year reserve life of the Gibraltar copper mine.

QMX Gold Corporation

On February 22, 2017, Osisko announced that it has subscribed for and received 8,266,670 common shares of QMX Gold Corporation at a price of $0.30 per common share for a total subscription price of $2,480,001.

Sale of interest in Labrador Iron Ore Royalty Corporation

Over the course of the fourth quarter of 2016 and January 2017, Osisko sold its 9.8% interest in Labrador Iron Ore Royalty Corporation. Osisko received $113.4 million in proceeds (including $98.2 million in 2016). During the period it held shares of Labrador Iron Ore Royalty Corporation, Osisko received $10.7 million in dividends.

2016

Appointment of Mr. Jacques Perron to the Board of Directors of Osisko

On December 12, 2016, Osisko announced the appointment of Mr. Jacques Perron to the Osisko Board.

Normal Course Issuer Bid Program

On October 17, 2016, following TSX approval, Osisko announced the commencement of a normal course issuer bid to purchase for cancellation, from time to time, up to 5% of the issued and outstanding Osisko Shares over a 12-month period (the “NCIB Program”).

Repurchases under the NCIB Program may commence on October 24, 2016 and will terminate on October 23, 2017, or on such earlier date as the NCIB Program is complete. Purchases of Osisko Shares under the NCIB Program will be made in Canada through the facilities of the TSX in accordance with its rules. Daily purchases will be limited to 116,783 Osisko Shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the Osisko Shares on the TSX for the six-month period ended September 30, 2016, being 467,132 Osisko Shares. The price that Osisko may pay for Osisko Shares purchased under the NCIB Program will be the prevailing market price at the time of purchase and any Osisko Shares purchased by Osisko will be cancelled.

As of the date hereof, Osisko had purchased 150,000 Osisko Shares under the NCIB Program.

Earn-In Agreement with Osisko Mining Inc.

Effective October 4, 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was subsequently amended to create two separate earn-in agreements. Under the first earn-in agreement, Osisko Mining may earn a 100% interest in 26 of Osisko’s exploration properties located in the James Bay area (excluding the Coulon copper-zinc project and four other exploration properties) and Labrador Trough upon completing expenditures of $26.0 million over a 7-year period; Osisko Mining will earn a 50% interest upon completing expenditures totaling $15.6 million over a 4-year period. Under the second earn-in agreement, Osisko Mining may earn a 100% interest in the Kan property (comprised of the Kan and Fosse Au properties) upon completing expenditures totaling $6.0 million, which represents the guaranteed expenditures to be incurred by Barrick, following an earn-in agreement signed between Osisko Mining and Barrick where Barrick committed to spend $15.0 million on the Kan property; Osisko Mining may earn a 50% interest upon completing expenditures totaling $3.6 million over a 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to a maximum of 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 27 properties. Additionally, new properties acquired by Osisko Mining in a designated area during a 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms. Osisko undertook not to participate in any exploration activity and is bound not to compete with Osisko Mining in areas covered by the agreement, except for the continuation of activities on the Coulon copper-zinc project held by Osisko and other Québec institutional shareholders and on four other exploration properties.

As part of the transaction, Osisko Mining hired most of the Osisko Québec based exploration team (former Virginia employees) and took over the Québec office lease.

Osisko has also exercised its option to acquire a 1% NSR royalty on Osisko Mining’s properties (including the Windfall and Urban Barry properties) for $5 million (see “General Development of Osisko’s Business -2015 - Osisko Mining Inc.”).

Listing on the NYSE

On July 6, 2016, the Osisko Shares began to trade on the NYSE under the ticker sumbol “OR”.

Highland Copper Company Inc.

On June 30, 2016, Highland and Osisko agreed to amend the terms of their agreement entered into in December 2014 and to convert the $10 million secured loan into a 3% NSR royalty on all metals produced from the mineral rights and leases associated with the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko’s royalty on Copperwood will be reduced to 1.5% . Following the conversion, Osisko retains its option to purchase for US$26 million any future silver production from the White Pine and Copperwood projects.

Falco Resources Ltd.

On May 30, 2016, Osisko provided a $10 million loan to Falco with an 18-month maturity and bearing interest at 7% per annum. Under the terms of the loan, Falco and Osisko shall negotiate, by the end of October 2017, the terms, conditions and form of a silver and/or gold stream agreement required to build the Falco’s Horne 5 project. In this case, the principal amount of the loan and any accrued interest will be applied against the stream deposit. At the maturity date, if Falco and Osisko have not concluded a stream agreement, the principal amount of the loan will be converted into a 1 % NSR royalty on the Horne 5 project and accrued interests will be paid in cash.

Arizona Mining Inc.

On April 25, 2016, Osisko acquired for $10 million a 1% NSR royalty on any lead/zinc/silver sulfide ores mined from the Hermosa Project owned by Arizona Mining. The Hermosa Project is located in Santa Cruz County, Arizona. Osisko also subscribed for a total of 8,930,000 units at a price of $0.56 per unit, for gross proceeds of $5,000,800. Each unit consisted of one common share of Arizona Mining and one half of one common share purchase warrant, each whole warrant being convertible into one common share of Arizona Mining at a price of $0.75 for a period of 18 months.

$173 Million Bought Deal Public Offering

On February 26, 2016, Osisko closed a bought deal public offering by way of a short form prospectus in all of the provinces of Canada of 11,431,000 units (the “Units”), including the full exercise of an over-allotment option by a syndicate of underwriters co-led by BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., at a price of $15.10 per Unit, representing aggregate gross proceeds to Osisko of $172,608,000.

Each Unit entitles the holder to acquire, for no additional consideration, one (1) Osisko Share and one-half of one common share purchase warrant (each whole common share purchase warrant a “2016 Warrant”) of Osisko. Each full 2016 Warrant will entitle the holder thereof to purchase one (1) Osisko Share at a price of $19.08 per Osisko Share for a period of 36 months.

$50 Million Financing with Ressources Québec inc.

On February 12, 2016, Ressources Québec, a wholly-owned subsidiary of Investissement Québec, subscribed to a five-year $50 million convertible debenture, bearing interest at an annual rate of 4% payable quarterly (the “Debenture”).

Ressources Québec will be entitled, at its option, to convert the Debenture into Osisko Shares at a price of $19.08 per Osisko Share at any time during its term.

Barkerville Gold Mines Ltd.

On February 5, 2016, Osisko announced that it closed its previously announced royalty financing and the second tranche of the private placement with Barkerville (a first tranche of $6 million closed on December 23, 2015). On November 30, 2015, Osisko and Barkerville announced the entering into of a binding letter agreement whereby Osisko agreed to purchase 32,000,000 common shares, issued on a flow-through basis, of Barkerville (the “Barkerville Placement”) at a price of $0.32 per share for total proceeds of $10,240,000 as well as a 1.5% NSR royalty on the Cariboo Gold project located in British Columbia, Canada, for cash consideration of $25 million.

Following the completion of the Barkerville Placement, Osisko held 47,625,000 common shares of Barkerville, representing approximately 18.4% of the issued and outstanding common shares of Barkerville.

As part of this financing, Osisko and Barkerville also agreed to negotiate a gold stream agreement following the completion by Barkerville of a feasibility study on the Cariboo Gold project. Following a 60-day negotiation period, if Osisko and Barkerville have not entered into a gold stream agreement, Barkerville shall either grant a right to Osisko to purchase an additional 0.75% NSR royalty for a consideration of $12.5 million, or make a payment of $12.5 million to Osisko.

Osisko was also granted the right to appoint two nominees to the board of directors of Barkerville. Upon closing of the Barkerville Placement, Sean Roosen (Chair and Chief Executive Officer of Osisko) was appointed as Co-Chairman of Barkerville, Chris Lodder, a director of Barkerville, was selected to serve as Osisko’s second nominee and Luc Lessard, Senior Vice President, Technical Services of Osisko, was appointed as Chief Operating Officer.

Additionally, Osisko and Barkerville entered into a technical advisory agreement whereby Osisko will review data and provide advice to Barkerville during the exploration, development and construction of the Cariboo Gold project located in British Columbia, Canada.

Osisko Mining Inc. and NioGold Mining Corporation

On January 11, 2016, Osisko Mining announced its intention to acquire all of the outstanding shares of NioGold by way of a statutory plan of arrangement (the “NioGold Arrangement”). In connection with the NioGold Arrangement, Osisko Mining also announced a “best efforts” private placement of 8,333,333 subscription receipts of Osisko Mining (the “Osisko Mining SRs”) at a subscription price of $1.20 per Osisko Mining SR for total gross proceeds of $10 million (the “Osisko Mining Offering”).

Each Osisko Mining SR entitled the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, following the satisfaction by Osisko Mining of the release conditions (a) one (1) Osisko Mining Share and (b) one (1) common share purchase warrant of Osisko Mining (an “Osisko Mining Warrant”). Each Osisko Mining Warrant is exercisable into one Osisko Mining Share for a period of thirty-six (36) months from the closing date of the Osisko Mining Offering at an exercise price of $1.44.

The Osisko Mining Offering closed on February 3, 2016, with 10,521,700 Osisko Mining SRs sold (which included a partial exercise of an over-allotment option) for gross proceeds of $12,626,000.

Osisko subscribed for and received 800,000 Osisko Mining SRs under the Osisko Mining Offering.

On March 4, 2016 Osisko Mining and NioGold announced that all resolutions in connection with their proposed business combination to be completed by way of a plan of arrangement were approved at the special meeting of shareholders of Osisko Mining and at the annual and special meeting of shareholders of NioGold. In addition, shareholders of Osisko Mining ratified and approved the private placement of 10,521,700 Osisko Mining SRs sold on a “best efforts” private placement basis on February 3, 2016.

Additionally, in connection with the NioGold Arrangement, which closed on March 11, 2016, Osisko received an additional 9,833,495 Osisko Mining Shares.

Following closing of the NioGold Arrangement and the conversion of the Osisko Mining SRs, Osisko owned (a) 19,859,327 Osisko Mining Shares, representing approximately 16% of the issued and outstanding Osisko Mining Shares on a non-diluted basis, and (b) 20,659,327 Osisko Mining Shares assuming the exercise in full by Osisko of the 800,000 Osisko Mining Warrants underlying the 800,000 Osisko Mining SRs held by Osisko, representing approximately 16.6% of the issued and outstanding Osisko Mining Shares on a partially-diluted basis.

2015

Increase of Revolving Credit Facility

On December 23, 2015, Osisko amended its Credit Agreement with National Bank of Canada and the Bank of Montreal, thereby increasing the amount of the facility from $100 million to $150 million and extending its term to December 23, 2017, which can be extended by one year at each anniversary date (the “Amended Credit Agreement”). The revolving credit facility is to be used for investments in the mineral industry, including the acquisition of royalties and/or funding precious metal streams. The revolving credit facility may be further increased by $50 million at Osisko’s request. The revolving credit facility is secured by Osisko’s assets.

As of the date of this Annual Information Form, no amount has been drawn under the revolving credit facility and Osisko is in compliance with all covenants thereunder.

Falco Resources Ltd.

On December 31, 2015, Osisko subscribed for 5,900,000 flow-through Falco Shares at a price of $0.32 per share for an aggregate subscription price of $1,888,000. Following this private placement, Osisko had ownership and control over 17,857,255 Falco Shares, representing approximately 16.2% of the issued and outstanding Falco Shares.

Receipt of First Shipment of Gold Ounces - Éléonore Royalty

On December 22, 2015, Osisko announced the receipt of a first shipment of gold ounces from the Éléonore Royalty. As a reminder, Osisko did not receive any gold or silver ounces from the Éléonore Royalty until a US$5 million non-interest bearing royalty advance payment was recovered by Goldcorp from production of the Éléonore mine.

Acquisition from Teck Resources Limited of a Portfolio of Royalties

On October 19, 2015, Osisko announced an agreement to acquire a portfolio of thirty-one (31) Canadian royalty interests held by Teck in exchange for cash consideration of $28 million, with an additional $2.5 million to be paid on confirmation of certain rights.

On November 17, 2015, Osisko announced the closing of the first portion of the acquisition, pursuant to which Osisko acquired a portfolio of twenty-eight (28) royalties for cash consideration of $24.2 million, with an additional $2.5 million to be paid upon the confirmation of certain rights. The additional payment of $2.5 million was not made as the rights were not confirmed.

Such portfolio of royalties includes the following

1.	Island Gold. Three (3) royalties from 2.0% NSR to 3.0% NSR on the producing Island Gold Mine properties located in Northern Ontario owned by Richmont Mines Inc.;

2.	Lamaque. 2.0% NSR royalty on the Lamaque property located in the Abitibi owned by Integra Gold Corp.;

3.	Hewfran. 2.0% NSR royalty on the Hewfran Block located in Northern Québec owned by Metanor Resources Inc.; and

4.	Marban. 0.5% NSR royalty and right to $5 million payment upon commercial production on the Marban property owned by NioGold and located near the Canadian Malartic mine in Malartic, Québec.

In conjunction with the Virginia Arrangement, CDPQ and Fonds FTQ were granted a combined 15% right to participate in all future royalty or stream transactions entered into by Osisko and Virginia.

On February 17, 2016, CDPQ exercised such participation right to acquire a 15% interest in the portfolio of twenty-eight (28) Canadian royalty interests acquired by Osisko from Teck to date.

Acquisition of the Vezza Royalties

Pursuant to a royalty purchase agreement dated September 10, 2015, Osisko acquired a 5% NSR royalty and a 40% NPI royalty in the Vezza gold property operated by Nottaway for a total acquisition price of $10 million (the “Vezza Purchase Price”). It was agreed that Nottaway shall drawdown on the Vezza Purchase Price in no less than two (2) tranches of no more than $5 million. As of December 31, 2015, an amount of $5 million, payable on the Vezza Purchase Price, was outstanding and payable by Osisko on demand. In March 2016, the Vezza Purchase Price was paid in full. The Vezza property is located 25 km from Matagami, Québec.

Highland Copper Company Inc.

On October 7, 2015, Osisko subscribed for 24,426,434 common shares of Highland at a price of $0.15 per share for an aggregate consideration of $3,663,965.

Following this private placement, Osisko had ownership and control over 29,420,434 common shares of Highland, representing approximately 19.1% of the issued and outstanding common shares of Highland.

Dividend Reinvestment Plan

On September 21, 2015, Osisko implemented the Dividend Reinvestment Plan.

The Dividend Reinvestment Plan allows shareholders to reinvest their cash dividends into additional Osisko Shares either purchased on the open market through the facilities of TSX, or issued directly from treasury by Osisko, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the Osisko Shares on the TSX during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at Osisko’s sole election. No commissions, service charges or brokerage fees are payable by Osisko Shareholders who elect to participate in the Dividend Reinvestment Plan.

Osisko Mining Inc.

On June 8, 2015, Osisko Mining entered into binding letter agreements with each of Eagle Hill Exploration Corporation, Ryan Gold Corp. and Corona Gold Corporation in respect of the proposed acquisition by Osisko Mining of such companies.

In connection with the foregoing, Osisko and Osisko Mining entered into an agreement pursuant to which Osisko agreed to purchase up to 181,818,181 Osisko Mining Shares at a price of $0.11 per share, for an aggregate purchase price of up to $20 million (the “Osisko Mining Placement”).

The financing commitment included the grant to Osisko of first rights to participate in royalties and streams created by Osisko Mining and pro rata financing participation rights. For a period of five (5) years from the date of closing of the transaction, Osisko will have a one-time right, should Osisko Mining seek financing in debt or equity markets, to provide first financing to Osisko Mining equal to $5 million in exchange for the granting by Osisko Mining of a 1% NSR royalty over such properties as are wholly owned by Osisko Mining immediately following completion of the transaction. In addition, administrative services will be provided to Osisko Mining by Osisko.

The Osisko Mining Placement closed on August 25, 2015, pursuant to which Osisko purchased 161,750,984 Osisko Mining Shares at a price of $0.11 per share, for aggregate gross proceeds of approximately $17.8 million, resulting in Osisko holding approximately 16.9% of the issued and outstanding Osisko Mining Shares on a non-diluted basis.

Following the completion of the Osisko Mining Placement, Sean Roosen (Chair and Chief Executive Officer of Osisko; director of Osisko Mining since August 2015), John F. Burzynski (Director of Osisko; director of Osisko Mining since February 2010) and Robert Wares (director of Osisko Mining since January 2013) were appointed to the board of directors of Osisko Mining as nominees of Osisko further to nomination rights, among other rights, granted to Osisko in connection with the Osisko Mining Placement.

Labrador Iron Ore Royalty Corporation

On May 15, 2015, Osisko announced the acquisition of a 9.8% equity interest in Labrador Iron Ore Royalty Corporation.

Malartic CHL Prospect

Prior to completion of the Agnico-Yamana Arrangement, OMC held a direct 70% interest in the Malartic CHL prospect (the “Malartic CHL Prospect”).

Upon completion of the Agnico-Yamana Arrangement, the Malartic CHL Prospect was not included in the Canadian Malartic Royalty due to the pending legal dispute with a third party.

On February 23, 2015, Osisko provided a public update in respect of its royalty interest in the Malartic CHL Prospect, which among other things hosts the Odyssey North discovery (“Odyssey North”) and announced that it has entered into a letter of intent with Agnico and Yamana whereby Osisko received a 3% NSR royalty on 100% of the Malartic CHL Prospect.

$200 Million Bought Deal Private Placement

On January 21, 2015, Osisko announced a bought deal private placement with a syndicate of underwriters, co-led by Macquarie Capital Markets Canada Ltd. and RBC Dominion Securities Inc., pursuant to which the 2015 Underwriters have agreed to buy 10,960,000 special warrants of Osisko (the “Special Warrants”) at a price of $18.25 per Special Warrant, representing aggregate gross proceeds of $200,020,000.

Each Special Warrant entitled the holder to acquire, for no additional consideration, one (1) unit of Osisko, with each such unit being comprised of one (1) Osisko Share and one-half of one common share purchase warrant of Osisko (each whole common share purchase warrant a “SW Warrant”), exercisable for eighty-four (84) months following closing of the deal at a price of $36.50 per Osisko Share.

The Special Warrants were automatically exercised or deemed to be exercised by the holders thereof on March 5, 2015, following which Osisko issued an aggregate of 10,960,000 Common Shares and 5,480,000 SW Warrants.

Closing of Virginia Arrangement

On January 12, 2015, all resolutions in connection with an arrangement between Virginia and Osisko (the “Virginia Arrangement”) were approved at the special meetings of shareholders of Virginia (the “Virginia Meeting”) and of Osisko (the “Osisko Meeting”). At the Virginia Meeting, the special resolution authorizing the Virginia Arrangement was approved by 99.36% of the Virginia Shareholders present in person or represented by proxy, which were representing 77.60% of all issued and outstanding Virginia Shares. At the Osisko Meeting, the ordinary resolution authorizing the maximum number of Osisko Shares issuable in connection with the Virginia Arrangement was approved by 99.91% of the Osisko Shareholders present in person or represented by proxy, which were representing 80% of all issued and outstanding Osisko Shares.

On January 15, 2015, Virginia received final approval of the Superior Court of Québec for the Virginia Arrangement.

On February 17, 2015 (the “Virginia Arrangement Effective Date”), the following transactions contemplated under the Virginia Arrangement closed:

(a)

each Virginia Share held by a Virginia Shareholder (other than Osisko) was transferred by the holder thereof to Osisko in exchange for 0.92 Osisko Share, free and clear of any liens, claims or encumbrances, subject to the Virginia Plan of Arrangement, Virginia and SubCo amalgamated to form MergeCo, under the name “Osisko Exploration James Bay Inc. / Exploration Osisko - Baie James Inc.” and thereby becoming a wholly-owned subsidiary of Osisko;

(b)

each Virginia Option outstanding immediately prior to the Virginia Arrangement Effective Date, whether or not vested, was exchanged for an option (each a “Replacement Osisko Option”) to acquire from Osisko the number of Osisko Shares equal to the product of the number of Virginia Shares by the Exchange Ratio. The exercise price per Osisko Share subject to a Replacement Osisko Option shall be equal to the quotient obtained by dividing the exercise price per Virginia Share by the Exchange Ratio;

(c)

The exchange rights agreement dated January 31, 2014 (the “Coulon Exchange Rights Agreement”) was amended so that, a Coulon Shareholder shall, upon exercise of such Coulon Shareholder’s exchange rights thereunder (the “Coulon Exchange Rights”) in accordance with the terms and conditions of the Coulon Exchange Rights Agreement, no longer be entitled to receive Virginia Shares and shall instead be entitled to receive from Osisko such number of Osisko Shares (rounded to the nearest whole number with half of an Osisko Share rounded upwards) calculated in accordance with the formula set out in the Virginia Plan of Arrangement.

Consequently, on February 17, 2015, in connection with the closing of the Virginia Arrangement:

(i)	29,964,240 Osisko Shares were issued to Virginia Shareholders (other than Osisko) in exchange for their Virginia Shares;

(ii)	the outstanding Virginia Options were exchanged for 1,695,770 Replacement Osisko Options; and

(iii)	up to 7,611,937 Osisko Shares issuable upon the exercise of the Coulon Exchange Rights were reserved for issuance.

In addition, in connection with the closing of the Virginia Arrangement, André Gaumond and Pierre Labbé were nominated as directors of Osisko.

2014

Highland Copper Company Inc.

On December 16, 2014, Osisko announced the closing of a transaction with Highland whereby Osisko has provided Highland with a C$10 million secured loan in exchange for, among other things, a 3% sliding-scale NSR royalty option on all metals produced from the White Pine North project to be acquired by Highland. Under this transaction, Highland also granted Osisko an exclusive option to purchase a 100% silver NSR royalty on all future silver production from Highland’s White Pine North and Copperwood Projects (collectively, the “Michigan Projects”).

Under the terms of this transaction, Osisko has provided Highland with a C$10 million loan, secured against all of Highland’s assets (the “Highland Secured Loan”), until the earlier of such time that Highland completes its acquisition of the White Pine North project, or March 31, 2016. Upon Highland completing its acquisition of the White Pine North project, the Highland Secured Loan may be assigned, at Osisko’s discretion, to Highland in exchange for a 3% sliding-scale NSR royalty on all metals from the White Pine North project (the “White Pine North Royalty”). The White Pine North Royalty has a base rate 3% NSR and increases by 0.01% NSR for every $0.01 increase in the copper price above $3.00 per pound.

Additionally, Osisko has been granted an option to purchase a 100% silver NSR royalty on the Michigan Projects (the “Highland Silver Royalty”) for future cash consideration of US$26 million should Osisko exercise its exclusive option to acquire the Highland Silver Royalty. At its sole discretion, Osisko may elect to purchase the Highland Silver Royalty within 60 days following the delivery by Highland of a feasibility study on the Michigan Projects.

In connection with the Highland Secured Loan, Osisko had the right to nominate one (1) director to the Highland board (which right was exercised on November 23, 2015 with the appointment of Luc Lessard). Osisko has the right to nominate one (1) additional director to the Highland board upon exercise of the Highland Silver Royalty option.

$100 Million Revolving Credit Facility

On November 21, 2014, Osisko entered into a $100 million revolving credit facility agreement with National Bank of Canada (the “Credit Agreement”) to obtain a revolving credit facility to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams.

The revolving credit facility is secured by Osisko’s assets and has a two-year term, which can be extended by one year on each anniversary. The facility is subject to initial standby fees of 0.30% . Drawn funds with base and prime rate advances will bear interest at a base/prime rate plus between 0.50% and 2.50% and LIBOR loans will bear interest at LIBOR plus between 1.50% and 3.50% depending on Osisko’s leverage ratio.

Normal Course Issuer Bid

On November 28, 2014, Osisko commenced a normal course issuer bid to purchase for cancellation, from time to time, up to the greater of (i) 5% of the issued and outstanding Osisko Shares, and (ii) 10% of the “public float” (as that term is defined in the TSX Company Manual) over a twelve-month period, subject to TSX approval.

Initiation of Quarterly Dividend Program

On November 17, 2014, Osisko announced that the Osisko Board approved the initiation of a quarterly dividend program. Osisko paid a dividend of $0.03 per Osisko Share for each quarter from December 31, 2014 to September 30, 2015. Osisko increased its quarterly dividend to $0.04 per Osisko Share since the last quarter of 2015.

Virginia Arrangement Agreement and Private Placements with CDPQ and Fonds FTQ

On November 16, 2014, Osisko entered into the Virginia Arrangement Agreement with Virginia and SubCo, a wholly-owned subsidiary of Osisko.

On November 16, 2014, Osisko and Virginia entered into binding subscription agreements with CDPQ and Fonds FTQ for private placements of Osisko Shares and Virginia Shares. Together, the CDPQ and the Fonds FTQ subscribed for 2,794,411 Osisko Shares at a price of $15.03 per Osisko Share for aggregate gross proceeds of approximately $42 million. In addition, the CDPQ and the Fonds FTQ together subscribed for 2,024,583 Virginia Shares at a price of $13.83 per Virginia Share for aggregate gross proceeds of approximately $28 million. On November 26, 2014, following TSX approval, the private placements closed.

On November 16, 2014, Osisko entered into a share purchase agreement with a certain shareholder of Virginia to acquire, in the aggregate, 2,387,616 Virginia Shares for consideration of $14.19 per Virginia Share, satisfied by the delivery of 0.92 Osisko Shares for each Virginia Share. The acquisition of such Virginia Shares was completed on December 1, 2014. The 2,387,616 Virginia Shares acquired by Osisko under such share purchase agreement represented approximately 6.7% of the issued and outstanding Virginia Shares.

On November 25, 2014, Osisko acquired beneficial ownership of an additional 1,000,000 Virginia Shares at a price of $13.00 per Virginia Share and, on November 28, 2014, Osisko acquired beneficial ownership of an additional 175,000 Virginia Shares. Osisko acquired these 1,175,000 Virginia Shares through the facilities of the TSX.

NioGold Mining Corporation

On August 29, 2014, Osisko completed a non-brokered private placement to acquire 14,000,000 flow-through common shares of NioGold at a price of $0.35 per share. Upon closing of the transaction, Osisko owned 23,598,500 NioGold Shares, or approximately 19.5% of the issued and outstanding NioGold Shares. In addition, Osisko completed the purchase of the rights held by NioGold to repurchase half of the existing NSR royalties on the Marban block and Malartic Hygrade-NSM block for an aggregate purchase price $150,000. Such rights include the right to repurchase (a) for the price of $1,000,000: (i) 0.25% NSR on the Marban claims, (ii) 0.5% NSR on the First Canadian claims and (iii) 1.0% NSR on the Norlartic claims; and (b) for the price of $1,000,000, 1.0% NSR on the Malartic Hygrade-NSM claims.

On October 30, 2014, Sean Roosen, the Chair and Chief Executive Officer of Osisko, and Bryan A. Coates, the President of Osisko, were elected as directors of NioGold.

Falco Resources Ltd.

On August 28, 2014, Osisko entered into a share purchase agreement with QMX Gold Corporation to acquire 1,488,990 Falco Shares at a price of $0.45 per Falco Share for an aggregate purchase price of $670,045, representing approximately 2.04% of the issued and outstanding Falco Shares. In addition, Osisko acquired, subject to the policies of the TSX Venture Exchange, an additional 1,218,265 Falco Shares subject to an escrow agreement at a price of $0.27 per Falco Share for an aggregate purchase price of $328,931.

On September 12, 2014, Falco appointed Sean Roosen, the Chair and Chief Executive Officer of Osisko, as Chair of Falco.

The Agnico-Yamana Arrangement

Osisko was formed following the entering into of the Agnico-Yamana Arrangement Agreement by Agnico, Yamana and OMC.

In connection with the Agnico-Yamana Arrangement, OMC transferred to Osisko all of its legal and beneficial right, title and interest in and to the OMC Assets (as defined below) in consideration for (i) the issuance by Osisko to OMC of 479,004,578 Osisko Shares (on a pre-consolidation basis), and (ii) the assumption by Osisko of the OMC Liabilities, all in accordance with the terms of the OMC Contribution Agreement.

The assets contributed pursuant to the OMC Contribution Agreement (collectively, the “OMC Assets”) included the following:

(i)	$157,000,000 in cash;

(ii)	the Canadian Malartic Royalty, including the Canadian Malartic Mill Fee Royalty;

(iii)	the Canadian Exploration Properties Royalty, including a 2% NSR royalty on the Yukon Properties;

(iv)	all legal and beneficial interest of OMC and the subsidiaries of OMC in the Osisko Subsidiaries;

(v)	the publicly traded equity investments of OMC held at the effective time of the Agnico-Yamana Arrangement; and

(vi)	all right, title and interest to the name “Osisko Mining Corporation”.

Osisko’s initial asset base also included a Canadian tax base of $50 million related to the Canadian Malartic Royalty to be used to shelter income from federal and Québec income taxes.

The OMC Liabilities are all of the liabilities of OMC and its affiliates, contingent or otherwise, which pertain to the OMC Assets but excluding any liability or obligation with respect to taxes for periods prior to June 16, 2014, the effective date of the Agnico-Yamana Arrangement.

The following organizational chart depicts Osisko’s holding of the Canadian Malartic Royalty, the Canadian Exploration Properties Royalty and its interest in the Mexican Properties immediately following the Agnico-Yamana Arrangement.

The Canadian Malartic Royalty Agreement

Pursuant to the amended and restated net smelter return royalty agreement dated June 16, 2014 between Osisko and Canadian Malartic GP (the “Canadian Malartic Royalty Agreement”), Osisko holds in the properties (“CM Properties”) subject to the Canadian Malartic Royalty (as defined herein) a real right in the CM Properties (and the associated ores, minerals and mineral resources and by-products thereof which may be extracted from the CM Properties) and Canadian Malartic GP has agreed to pay Osisko a royalty equal to 5% of the net smelter return (as defined in the Canadian Malartic Royalty Agreement) from production of metals, ores and other materials recovered from the CM Properties (the “Canadian Malartic Royalty”). The term of the Canadian Malartic Royalty Agreement is perpetual.

Prior to the commencement of each fiscal year, Osisko may elect to receive payment of the Canadian Malartic Royalty for such fiscal year to the extent relating to gold and silver as an in-kind credit. If Osisko has elected to receive the in-kind royalty, where precious metals are shipped in the form of dore, Osisko’s account shall be credited with 5% of the refined gold and 5% of the refined silver credited as soon as practicable and in any event no later than five (5) business days after the refined gold or refined silver is credited, subject to further adjustment. Since 2014, Osisko has elected to receive the Canadian Malartic Royalty in-kind. The Canadian Malartic Royalty is payable quarterly and all payments pursuant to the Canadian Malartic Royalty to be paid in cash must be paid in United States dollars.

Osisko has the right to inspect the CM Properties and to inspect and audit books and records upon 20 days’ prior notice to Canadian Malartic GP. Canadian Malartic GP is required to deliver to Osisko an annual forecast report.

If Canadian Malartic GP intends to abandon any portion of the CM Properties, Osisko can elect to have such portion conveyed to it, subject to the satisfaction of certain conditions.

Canadian Malartic GP is required to pay Osisko a C$0.40 per tonne milling fee in respect of ore milled at the CM Properties after June 16, 2021 that is not produced from the CM Properties provided no fee is payable in respect of any tonnes of ore milled in excess of 65,000 tpd.

Osisko may assign all of its rights in the Canadian Malartic Royalty without the prior consent of Canadian Malartic GP. Canadian Malartic GP may not assign or otherwise convey the CM Properties unless certain conditions are satisfied.

A deed of hypothec was entered into hypothecating the CM Properties in favour of Osisko and securing payment of the Canadian Malartic Royalty subject to certain terms and conditions. The hypothec is first-ranking subject to, among other things, security existing at the time of execution of the Canadian Malartic Royalty Agreement. The Canadian Malartic Royalty Agreement has been published at the Québec Public Register of Real and Immovable Mining Rights.

The Canadian Exploration Properties Royalty Agreement

Pursuant to the net smelter return royalty agreement dated June 16, 2014 between Osisko and OMC (the “Canadian Exploration Properties Royalty Agreement”), Osisko holds in the properties (the “CEP Properties”) subject to the Canadian Exploration Properties Royalty (which include the two advanced exploration projects, Hammond Reef and Upper Beaver located in Ontario, Canada) a real right in the CEP Properties (and the associated ores, minerals and mineral resources and by-products thereof which may be extracted from the CEP Properties) and OMC has agreed to pay Osisko a royalty equal to 2% of the NSR (as defined in the Canadian Exploration Properties Royalty Agreement) from production of metals, ores and other materials recovered from the CEP Properties (the “Canadian Exploration Properties Royalty”). The term of the Canadian Exploration Properties Royalty Agreement is perpetual.

Prior to the commencement of each fiscal year, Osisko may elect to receive payment of the Canadian Exploration Properties Royalty for such fiscal year to the extent relating to gold and silver as an in-kind credit. The Canadian Exploration Properties Royalty is payable quarterly and all payments pursuant to the Canadian Exploration Properties Royalty to be paid in cash must be paid in United States dollars. If Osisko has elected to receive the in-kind royalty, where precious metals are shipped in the form of dore, Osisko’s account shall be credited with 2% of the refined gold and 2% of the refined silver credited to the owner as soon as practicable and in any event no later than five (5) business days after the refined gold or refined silver is credited, subject to further adjustment. No payment or credit in respect of the Canadian Exploration Properties Royalty may be made to Osisko in respect of products produced from the Kinross NSR Properties until the royalty payable pursuant to the Kinross Net Smelter Return Royalty Agreement dated July 31, 2008 between Brett Resources Inc. (a predecessor of OMC) and Kinross Gold Corporation, has been paid in full for the relevant time period.

Osisko has the right to inspect the CEP Properties and to inspect and audit books and records upon 20 days’ prior notice to OMC. OMC is required to deliver to Osisko an annual forecast report.

If OMC intends to abandon any portion of the CEP Properties, Osisko can elect to have such portion conveyed to it, subject to the satisfaction of certain conditions.

Osisko may assign all of its rights in the Canadian Exploration Properties Royalty without the prior consent of OMC. OMC may not assign or otherwise convey the CEP Properties unless certain conditions are satisfied.

Significant Acquisitions

Osisko has not completed any significant acquisition during its most recently completed financial year and for which disclosure is required under Part 8 of NI 51-102.

RISK FACTORS

Risk Factors

An investment in Osisko Shares, as well as in Osisko’s prospects, is speculative due to the risk nature of its business and the present stage of its development. Shareholders of Osisko may lose their entire investment. The risks described below are not the only ones facing Osisko. Additional risks not currently known to Osisko, or that Osisko currently deems immaterial, may also impair Osisko’s operations. If any of the following risks actually occur, Osisko’s business, financial condition and operating results could be adversely affected.

An investment in Osisko is considered speculative primarily due to the nature of Osisko’s business. There is no assurance that certain of Osisko’s royalty or property interests or other assets will generate earnings, operate profitably or provide a return on investment in the future.

In evaluating Osisko and its business, the readers should carefully consider the risk factors which follow. These risk factors may not be a definitive list of all risk factors associated with an investment in Osisko or in connection with the business and operations of Osisko.

Commodity Price Risks

Changes in the market price of the commodities underlying Osisko’s interests may affect the profitability of Osisko and the revenue generated therefrom

The revenue derived by Osisko from its royalty portfolio and investments might be significantly affected by changes in the market price of the commodities underlying its royalties and other investments. Osisko’s revenue will be particularly sensitive to changes in the price of gold, as the revenue from gold represents the majority of the cash flow derived from its royalty portfolio.

Commodity prices, including those to which Osisko is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of Osisko, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical factors. All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or working interests applicable to one or more relevant commodities. Moreover, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on Osisko’s profitability, results of operations and financial condition. Although Osisko believes that the fundamentals of supply and demand will remain robust in the future and participants in various sectors will continue to support the gold price despite uncertainties in the global economy, there is no guarantee that the gold price will not materially decrease.

For the year ended December 31, 2016, Osisko did not utilize any hedging programs to mitigate the effect of commodity price movement.

Third Party Operator Risks

Osisko has limited access to data regarding the operation of mines in which it has a royalty or stream interest

As a royalty or stream holder, Osisko does not serve as the mine’s operator and has little or no input into how the operations are conducted. As such, Osisko has varying access to data on the operations or to the actual properties themselves. This could affect its ability to assess the value of the royalty or stream interest or enhance the royalty’s or stream’s performance. It is difficult or impossible for Osisko to ensure that the properties are operated in its best interest. Osisko’s royalty or stream payments may be calculated by the royalty or stream payors in a manner different from Osisko’s projections. Osisko does, however, have rights of audit with respect to such royalty or stream interests.

Osisko has little or no control over mining operations in which it holds a royalty or stream interest

Osisko has few or no contractual rights relating to the operation or development of mines in which it only holds a royalty or stream interest. Osisko may not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the mines shut down or discontinue their operations on a temporary or permanent basis. Certain of these properties may not commence production within the time frames anticipated, if at all, and there can be no assurance that the production, if any, from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the mines or their successors may decide to suspend or discontinue operations. Osisko is subject to the risks that the mines shut down on a temporary or permanent basis due to issues including, but not limited to, economic, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation, community relations and other risks. These issues are common in the mining industry and can occur frequently.

Osisko is dependent on the payment/delivery of royalties or streams by the owners and operators of certain properties and any delay in or failure of such royalty or stream payments will affect the revenues generated by Osisko’s asset portfolio

Royalty, stream and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalty, stream and other interests do not abide by their contractual obligations, Osisko would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. While any proceedings or actions are pending, or if any decision is determined adversely to Osisko, such litigation may have a material adverse effect on Osisko’s profitability, results of operations and financial condition.

In addition, Osisko is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant royalty or stream properties. Payments and/or deliveries from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments and/or deliveries may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, recovery by the operators of expenses incurred in the operation of the royalty or stream properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Osisko’s rights to payment and/or delivery under the royalties or streams must, in most cases, be enforced by contract without the protection of a security interest over property that Osisko could readily liquidate. This inhibits Osisko’s ability to collect outstanding royalties or streams upon a default. In the event of a bankruptcy of an operator or owner, Osisko may have a limited prospect for full recovery of revenues. Failure to receive any payments and/or deliveries from the owners and operators of the relevant properties may result in a material and adverse effect on Osisko’s profitability, results of operation and financial condition.

Risks related to mining operations

Mining operations involve significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate or adequately mitigate. Major expenditures are required to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly volatile; and governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.

Thus, Osisko’s business might be impacted by such risks inherent to mining operations and is dependent, among other things, on mining operations conducted by third parties.

Osisko may acquire royalty or stream interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered or developed

Exploration for metals and minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on lands where Osisko holds royalties or streams.

If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on terms acceptable to the operator or at all. Although, in respect of these properties, Osisko intends to only hold royalty or stream interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funds to advance the project.

Operational Risks

The properties on which Osisko holds interests are subject to exploration and mining risks

Osisko seeks to acquire royalty or stream interests in mineral properties or equity interests in companies that have exploration properties, advanced staged development projects or operating mines. Royalties and streams are non-operating interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of Osisko’s operations will be in part directly related to the cost and ultimate success of the operating mines in which Osisko has a royalty or stream interest or the companies in which Osisko has equity interests, which may be affected by a number of factors beyond Osisko’s control.

Operating a producing mine involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Osisko has a direct or indirect interest are and will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources and mineral reserves, any of which could result in work stoppages, damage to property, and possible environmental damage.

Hazards such as unusual or unexpected geological formations and other conditions such as fire, power outages, flooding, explosions, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour are involved in mineral exploration, development and operation. Operating companies which operate on properties on which Osisko has a royalty or stream interest may become subject to liability for pollution, cave-ins or hazards against which they cannot insure or against which they may elect not to insure. The payment of such liabilities may have a material, adverse effect on the financial position of such operating companies, and in turn, may have a material adverse effect on the financial position of Osisko.

In addition, labour disruptions are a hazard to mineral exploration, development and operation. There is always a risk that strikes or other types of conflict with unions or employees may occur at any one of the properties on which Osisko may hold a royalty or stream interest. Although it is uncertain whether labour disruptions will be used to advocate labour, political or social goals in the future, labour disruptions could have a material adverse effect on the results of operations of the mineral properties in which Osisko may hold an interest.

Royalties or streams are based on mine life and in some instances a drop in metal prices or a change in metallurgy may result in a project being shut down with a material, adverse effect on that company’s financial position, and in turn, may have a material adverse effect on the financial position of Osisko.

The properties on which Osisko holds royalty or stream interests may require permits and licenses

The properties on which Osisko holds royalty or stream interests, including the mine operations, may require licenses and permits from various governmental authorities. There can be no assurance that the operator of any given project will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.

Mineral resource and mineral reserve estimates have inherent uncertainty

Mineral resource and mineral reserve figures are only estimates. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. While Osisko believes that the mineral resource and mineral reserve estimates, as applicable, in respect of properties in which Osisko holds a direct interest or a royalty or stream interest reflect best estimates performed by or on behalf of the owner of such properties, the estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource and mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in prices of gold or other minerals, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence such estimates. In addition, mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

If operators reduce their mineral reserves and mineral resources on properties underlying Osisko’s royalties, stream or other interests, this may result in a material and adverse effect on Osisko’s profitability, results of operations, financial condition and the trading price of Osisko securities.

Economics of developing mineral properties

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that any exploration properties will be commercially mineable.

Should any mineral resources and mineral reserves exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercially viable mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (a) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (b) availability and costs of financing; (c) ongoing costs of production; (d) metal prices; (e) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (f) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.

Factors beyond the control of Osisko

The potential profitability of mineral properties is dependent upon many factors beyond Osisko’s control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore (assuming that such mineral deposits are known to exist) may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways Osisko cannot predict and are beyond Osisko’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of Osisko.

Influence of third party stakeholders

The lands in which Osisko holds an interest and roads or other means of access which Osisko utilizes or intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies. In the event that such third parties assert any claims, Osisko’s work programs may be delayed even if such claims are not meritorious. Such delays may result in significant financial loss and loss of opportunity for Osisko.

Foreign operation risk

Substantially all of Osisko’s assets in Mexico are held through local entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities could restrict Osisko’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Osisko’s valuation and stock price.

Reputational Risks

Osisko is subject to reputational risks

Reputational risk is the risk that an activity undertaken by an organization or its representatives will impair its image in the community or lower public confidence in it, resulting in loss of revenue, legal action or increased regulatory oversight and loss of valuation and share price. Possible sources of reputational risk could come from, but not limited to, operational failures, non-compliance with laws and regulations, or leading an unsuccessful financing. In addition to its risk management policies, controls and procedures, Osisko has a formal Code of Ethics to help manage and support Osisko’s reputation.

Financial Condition Risks

Osisko is subject to risks related to its financial condition

Osisko’s financial condition has an impact on its risk profile. A sound financial condition can allow Osisko to compete for accretive investment opportunities: the better the financial condition, the more it can bid and compete on quality assets. Osisko only has a recent history of profitability. If additional funds are required, the source of funds that may be available to Osisko, in addition to cash flows, is through the issuance of additional equity capital, borrowings or the sale of assets. There is no assurance that such funding will continue to be available to Osisko. Furthermore, even if such financing is available, there can be no assurance that it will be obtained on terms favourable to Osisko or provide Osisko with sufficient funds to meet its objectives, which may adversely affect Osisko’s business and financial condition. In addition, failure to comply with financial covenants under Osisko’s current or future debt agreements or to make scheduled payments of the principal of, or to pay interest on its indebtedness, would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements, which may affect the Osisko’s financial condition.

Additional financing may result in dilution

Osisko may require additional funds to further its activities. To obtain such funds, Osisko may issue additional securities including, but not limited to, the Osisko Shares or some form of convertible security, the effect of which could result in a substantial dilution of the equity interests of Osisko Shareholders.

There can be no assurance that Osisko will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

Declaration and payment of dividends

Any decisions to declare and pay dividends on the Osisko Shares is, subject to the discretion of the Osisko Board, based on, among other things, Osisko’s earnings, financial requirements for Osisko’s operations, the satisfaction of applicable solvency tests for the declaration and payment of dividends and other conditions existing from time to time. As a result, no assurance can be given as to the frequency or amount of any such dividend.

Osisko may be a “passive foreign investment company,” or PFIC, under applicable U.S. income tax rules, which could result in adverse tax consequences for United States investors

If Osisko were to constitute a PFIC for any year during a U.S. holder’s holding period, a U.S. holder may be subject to increased tax liability (including the unavailability of capital gains rates and a possible interest charge) upon the sale or other disposition of its shares or upon the receipt of certain distributions treated as “excess distributions.”

The U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as Osisko will be treated under the PFIC rules. Based on Osisko’s current and anticipated business activities and financial expectations, it may be a PFIC for its current tax year and the foreseeable future, and may have been a PFIC for prior taxable years.

The determination as to whether a corporation is, or will be, a PFIC for a particular tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. In addition, there is limited authority on the application of the relevant PFIC rules to entities such as Osisko. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, Osisko’s PFIC status for its current tax year and any future tax year cannot be predicted with certainty. Each U.S. holder should consult its own tax adviser regarding the PFIC status of Osisko.

Financial Reporting Risks

Osisko is subject to risks related to financial reporting

In accordance with statutory requirements and sound management practices, Osisko issues financial statements which present its financial condition at a given date and its financial performance over a certain period. The risk of misstatement of financial or restatement of financial statements can result in significant losses to Osisko: financial losses, as a result of litigation and fines, losses in market capitalization, reputational losses. Key misstatements would include (a) fraudulent misappropriation of assets; (b) fraudulent misrepresentation of performance motivated by personal gain; and (c) inadequate estimates with an impact on valuation of assets and liabilities.

Osisko may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) requires an annual assessment by management of the effectiveness of Osisko’s internal control over financial reporting and will require an attestation report by Osisko’s external auditor addressing this assessment beginning with the fiscal year ended December 31, 2017. While Osisko’s internal controls over financial reporting for its last completed financial year were effective, Osisko may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and Osisko may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. Osisko’s failure to satisfy the requirements of section 404 of SOX and achieve and maintain the adequacy of its internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Osisko’s business and negatively impact the trading price of securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Osisko’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide Osisko with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those currently applicable to Osisko.

No evaluation can provide complete assurance that Osisko’s internal control over financial reporting will detect or uncover all failures of persons within Osisko to disclose material information otherwise required to be reported. The effectiveness of Osisko’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should Osisko expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that Osisko continue to improve its internal control over financial reporting. Although Osisko intends to devote substantial time and incur substantial costs, as necessary, to ensure compliance, Osisko cannot be certain that it will be successful in complying with Section 404 on an ongoing basis.

Human Resources Risks

Osisko may experience difficulty attracting and retaining qualified management to grow its business, which could have a material adverse effect on Osisko’s business and financial condition

Osisko may be dependent on the services of key executives and other highly skilled personnel focused on advancing its corporate objectives as well as the identification of new opportunities for growth and funding. The loss of these persons or its inability to attract and retain additional highly skilled employees required for its activities may have a material adverse effect on Osisko’s business and financial condition. Osisko implemented a succession plan in order to mitigate the risk of being dependent on such key management. From time to time, Osisko may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business.

Further, while certain of Osisko’s officers and directors have experience in the exploration, development and operation of mineral properties, Osisko remains highly dependent upon contractors and third parties in the performance of their exploration, development and operational activities. There can be no guarantee that such contractors and third parties will be available to carry out such activities on behalf of Osisko or be available upon commercially acceptable terms.

Currency Risks

Osisko’s revenue, earnings, the value of its treasury and the value it records for its assets are subject to variations in foreign exchange rates, which may adversely affect the revenue generated by the asset portfolio or cause adjustments to the recorded value of assets

Osisko’s main activities and offices are currently located in Canada and the costs associated with Osisko’s activities are in majority denominated in Canadian dollar. However, Osisko’s revenues from the sale of gold and silver are in U.S. dollars. Osisko is subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on Osisko’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and Osisko may suffer losses due to adverse foreign currency rate fluctuations.

Financial Markets Risks

Osisko is subject to risks related to financial markets

Failure of financial markets can have a significant impact on the valuation of Osisko and its assets, and increasing financial and takeover risks.

Fluctuation in market value of Osisko Shares

The market price of the Osisko Shares is affected by many variables not directly related to the corporate performance of Osisko, including the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the securities. The effect of these and other factors on the market price of Osisko Shares in the future cannot be predicted.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Osisko include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral prices will not occur. As a result of any of these factors, the market price of Osisko’s securities at any given time may not accurately reflect the long term value of Osisko.

Equity Price Risk and Liquidity of Investments

Osisko is exposed to equity price risk as a result of holding a portfolio of investments in publicly listed companies. Just as investing in Osisko is inherent with risks such as those set out in this Annual Information Form, by investing in these other companies, Osisko is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. Osisko may have difficulty in selling its investments in exploration and mining companies in the event such sales would be contemplated.

Legal Risks

Osisko is subject to significant governmental regulations

Osisko’s activities are subject to extensive federal, provincial and local laws and regulations governing various matters, including: environmental protection; management and use of toxic substances and explosives; management of natural resources; exploration of mineral properties; exports; price controls; taxation; labour standards and occupational health and safety, including mine safety; and historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. Osisko may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of Osisko’s activities and delays in the exploration of properties.

Osisko’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Osisko’s compliance costs and the risk of non compliance, which could have an adverse effect on the price of Osisko’s securities

Osisko is subject to changing rules and regulations promulgated by a number of Canadian and U.S. governmental and self-regulated organizations. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. Osisko’s efforts to comply with rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Osisko may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot economically insure

Mining is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes and encountering unusual or unexpected geological conditions. Such risk and hazards might impact Osisko’s business. Consequently, many of the foregoing risks and hazards could result in damage to, or destruction of, Osisko’s mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive required regulatory approvals, or costs, monetary losses and potential legal liability and adverse governmental action. Osisko may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot insure or against which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Osisko.

There can be no assurance of title to property

There may be challenges to title to the mineral properties in which Osisko holds an interest. If there are title defects with respect to any such properties, Osisko might be required to compensate other persons or perhaps reduce its interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management’s time from ongoing programs.

There may be amendments to laws

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Osisko and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Disputes may arise over the existence, validity, enforceability and geographic extent of royalty or stream interests

Royalty and stream interests are subject to title and other defects and contest by operators of mining projects and holders of mining rights, and these risks may be difficult to identify. While Osisko seeks to confirm the existence, validity, enforceability and geographic extent of the royalties and streams it holds, there can be no assurance that disputes over these and other matters will not arise.

The properties on which Osisko holds royalty or stream interests or the companies in which Osisko has an equity interest may be the subject of litigation

Potential litigation may arise on a property on which Osisko holds a royalty or stream (for example litigation between joint venture partners or original property owners) or with respect to a company in which Osisko holds an equity interest. As a royalty or stream holder or a shareholder, Osisko will not generally have any influence on the litigation nor will it generally have access to data.

The registration of royalty or stream interests may not protect Osisko’s interests

The right to record or register royalties or streams in various registries or mining recorders offices may not necessarily provide any protection to the royalty or stream holder. Accordingly, the royalty or stream holder may be subject to risk from third parties.

Environmental risks and hazards

Osisko is subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Osisko’s operations. Environmental hazards may exist on the properties which are unknown to Osisko at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

Foreign countries and regulatory requirements

Osisko has investments in properties and projects located in foreign countries, including the United States of America and Mexico. The carrying values of these properties and Osisko’s ability to advance development plans or bring the projects to production may be adversely affected by whatever political instability and legal and economic uncertainty might exist in such countries. These risks may limit or disrupt Osisko’s projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

There can be no assurance that industries which are deemed of national or strategic importance in countries in which Osisko has assets, including mineral exploration, production and development, will not be nationalized. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. Changes in policy that alter laws regulating the mining industry could have a material adverse effect on Osisko. There can be no assurance that Osisko’s assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by an authority or body.

In addition, in the event of a dispute arising from foreign operations, Osisko may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Osisko also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for Osisko to accurately predict such developments or changes in laws or policy or to the extent to which any such developments or changes may have a material adverse effect on Osisko’s operations.

Conflict of Interest Risks

Some of Osisko’s directors and officers may have conflicts of interest as a result of their involvement with other natural resource companies

Some of the persons who are directors and officers of Osisko are directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, Osisko may miss the opportunity to participate in certain transactions, which may have a material adverse effect on Osisko’s financial position. The following table lists, as of the date hereof, certain of the situations which may create conflicts of interest as certain officers and directors of Osisko are also officers and/or directors of the following companies in which Osisko holds an equity interest:

Companies	Officers	Directors
Barkerville	Luc Lessard	Sean Roosen
Bowmore Exploration Ltd.	N/A	Luc Lessard
Dalradian Resources Inc.	N/A	Sean Roosen
Falco	Luc Lessard Vincent Metcalfe André Le Bel Frédéric Ruel	Sean Roosen Bryan Coates
Highland	N/A	Luc Lessard
Nighthawk Gold Corp.	N/A	Luc Lessard
Osisko Mining	N/A	Sean Roosen
John Burzynski
Strongbow Exploration Inc.	N/A	John Burzynski
TerraX Minerals Inc.	N/A	Elif Lévesque
Unigold Inc.	N/A	Charles Page

Merger and Acquisitions Risks

Any mergers, acquisitions or joint ventures would be accompanied by risks

Osisko may evaluate from time to time opportunities to merge, acquire and joint venture assets and businesses. Global landscape has changed for mergers and acquisitions and there are risks associated to such transactions due to liabilities and evaluations with the aggressive timelines of closing transactions from increased competition. There is also a risk that the review and examination process of a potential investment might be inadequate and cause material negative outcomes. These acquisitions may be significant in size, may change the scale of Osisko’s business and may expose it to new geographic, political, operating, financial and geological risks. Osisko’s success in its acquisition activities will depend on its ability to identify suitable acquisition candidates and partners, acquire or joint venture them on acceptable terms and integrate their operations successfully with those of Osisko. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Osisko’s ongoing business; the inability of management to maximize the financial and strategic position of Osisko through the successful incorporation of acquired assets and businesses or joint ventures; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; dilution of Osisko’s present shareholders or of its interests in its subsidiaries or assets as a result of the issuance of shares to pay for acquisitions or the decision to grant earning or other interests to a joint venture partner; and the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that Osisko would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or joint ventures. There may be no right for shareholders to evaluate the merits or risks of any future acquisition or joint venture undertaken except as required by applicable laws and regulations.

Mergers and acquisitions contemplated by Osisko may require third party approvals

Osisko may intend to enter into agreements to acquire royalty or other interests that require the consent or approval of third parties in order to complete the contemplated acquisition. There can be no assurance that such third parties, which may include shareholders of the entity disposing of the interests, regulatory bodies or entities with an interest in the applicable property or others, will provide the required approval or consent in a timely manner, or at all. Failure to complete acquisitions may result in a material adverse effect on Osisko’s profitability, results of operation and financial condition.

Osisko faces competition and the mining industry is competitive at all of its stages

Many companies are engaged in the search for and the acquisition of royalty or other mineral interests, and there is a limited supply of desirable mineral interests. The mineral exploration business is competitive in all phases. Many companies are engaged in the acquisition of royalty or other mining interests, including pension funds, private funds, mining companies, operators and large, established companies with substantial financial resources, operational capabilities and long earnings records. Osisko may be at a competitive disadvantage in acquiring interests in natural resource properties, whether by way of royalty, stream or other form of investment, as many competitors have greater financial resources and technical staffs. There can be no assurance that Osisko will be able to compete successfully against other companies in acquiring interests in new natural resource properties and royalty or stream interests. In addition, Osisko may be unable to make acquisitions at acceptable valuations and on terms it considers to be acceptable. Osisko’s inability to acquire additional royalty interests, stream or other investments in mineral properties may result in a material and adverse effect on Osisko’s profitability, results of operation and financial condition.

In addition, there is no assurance that a ready market will exist for the sale of commercial quantities of metals. Factors beyond the control of Osisko may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Osisko not receiving any future royalty or stream payments or losing value on its equity investments.

Fraud Risks

Osisko is subject to potential fraud and corruption

Osisko is subject to risks related to potential to gain benefits from improper transactions (purchasing, gold, payroll) and financial reporting to hide operational deficiencies or enhance remuneration. Other risks include the potential for fraud and corruption by suppliers, personnel or government officials and which may implicate Osisko, compliance with applicable anti-corruption laws, by virtue of Osisko operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and Osisko’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its Code of Ethics and applicable regulatory requirements.

MATERIAL MINERAL PROJECT - THE CANADIAN MALARTIC ROYALTY

General

Pursuant to the terms of the Canadian Malartic Royalty Agreement, Osisko holds the Canadian Malartic Royalty, which royalty was granted by Canadian Malartic GP to OMC, and subsequently contributed by OMC to Osisko, all in connection with the Agnico-Yamana Arrangement. See “General Development of Osisko’s Business - The Agnico-Yamana Arrangement”. For more information regarding the Canadian Malartic Royalty Agreement, see “General Development of Osisko’s Business - The Canadian Malartic Royalty Agreement”.

Most Recent Technical Report

The most recent technical report filed by Agnico and Yamana on the Canadian Malartic Property in accordance with NI 43-101 is entitled “Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property” with an effective date of June 16, 2014 and a signature date of August 13, 2014 (the “Canadian Malartic Report”). Reference should be made to the full text of the Canadian Malartic Report. The Canadian Malartic Report is not and shall not be deemed to be incorporated by reference in this Annual Information Form.

Information Contained in this Section

The technical information, tables and figures that follow have been derived from (a) the Canadian Malartic Report; (b) Yamana’s and Agnico’s most recent annual information forms; and (c) various news releases publicly filed by Agnico and/or Yamana, and which may all be consulted under Agnico’s and/or Yamana’s issuer profiles on SEDAR at www.sedar.com.

The technical information contained in this section has been reviewed and approved by Luc Lessard, Eng., who is a “qualified person” for the purpose of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.

Except where otherwise stated, the disclosure in this section relating to operations on the Canadian Malartic Property is based on information publicly disclosed by Agnico and/or Yamana and information/data available in the public domain as at March 21, 2017 (except where stated otherwise), and none of this information has been independently verified by Osisko. Osisko considers that Agnico and Yamana have publicly disclosed all scientific and technical information that is material to Osisko.

As a royalty holder, Osisko has limited, if any, access to properties included in its asset portfolio. Additionally, Osisko may from time to time receive operating information which it is not permitted to disclose to the public. Osisko is dependent on the operators of the properties and their qualified persons to provide information to Osisko or on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which Osisko holds royalty interests and generally has limited or no ability to independently verify such information. Although Osisko does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Osisko’s royalty interest. Osisko’s royalty interests often cover less than 100%, and sometimes only a portion of, the publicly reported Mineral Reserves, Mineral Resources and production of the property. Osisko shall not be held liable for any eventual misrepresentations in any scientific or technical information excerpted from any technical information publicly filed by Agnico and/or Yamana.

Project Description, Location and Access

The Canadian Malartic mine is located approximately 25 kilometres west of the City of Val-d’Or and 80 kilometres east of City of Rouyn-Noranda. The mine lies within the town of Malartic. It straddles the townships of Fournière, Malartic and Surimau.

The Canadian Malartic mine operates under mining leases obtained from the Ministry of Natural Resources (Québec) and under certificates of approval granted by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Québec). The Canadian Malartic mine is comprised of the East Amphi property, the CHL Malartic prospect and the Canadian Malartic property of OMC. The Canadian Malartic mine consists of a contiguous block comprising one (1) mining concession, five (5) mining leases and 208 mining claims covering an aggregate area of 8,735.9 hectares. The Canadian Malartic mine is owned by Canadian Malartic GP. The Canadian Malartic mining claims give Canadian Malartic GP the right to explore for mineral substances on the subject land; the mining leases give Canadian Malartic GP the right to mine mineral substances on the subject land; and the mining concession gives Canadian Malartic GP the right to mine mineral substances and with surface rights limited to those necessary for mining activities on the subject land.

Expiration dates for the mining leases on the Canadian Malartic Property vary between March 23, 2019 and February 17, 2034, and are automatically renewable for three further ten-year terms upon payment of a small fee.

The Canadian Malartic mine can be accessed either from Val d’Or in the east or from Rouyn-Noranda in the west via Québec provincial highway No. 117. A paved road running north-south from the town of Malartic towards Mourier Lake cuts through the central area of the Canadian Malartic mine. The Canadian Malartic Property is further accessible by a series of logging roads and trails. The Canadian Malartic mine is also serviced by a rail-line which cuts through the middle of the town of Malartic. The nearest large airport is located in Val-d’Or, about 25 km east of the Canadian Malartic mine.

A buffer zone 135 metres wide has been developed along the northern limit of the open pit to mitigate the impacts of mining activities on the citizens of Malartic. Inside this buffer zone, a landscaped ridge was built mainly using rock and topsoil produced during pre-stripping work. The height of this landscaped ridge is 15 metres where the concentration of residents is higher and five (5) to six (6) metres in less populated areas.

The electrical power for the Canadian Malartic mine is supplied from the existing Hydro-Québec 120kV Cadillac main substation. A 120 kV electrical transmission line, approximately 19 kilometres long was built. The plant water systems consist of the process water system which is supplied principally from the plant thickener overflows, the fresh water system which is supplied from an old underground mine dewatering system, the reagent preparation water system, the gland water distribution system and the reclaim water from form the Southeast Pond area. The Canadian Malartic mine is also connected to the Malartic municipal sewage and potable water systems. Fuel storage facilities have 250,000 litres of storage capacity.

Skilled workers are available from the areas within an approximate 25 km radius of Malartic, specifically Cadillac to the west and Val-d’Or to the east, where a number of mines are still in operation.

The Canadian Malartic Property is situated in the Abitibi lowlands and is relatively flat, consisting of plains with a few small hills. The topography on the property has altitudes ranging from 310 metres above sea level (“masl”) to 360 masl. Most of the area is sparsely wooded with secondary growth black spruce, larch and birch as the dominant species. The central, east-central and west-central parts of the property are cut by a number of small streams, generally oriented east-west and connecting bogs or swampy areas.

Overburden is characteristically a thin layer of till, typically only a few metres thick, with local surface development of organic-rich boggy material. Outcropping exposures of rock are rare to moderate, generally increasing towards the southern portion of the property and lithologies become harder and more resistant to erosion.

The Canadian Malartic mine includes open-pit operations, an administration/warehouse building, a mine office/truck shop building, a process plant, a tailings management facility and the crushing plant.

Following the joint acquisition of OMC by Agnico and Yamana, most of the mining titles are subject to a 5% NSR royalty payable to Osisko. The mining claims comprising the CHL Malartic prospect are subject to 3% NSR royalties payable to each of Osisko and Abitibi Royalties Inc. In addition, of the 208 mining claims constituting the Canadian Malartic property on June 16, 2014, 101 where also subject to other net NSR royalties that vary between 1% and 2%, payable under varying circumstances. Osisko holds a 5% NSR royalty on the Odyssey South zone and a 3% NSR royalty on the Odyssey North zone, which adjoins the Canadian Malartic mine.

History

Gold was first discovered in the Malartic area in 1923. Gold production on the Canadian Malartic property began in 1935 and continued uninterrupted until 1965. Following various ownership changes over the ensuing years, OMC acquired ownership of the Canadian Malartic property in 2004. Based on a feasibility study completed in December 2008, OMC completed construction of a 55,000 tonne per day mill complex, tailings impoundment area, 5 million cubic metre polishing pond and road network by February 2011 and the mill was commissioned in March 2011. The Canadian Malartic mine achieved commercial production on May 19, 2011.

As of December 31, 2010, the Canadian Malartic mine had received all formal government permits required for its construction and related activities, with the exception of the authorization for the mill and mine operations. The official certificate of authorization for the mill and operations was granted on March 31, 2011, at which point the Canadian Malartic mine was fully permitted.

Geological Setting, Mineralization and Deposit Types

Geology

The Canadian Malartic property straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince, and to the south by metasediments and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending Larder Lake–Cadillac Fault Zone (“LLCFZ”). This structure runs from Larder Lake, Ontario through Rouyn-Noranda, Cadillac, Malartic, Val-d’Or and Louvicourt, Québec, at which point it is truncated by the Grenville Front.

The regional stratigraphy of the southeastern Abitibi area is divided into groups of alternating volcanic and sedimentary rocks, generally oriented at N280° - N330° and separated by fault zones. The main lithostratigraphic divisions in this region are, from south to north, the Pontiac Group of the Pontiac Subprovince and the Piché, Cadillac, Blake River, Kewagama and Malartic groups of the Abitibi Subprovince. The various lithological groups within the Abitibi Subprovince are metamorphosed to greenschist facies. Metamorphic grade increases toward the southern limit of the Abitibi belt, where rocks of the Piché Group and the northern part of the Pontiac Group have been metamorphosed to upper greenschist facies.

The majority of the Canadian Malartic property is underlain by metasedimentary units of the Pontiac Group, lying immediately south of the LLCFZ. The north-central portion of the property covers an approximately 9.5 kilometre section of the LLCFZ corridor and is underlain by mafic-ultramafic metavolcanic rocks of the Piché Group cut by porphyritic and dioritic intrusions. The Cadillac Group covers the northern part of the property (north of the LLCFZ). It consists of greywacke containing lenses of conglomerate.

Surface drilling by Lac Minerals Ltd. in the 1980s defined several near-surface mineralized zones now included in the Canadian Malartic deposit (the F, P, A, Wolfe and Gilbert zones), all expressions of a larger, continuous mineralized system located at depth around the historical underground workings of the Canadian Malartic and Sladen mines. In addition to these, the Western Porphyry Zone occurs 1 km northeast of the main Canadian Malartic deposit and the Gouldie mineralized zone occurs approximately 1.2 km southeast of the main Canadian Malartic deposit, although the relationship between these zones and the main deposit is presently unknown.

Mineralization

Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1 to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides. The gold resource is mostly hosted by altered clastic sediments of the Pontiac Group (70%) overlying an epizonal dioritic porphyry intrusion. A portion of the deposit also occurs in the upper portions of the porphyry body (30%).

The South Barnat deposit is located to the north and south of the old South Barnat and East Malartic mine workings, largely along the southern edge of the LLCFZ. The disseminated/stockwork gold mineralization at South Barnat is hosted both in potassic-altered, silicified greywackes of the Pontiac Group (south of the fault contact) and in potassic-altered porphyry dykes and schistose, carbonatized and biotitic ultramafic rocks (north of the fault contact).

Several mineralized zones have been documented within the LLCFZ (South Barnat, Buckshot, East Malartic, Jeffrey, Odyssey, East Amphi, Fourax), all of which are generally spatially associated with stockworks and disseminations within dioritic or felsic porphyritic intrusions.

Deposit Type

Before the acquisition of the property in 2004 by OMC, several models were proposed by various authors to explain the origin of the gold deposits in the Malartic camp. Among the proposed models are an epigenetic model with structural and lithological control, an orthomagmatic-origin porphyry-related model, a porphyry gold model, and a disseminated-stockwork zone model centered on felsic porphyry intrusions.

In 2004, OMC’s personnel adopted the porphyry gold model as a tool to drive exploration on the property. More recently, a new model was proposed to define the deposit type explaining the gold mineralization of the Canadian Malartic mine. It represents a magmatic-hydrothermal model that calls for the exsolution of an ore fluid from monzodioritic magma at mid-crustal levels. During its ascent, this fluid potassically altered, carbonated, sulphidized and locally silicified the host rocks and deposited gold. The porphyritic rocks that host some of the mineralization were thus not the source of the fluids. Rather, their contacts with Pontiac greywacke and Piché mafic and ultramafic rocks provided the competency contrasts that helped focus the mineralizing fluids.

Sampling, Analysis and Data Verification

The available data from the QA/QC programs for the Canadian Malartic databases show overall acceptable results.

The statistics of the Certified Reference Materials (standards) are considered within industry-accepted limits of accuracy.

The level of contamination appears to be low as the blank samples do not display evidence of significant contamination.

The samples sent to an external laboratory do not show any significant bias as the global average is about the same and the coefficient of correlation between the two populations is higher than 98%.

For reference standard samples, the control charts produced by OMC consisted of the assay results for each standard plotted on the y axis against time on the x axis. Superimposed on this chart are five horizontal reference lines representing the accepted value for the standard, the accepted value +2SD and +3SD (standard deviations), and the accepted value -2SD and -3SD. An analysis of a standard is considered a QA/QC failure if the result comes back outside of the ±3SD lines. Such charts can also show trends of drift over time indicating problems with calibration of instruments.

The Canadian Malartic drill hole databases are considered robust and suitable enough for use in mineral resource estimation studies.

Mineral Processing and Metallurgical Testing

Canadian Malartic ore is composed of four main lithologies (CPO, SPO, CGR and SGR) spread throughout the deposit in an average ratio of 10%, 20%, 28% and 42%. The deposit was studied (metallurgical testwork) along three axes: east-west, north-south and depth. The main parameters studied were hardness and abrasion variability, reagent consumption and gold recovery.

Gold deportment and diagnostic leach tests demonstrated that the residual gold, after the leach process, is encapsulated mainly in pyrite. The significant proportion of the gold remaining in the tailings after the leach process was characterized as very fine. It was demonstrated that gravimetric processes are inefficient due to the small grain size. The grind of the leach feed is the most important parameter observed, especially for the gold encapsulated in sulphide. The finer the grind, the higher the recovery, especially for the gold in sulphide.

Mining Operations

The Canadian Malartic mine is a large open-pit operation comprising the Canadian Malartic, Barnat and Gouldie pits. Canadian Malartic GP continues to work with the Québec Ministry of Transport and the town of Malartic on the deviation of Québec provincial highway No. 117 to gain access to the higher grade Barnat deposit. The final layout and the environmental impact study was completed by the end of January 2015.

Mining at the Canadian Malartic mine is done by open pit method using excavators and trucks. In order to maximize productivity and limit the number of units operating in the pit, large scale equipment was selected for the mine operation. The primary loading tools are hydraulic excavators, with wheel loaders used as a secondary loading tool. The mine production schedule was developed to feed the mill at a nominal rate of 55,000 tonnes per day.

The following table sets forth operation statistics of the Canadian Malartic mine for the years ended December 31, 2016 and December 31, 2015. Figures have been adjusted by Osisko to reflect 100% of the Canadian Malartic operation.

	Twelve Months Ended December 31, 2016	Twelve Months Ended December 31, 2015
Tonnes of ore milled (thousands of tonnes) (100%)	19,641	19,090
Tonnes of ore milled per day (100%)	53,665	52,300
Gold grade (g/t)	1.04	1.05
Gold production (ounces) (100%)	585,028	571,618
Production costs per tonne (C$)	$25	$23
Minesite costs per tonne (C$)	$25	$23
Production costs per ounce of gold produced (US$ per ounce)	$628	$600
Total cash costs per ounce of gold produced (US$ per ounce)	$606	$596

Production costs per tonne for the full year 2016 increased when compared to the prior-year period due to unplanned maintenance on the leach tank, ball mill and crusher components in the process plant and additional stripping costs. In addition, extra contractors were employed to maximize stripping activities in the north part of the pit to access higher grades. Production costs per ounce for the full year 2016 increased when compared to the prior-year period due to the reasons described above.

Minesite costs per tonne for the full year 2016 increased when compared to the prior-year period due to higher throughput levels and unplanned maintenance on the leach tank, ball mill and crusher components in the process plant. In addition, extra contractors were employed to maximize stripping activities in the north part of the pit to access higher grades and increased royalty costs as a result of the higher production levels. Total cash costs per ounce for the full year 2016 increased when compared to the prior-year period due to the reasons described above.

Infrastructure, Permitting and Compliance Activities

Surface Facilities

Surface facilities at the Canadian Malartic mine include the administration/warehouse building, the mine office/truck shop building, the process plant, a tailings management facility and the crushing plant. The processing plant has a daily capacity of 55,000 tonnes of ore.

Ore is processed via conventional cyanidation. Ore blasted from the pit is first crushed by a gyratory crusher followed by secondary crushing prior to grinding. Ground ore feeds successively into leach and CIP circuits.

A Zadra elution circuit is used to extract the gold from the loaded carbon. Pregnant solution is processing via electrowining and the resulting precipitate is smelted into gold/silver dore bars.

Mill tails are thickened and detoxified, reducing cyanide levels below 20 parts per million. A recent study supported the change-over of the existing Combinox (sulfur dioxide - hydrogen peroxide) cyanide detoxifying process into a Caro’s (sulfuric acide - hydrogen peroxide) acid process. Detoxified slurry is subsequently pumped to a conventional tailings facility.

Environmental Matters

In 2015, an action plan was developed and implemented by Canadian Malartic GP to mitigate noise, vibrations, atmospheric emissions and ancillary issues. Mitigation measures were put in place to improve the process and avoid any non-conformance. The mine’s team of on-site environmental experts continuously monitor regulatory compliance in terms of approvals, permits and observance of directives and requirements.

The original design of the waste rock pile was developed to accommodate approximately 326 millions of tonnes of mechanically placed waste rock requiring a total storage volume of approximately 161 million cubic metres.

The existing polishing pond, is contained within the current authorized footprint of the tailings management facility. This pond will be later used as a cell to store tailings. Before using this pond, Canadian Malartic GP plans to build a new polishing pond east of dyke A. The existing polishing pond, converted into a tailings cell, will be the 8th cell of the tailings management facility with an estimated capacity of 48 millions of tonnes adding 2.5 years of operation to the tailings management facility capacity for a total of 148 million tonnes and 7.5 years of operation. The total capacity of the current tailings management facility is estimated at 198 million tonnes. The expansion of the open-pit, with the production from the Barnat pit, will increase to 342 million tonnes the total amount of tailings to manage, requiring an additional 144 millions of tonnes in tailings storage capacity. Canadian Malartic GP plans to store tailings in an extended tailings facility and in the Canadian Malartic pit at the end of its operations. According to the mining plan, at the end of mine life, 50 to 100 million tonnes of tailings will be deposited in the pit. The rest of the tailings, a minimum of 59 and a maximum of 109 million tonnes, will be deposited in the extended tailings facility.

Regulatory approval for the proposed tailings deposition in the Canadian Malartic pit and the expansion of the currently authorized tailings area are part of the approval process for the Canadian Malartic pit extension (Barnat deposit) subject to the environmental impact assessment process of the Québec Environmental Protection Act.

An annual hydrological site balance is maintained to provide a yearly estimate of water volumes that must be managed in the different structures of the water management system of the Canadian Malartic mine during an average climatic year (in terms of precipitation). Results of this hydrological balance indicate that excess water from the Southeast Pond will eventually need to be released into the environment. A water treatment plant is currently under construction to ensure that in the short and medium term the water to be released to the environment will meet water quality requirements. Adding a treatment plant is expected to reduce the risks associated with surface water management and add flexibility to the system.

Reclamation and closure costs have been estimated for rehabilitating the tailings facility and waste dump, vegetating the surrounding area, dismantling the plant and associated infrastructure, and performing environmental inspection and monitoring for a period of ten years. The reclamation and closure cost is estimated at C$51.5 million. Financial assurance has been provided based on the closure plan.

Mineral Resources and Mineral Reserves Estimates

In February 2017, Agnico and Yamana disclosed mineral reserve and mineral resource estimates reported as at December 31, 2016. See also “Notice to Investors - Technical Information”. All numbers published by Agnico and Yamana in respect of the Canadian Malartic mine reflect their respective 50% ownership in the mine. However, unless otherwise noted, the figures presented in this Annual Information Form have been adjusted, where applicable, to reflect 100% of the Canadian Malartic mine.

The following table sets forth the estimated “Mineral Reserves” (as defined in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”) for the Canadian Malartic mine operated by Canadian Malartic General Partnership, owned by Agnico (50%) and Yamana (50%), as of December 31, 2016 (figures below have been adjusted by Osisko to reflect 100% of the Canadian Malartic operation):

Proven and Probable Mineral Reserves(1)(2)(3)(4)
Category	Tonnes (thousands)	Grade (grams per tonne)	Au (thousands of ounces)
Proven	51,120	0.95	1,570
Probable	152,548	1.13	5,528
Proven + Probable	203,668	1.08	7,096

Notes:

(1)

The Mineral Reserves have been calculated in accordance with the CIM Definition Standards and NI 43-101. The “Mineral Reserves” are classified as “Proven and Probable Mineral Reserves”, and are based on the CIM Definition Standards.

(2)

The Canadian Malartic General Partnership, owned by Agnico (50%) and Yamana (50%), which owns and operates the Canadian Malartic mine, has estimated the mine's December 2016 Mineral Reserves and Mineral Resources using the following assumptions: US$1,200 per ounce gold, a cut-off grade between 0.33 g/t and 0.37 g/t gold (depending on the deposit) and an exchange rate of C$1.25 per US$1.00.

(3)

The numbers in the “Tonnes” and “Contained Metal” columns are based on Agnico’s disclosure of its 50% interest in the Canadian Malartic mine, and have been multiplied by a factor of two to reflect 100% of the Canadian Malartic mine.

(4)	Numbers may not add up due to rounding.

The following table sets forth the estimated “Mineral Resources” (as defined in accordance with the CIM Definition Standards) for the Canadian Malartic mine operated by Canadian Malartic General Partnership, owned by Agnico (50%) and Yamana (50%), as of December 31, 2016 (figures below have been adjusted by Osisko to reflect 100% of the Canadian Malartic operation):

Measured and Indicated Mineral Resources(1)(2)(3)(4)(5) (excluding Proven and Probable Mineral Reserves)
Category	Tonnes (thousands)	Grade (grams per tonne)
Measured	4,002	1.34
Indicated	22,242	1.56
Inferred	9,198	1.44

Notes:

(1)

The Mineral Resources have been calculated in accordance with the CIM Definition Standards and NI 43-101. The “Mineral Resources” are classified as “Measured, Indicated and Inferred Mineral Resources”, and are based on the CIM Definition Standards.

(2)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(3)

The Canadian Malartic General Partnership, owned by Agnico (50%) and Yamana (50%), which owns and operates the Canadian Malartic mine, has estimated the mine’s December 2016 Mineral Reserves and Mineral Resources using the following assumptions: US$1,200 per ounce gold, a cut-off grade between 0.33 g/t and 0.37 g/t gold (depending on the deposit) and an exchange rate of C$1.25 per US$1.00.

(4)

The quantity and grade of reported “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

(5)

The numbers in the “Tonnes” column are based on Agnico’s disclosure of its 50% interest in the Canadian Malartic mine, and have been multiplied by a factor of two to reflect 100% of the Canadian Malartic mine.

Estimated 2017 Capital Expenditures

Budgeted 2017 capital expenditures at the Canadian Malartic mine are US$135.2 million, excluding capitalized exploration (US$4.6 million).

Update on Canadian Malartic

Since the spring of 2015, Canadian Malartic GP has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses impacts caused by the activities at the Canadian Malartic mine. Implementation of the recommendations in the Good Neighbour Guide began on September 1, 2016. As of November 30, 2016, which was the end of the claim period for citizens of Malartic to request compensation for the period from June 2013 through June 2016, approximately 94% of Malartic citizens had registered for the program.

On August 2, 2016, Agnico and Yamana indicated that Canadian Malartic GP was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. Since the spring of 2015, Canadian Malartic General Partnership has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses the allegations contained in the lawsuit and is disappointed by this development. Agnico and Yamana indicated that Canadian Malartic GP and Agnico and Yamana will take all reasonable steps necessary to defend themselves from this lawsuit. At the current time, Agnico and Yamana and Canadian Malartic GP do not believe it is probable that any amounts will be paid with respect to these lawsuits and the amount and timing cannot be reasonably estimated. In any case, Osisko does not believe that this class action would have any impact on the financial results of Osisko as its royalty is based on production.

In addition, on August 15, 2016, Agnico and Yamana indicated that Canadian Malartic GP received notice of an application for injunction relating to the Canadian Malartic mine, which has been filed under the Environment Quality Act (Québec). The hearing related to the injunction is taking place this March 2017. The request for injunction aims to restrict the Canadian Malartic mine's mining operations to sound levels and mining volumes below the limits to which it is subject. Agnico and Yamana and Canadian Malartic GP have reviewed the injunction request, consider the request without merit and indicated that they will take all reasonable steps to defend against this injunction. Canadian Malartic GP is currently analyzing the potential impacts of the injunction in the event that it was to be granted. While at this time the potential impacts cannot be definitively determined, Agnico and Yamana expect that if the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production and shift reductions resulting in the loss of jobs. If an injunction were granted, it could have a negative financial impact on Osisko as its Canadian Malartic NSR royalty is based on production and any reduction in production would reduce the annual royalty received.

Following the Québec Bureau des Audiences Publiques sur l’Environnement (“BAPE”) public hearings in June and July 2016, permitting of the Canadian Malartic extension project and Highway 117 deviation reached an important milestone with the issue of the BAPE report on October 5, 2016. The report concluded that the project is acceptable and provides several recommendations intended to enhance social acceptability. The next step is for the Ministre du Développement durable, de l’Environnement et de la Lutte contre les changements climatiques to review the report and present his decision to Cabinet for approval. No date for the approval has been set, but Canadian Malartic GP anticipates that this may occur in the first half of 2017. Osisko expects that the Canadian Malartic extension would provide access to higher grade ore and would add more than 2.0 million ounces of gold over the life of the Canadian Malartic mine.

2017-2019 Guidance

Estimated Payable Gold Production (oz)

	2017 Forecast	2018 Forecast	2019 Forecast
Canadian Malartic (100%)	600,000	650,000	640,000

Canadian Malartic Forecast 2017

Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne(1)
18,850	1.11	89.3%	C$24

(1)	Minesite costs per tonne is a non-GAAP measure.

Guidance for 2017 and 2018 has been slightly increased due to a change in the life-of-mine plan. The updated plan provides for earlier access to higher grade zones that are located deeper in the Canadian Malartic pit.

Total cash costs per ounce on a by-product basis of gold produced ($ per ounce)

	2016 Actual	2017 Forecast
Canadian Malartic (100%)	US$606	US$578

2017 Global Exploration Program and Budget

	Expensed Exploration		Capitalized Exploration
	US$ millions	000 metres	US$ millions	000 metres
Canadian Malartic	$6.4	46.0	$4.6	53.7

MATERIAL MINERAL PROJECT - THE ÉLÉONORE ROYALTY

General

Pursuant to the terms of a royalty agreement dated March 31, 2006 and amended on May 12, 2014, between Goldcorp, Virginia Gold Mines Inc. (now Les Mines Opinaca Ltée, a wholly-owned subsidiary of Goldcorp) and Virginia (the “Éléonore Royalty Agreement”), Osisko holds a perpetual sliding-scale production royalty calculated on the NSR from all production from the Éléonore Project (the “Éléonore Royalty”).

The percentage applicable for gold is (a) set at 2.0% on the first three million ounces of gold; (b) increases by 0.25% per million ounces thereafter; (c) is subject to a 10% increase if the spot gold price is above US$500 per ounce; and (d) will not be higher than 3.5% .

Royalty Percentage Relative to the Total Ounces of Gold Produced from the Éléonore Project
Royalty Percentage	Gold Ounces Produced from the Éléonore Project
2.0%	On the first three (3) million ounces
2.25%	On the cumulative ounces produced between 3 million ounces and 4 million ounces
+ 0.25%	For every additional million ounces of gold produced above 4 million ounces
Royalty Percentage Relative to the Price of Gold
The applicable Royalty Percentage less 10% of applicable Royalty Percentage	If price of gold less than or equal to US$350 / ounce
The applicable Royalty Percentage less 5% of applicable Royalty Percentage	If price of gold greater than US$350 / ounce but less than or equal to US$400 / ounce
The applicable Royalty Percentage	If price of gold greater than US$400 / ounce but less than or equal to US$450 / ounce
The applicable Royalty Percentage plus 5% of applicable Royalty Percentage	If price of gold greater than US$450 / ounce but less than or equal to US$500 / ounce
The applicable Royalty Percentage plus 10% of applicable Royalty Percentage	If price of gold greater than US$500 / ounce

The aggregate production royalty in respect of all precious metals other than gold is 2% NSR. The aggregate production royalty in respect of other minerals is 2% NSR.

Considering that Opinaca has not brought the Éléonore Project into commercial production within 36 months, Virginia received, in accordance with the terms of the Éléonore Royalty Agreement, advance royalty payments of US$100,000 per month, up to US$5,000,000.

All payments pursuant to the Éléonore Royalty Agreement must be paid in United States dollars. Osisko may elect to receive payment of the Éléonore Royalty on precious metals as an in-kind credit. For 2015, 2016 and 2017, Osisko has elected to receive the Éléonore Royalty in-kind.

Osisko may not assign all of its rights in the Éléonore Royalty unless certain conditions are satisfied.

A deed of hypothec was entered into hypothecating the Éléonore Project (including the land, the buildings that are or will be erected thereon, and the property that is or will be, by accession or otherwise, incorporated into, united with, or attached or joined to the immovable) and securing payment of the Éléonore Royalty, subject to certain terms and conditions.

Most Recent Technical Report

The most recent technical report filed by Goldcorp on the Éléonore Project in accordance with NI 43-101 is entitled entitled “Éléonore Operations, Québec, Canada, NI 43-101 Technical Report” (the “Éléonore Report”) dated effective December 31, 2015. The Éléonore Report is not and shall not be deemed to be incorporated by reference in this Annual Information Form.

Information Contained in this Section

The technical information, tables and figures that follow have been derived from (a) the Éléonore Report; (b) Goldcorp’s most recent annual information form; and (c) various news releases publicly filed by Goldcorp, and which may all be consulted under Goldcorp’s issuer profile on SEDAR at www.sedar.com.

The technical information contained in this section has been reviewed and approved by Paul Archer, M.Sc., Eng., who is a “qualified person” for the purpose of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.

Except where otherwise stated, the disclosure in this section relating to operations on the Éléonore Project is based on information publicly disclosed by Goldcorp and information/data available in the public domain as at March 21, 2017 (except where stated otherwise), and none of this information has been independently verified by Osisko. Osisko considers that Goldcorp has publicly disclosed all scientific and technical information that is material to Osisko.

As a royalty holder, Osisko has limited, if any, access to properties included in its asset portfolio. Additionally, Osisko may from time to time receive operating information which it is not permitted to disclose to the public. Osisko is dependent on the operators of the properties and their qualified persons to provide information to Osisko or on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which Osisko holds royalty interests and generally has limited or no ability to independently verify such information. Although Osisko does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Osisko’s royalty interest. Osisko’s royalty interests often cover less than 100%, and sometimes only a portion of, the publicly reported Mineral Reserves, Mineral Resources and production of the property. Osisko shall not be held liable for any eventual misrepresentations in any scientific or technical information excerpted from any technical information publicly filed by Goldcorp.

Project Description and Location

The Éléonore Mine is located in the Lake Ell area, in the north-eastern part of the Opinaca Reservoir of the James Bay region, in the Province of Québec, Canada. The Éléonore Mine is located approximately 350 kilometres north of the towns of Matagami and Chibougamau, and 825 kilometres north of Montréal. A permanent road with two permanent bridges has been completed, extending from the Sarcelle hydroelectric facility to the Éléonore Mine. The Sarcelle station can be reached via a 40 kilometre gravel road, starting at the 396 kilometre marker along the James Bay Highway. All of the material, supplies, and food for the construction and operational phases are transported along this access route. Workers are brought on site via a permanent year-round air strip located approximately 1.5 kilometres north of the camp.

The Éléonore Mine comprises 369 contiguous claims totalling 19,274 hectares. The claims are 100% owned by Les Mines Opinaca Ltée (“Opinaca”). Goldcorp purchased a block of four (4) claims totalling 208 hectares located in the central area of the property in 2011 through an agreement with Wemindji Exploration. The Éléonore Mine hosts the Roberto gold deposit, which consists of the Roberto, East Roberto, and Zone du Lac lenses. The Roberto deposit is located under the Opinaca Reservoir. Claims are map-staked and not surveyed on the ground and are valid for a two-year period and can be renewed every two years, subject to payment of renewal fees and minimum exploration work requirements. The 284-hectare mining lease covering the Roberto deposit was signed by the Minister of Natural Resources of Québec on February 21, 2014.

The Éléonore Mine is located entirely in Cree territory, or Eeyou Istchee, on Category III lands belonging to the Québec government and subject to the James Bay and Northern Québec Agreement. Surface leases were obtained from the Ministry of Natural Resources for all infrastructures planned for the Éléonore Mine.

Goldcorp makes an annual payment to the Cree Nation under the terms of the confidential Opinagow Collaboration Agreement dated February 21, 2011 between Goldcorp, the Cree Nation of Wemindji, the Grand Council of the Crees (Eeyou Istchee) and the Cree Nation Government.

The Éléonore Mine currently holds all required permits to operate including environmental permits.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The closest towns to the Éléonore Project are Matagami and Chibougamau which are both located approximately 350 kilometres to the south. A permanent road with two permanent bridges has been completed, extending from the Sarcelle hydroelectric facility to the Éléonore Project. The Sarcelle station can be reached via a 40-kilometre gravel road, starting at the 396 kilometre marker along the James Bay Highway. All of the material, supplies, and food for the construction and operational phases will be transported along this access route. Workers are brought on site via a permanent year-round air strip located approximately 1.5 kilometres north of the camp.

Climate

The climate of the Éléonore Project area is typical of Northern Canada and is a temperate to sub-arctic climate. Average summer temperatures between June and September vary between 10 degrees Celsius and 25 degrees Celsius during the day, and five degrees Celsius and 15 degrees Celsius at night. Winters can be cold, with temperatures from -60 degrees Celsius and -10 degrees Celsius. Precipitation varies throughout the year, reaching an average of two metres annually. Exploration activities are currently conducted year-round, but can be temporarily halted during spring thaw and fall freeze-up. Mining activities are expected to be conducted year-round.

Local Resources and Infrastructure

The James Bay region is surrounded by extensive hydroelectric facilities and associated infrastructure, the closest of which are the Sarcelle hydroelectric facility located 40 kilometres due west of the Éléonore Project on the Opinaca Reservoir and the Eastmain Dam located 70 kilometres to the south. A 120 kilovolt overhead incoming transmission line with two 120/25 kilovolt 40/53/66.6 MVA oil step-down transformers supports the mining operation.

Physiography

The physiography of the region is typical of the Canadian Shield and includes many lakes, swamps and rivers. Outcrop is limited, due to the presence of swamps and glacial deposits. The area is characterized by a gently undulating peneplain relief. The elevation of the few hills of this rolling landscape ranges from 215 metres to 300 metres above sea level. The area is drained by Lake Ell, which is itself part of the Opinaca Reservoir. Vegetation is typical of taiga and includes sparse spruce forests separated by large swampy areas devoid of trees.

History

The first recorded exploration in the Éléonore Mine area was by Noranda, in 1964. Noranda identified a copper showing located within the Ell Lake diorite intrusion. In 2001, VGM completed regional reconnaissance grab and channel sampling around Noranda’s Ell Lake copper showing; this work identified a number of new showings. A series of mineralized corridors consisting of stockworked gold and chalcopyrite-bearing quartz veinlets were outlined within dioritic to tonalitic intrusions. In addition, a number of mineralized and partially-rounded erratic blocks, located about 300 metres from the mineralized corridors, returned significantly elevated copper, gold, and silver values.

From June to August 2004, additional trenching was performed on the Roberto Zone. VGM commenced core drilling in September 2004 and by November 2005 a total of 247 core holes had been drilled. Drilling completed by VGM successfully extended the mineralization found at surface to a depth of 800 metres below surface. It also extended the mineralization beyond the Roberto Peninsula into the James Bay area and on the north shore of Ell Lake as well as to the south.

Goldcorp reached an agreement to acquire the Éléonore Property with VGM in November 2005. Goldcorp took control of the Éléonore Property on March 31, 2006. Since the acquisition, Goldcorp has performed till sampling, lake- bottom sediment sampling, surface mapping and trenching, additional core drilling, geological modelling and Mineral Resource estimation.

Geological Setting, Mineralization and Deposit Types

The Roberto deposit is located in Archaean rocks of the Superior Province of Canada in the transition zone between the Opinaca Subprovince and the La Grande Subprovince. The contact between the two subprovinces is not well known and generally corresponds to regional-scale deformation zones and a sharp change in the metamorphic gradient. In some areas, the contact is masked by late intrusions of one or the other subprovince.

The Opinaca Subprovince basin is a sedimentary basin dominated by migmatized paragneisses and diatexites from the Laguiche Complex and intruded by syn to post-tectonic tonalite, granodiorite, granite and pegmatite intrusions from the Janin and Boyd instrusive suites. The metamorphic grade increases from amphibolites facies near the margins to granulite facies toward the center of the basin. The paragneisses are strongly metamorphosed and folded rocks that retained few of their original structures.

The “S-shaped” La Grande Subprovince surrounds the Opinaca Subprovince on its west and north sides, spanning a distance of 450 kilometres in the east-west direction and of 250 kilometres in the north-south direction. The La Grande Subprovince is an assemblage of volcano-plutonic rocks composed of 85% intrusive rocks and 15% volcano-sedimentary units, the latest forming the volcano-sedimentary units of the La Grande River and Eastmain River green belts. These assemblages overlay an older tonalitic basement. Metamorphic grade increases from the greenschist facies to the amphibolites facies toward the contact with the Opinaca Subprovince. The Éléonore Mine is overlain by rocks of the Eastmain Group of the La Grande Subprovince. At its base, the Eastmain Group consists of the Bernou Formation and the Kasak Formation, which are composed of basalts and intermediate to felsic tuff.

Regional faults are mainly present in the La Grande Subprovince and are oriented north–south, east–west, and northwest–southeast. In outcrop, the faults can be recognized by either a strong tectonic banding or by the presence of intense shear zones with mylonitization. In the Opinaca Subprovince, faults and shear zones are mainly located along fold limbs.

The Éléonore Mine straddles the contact between the Opinaca and La Grande Subprovinces. The contact is located in the northeast corner of the property along a north-westerly trend that is defined by a strong shear zone, a change in the magnetic grain, and an increase in the metamorphic gradient. The Éléonore Mine is hosted in Achaean-age rocks of a volcano-sedimentary greenstone belt developed near the contact between the Opinaca and La Grande Subprovinces of the Superior Province. Rock units from the Opinaca Subprovince occur in the north-eastern corner of the Éléonore Mine area. Lithologies are dominated by granite, granodiorites and heterogeneous assemblages of pegmatites, tonalites and granites from the Janin Intrusive Suite intermixed with partially migmatized paragneiss from the Laguiche Complex. The structural grain is oriented in a north-westerly direction evolving to an east–west grain toward the east part of the Éléonore Mine area.

Rock units belonging to the La Grande Subprovince comprise most of the Project area west of the contact and host the Roberto deposit. The Roberto deposit is hosted in polydeformed greywacke units in contact with aluminosilicate-bearing greywacke and thin conglomerate units. The 1.9 kilometres long crescent shape of the deposit is the result of F2 folding. To date, mineralization has been intersected to a vertical depth of 1,400 metres. Gold-bearing zones are generally 5–6 metres in true thicknesses, varying from 2 metres to more than 20 metres locally. All zones are remaining open at depth.

Information from production drilling and underground mapping has shown that folding in the southern area edge of the main shoot is tighter than previously interpreted.

The numerous subparallel mineralized zones are characterized by gold-bearing quartz–dravite– arsenopyrite veinlets, contained within quartz–microcline–biotite–dravite–arsenopyrite–pyrrhotite auriferous replacement zones. Sulphide concentrations within the auriferous zones vary from 2% to 5%, with the main sulphides being arsenopyrite, pyrrhotite and pyrite. Relationships between the nearby diorite and pegmatite intrusions and the gold mineralization event are still unknown.

The knowledge of the deposit setting and lithologies, and of the mineralization style and its structural and alteration controls, is sufficient to support Mineral Resource and Mineral Reserve estimation. Mineralization style and setting of the Project deposit is sufficiently well understood to support Mineral Resource and Mineral Reserve estimation.

Exploration

Exploration in support of mine development has included prospecting, gridding, mapping, ground induced polarization and magnetic surveys, a Hummingbird electromagnetic survey, grab and rock chip sampling, soil sampling, trench and channel sampling, core drilling, metallurgical test work, Mineral Resource and Mineral Reserve estimates, baseline environmental, geotechnical and hydrological studies, and technical studies. The exploration programs completed to date are appropriate to the style of the deposits and prospects within the Éléonore Mine. The exploration and research work supports the interpretations of genesis and mineralization, and the data obtained to date with exploration is reliable. There is considerable remaining exploration potential in the vicinity of the current mining operations and the region.

The main focus of the exploration activities has been to advance the Roberto deposit to a development decision, and therefore the greater Éléonore Mine operations area outside the area now incorporated in the mining licence has not been subject to significant exploration work in the last seven years. However, high- quality exploration targets exist, both near the Roberto deposit and on other parts of the concession, and these warrant further investigation.

Drilling

As at June 30, 2016, a total of 934,629 metres has been drilled in 4,523 core holes on the property since 2004. Of these, a total of 351 holes (105,635 metres) were completed by VGM and 4,172 holes (834,881 metres) by Goldcorp.

All core holes were drilled on sections spaced approximately 25 metres apart in most parts of the deposit. Drill hole spacing of 25 metres by 25 metres occurs over the bulk of the orebody to a depth of approximately 1,100 metres below surface. Below 1,100 metres, down to approximately 1,200 metres, a core hole spacing of 100 metres by 100 metres is usually observed. Only a few drill holes have been drilled below 1,200 metres. The deeper boreholes intersected the mineralized horizons at a depth of approximately 1,400 metres below surface. For definition drilling, drill hole spacing is generally 12.5 metres by 12.5 metres inside the existing 25 metre drill spacing, as permitted by the mine development schedule.

Standardized logging forms and geological legends were developed for the project. Geotechnical logs were completed in sequence prior to geological logging. Geological logging used standard procedures and collected information on mineralization, lithological breaks, alteration boundaries, and major structures. All drill core is photographed. Core recovery is acceptable for all drill programs.

Upon completion of a hole, surface drill hole collars were surveyed using a differential GPS instrument by a registered surveyor. Underground drill holes are surveyed using a Leica TS15 robotized station.

Downhole surveys were carried out by the drill contractor for dip and deviation using a Reflex instrument.

Drill data are typically verified prior to Mineral Resource and Mineral Reserve estimation by running a software program check.

Sample intervals were determined by the geological relationships observed in the core and vary between 0.3 metres and 1.25 metres. An attempt was made to terminate sample intervals at lithological and mineralization boundaries.

Specific gravity data were collected by Goldcorp’s workforce. The specific gravity database contains 11,923 specific gravity results that were determined on core samples. A specific gravity of 2.77 was used for all veins. The specific gravity database is currently sufficient to provide a reliable assessment of the variability of the specific gravity across the deposit and across the various rock types.

The quantity and quality of the lithological, geotechnical, collar, and down-hole survey data collected during the exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation.

Sampling, Analysis and Data Verification

Exploration and infill core samples were analyzed by independent laboratories using industry-standard methods for gold analysis. A number of different laboratories have been used. Since April 2014, exploration and infill sample preparation and assay are performed by Accurassay Laboratories Inc. in Rouyn-Noranda, Québec, which is accredited for ISO 17025 and independent of Goldcorp. Goldcorp’s in-house laboratory started operation in February 2014 and begin to process muck, chips and definition drilling samples at a rate of 180 samples per day. Overflow and other production samples were sent to ALS Laboratories (“ALS”). Between January 2007 and April 2014, ALS in Val-d’Or in Québec was the primary laboratory, and holds ISO 17025 and 9001/2008 certifications and independent of Goldcorp.

Metallurgical testwork has been done at a number of laboratories, but was primarily performed by SGS Laboratories. Sample preparation for samples that support Mineral Resource and Mineral Reserve estimation has followed a similar procedure for all VGM and Goldcorp drill programs. The preparation procedure is in line with industry-standard methods for a clastic sediment-hosted stockwork-disseminated gold deposit in an orogenic setting.

ALS sample preparation comprised drying and crushing to 70 to 90% passing 2 millimetres and pulverizing to 85% passing 75 micrometres. Gold assays were performed by standard fire assay with an atomic absorption spectroscopy finish. For assay results equal or above 3.0 g/t gold, samples are re-assayed with a gravimetric finish. ALS Chemex reports an upper limit of 10 g/t gold and a detection limit of 0.01 g/t gold for atomic absorption spectroscopy analyses. No other elements were routinely requested for assay.

Sample preparation at the internal laboratory consists of crushing to 75% <10 mesh and pulverising to 85% passing 200 mesh. Gold assays are performed by using a 30 g fire assay with a microwave plasma–atomic emission spectrometry finish. For assay results above 34.0 g/t gold, samples are re-assayed with a gravimetric finish. The internal laboratory reports an upper limit of 34 g/t gold and a detection limit of 0.001 g/t gold for microwave plasma–atomic emission spectrometry analyses.

Accurassay sample preparation procedure consisted of drying and crushing to 85% <10 mesh, followed by pulverizing to 85% passing <200 mesh. Gold assays are performed by standard fire assay with an atomic absorption spectroscopy finish. Accurassay reports an upper limit of 10 g/t gold and a detection limit of 0.01 g/t for atomic absorption spectroscopy analyses. No other elements are routinely assayed.

The collected sample data adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits.

VGM and Goldcorp maintained a QA/QC program for the project. This comprised the submission of analytical SRMs, duplicates and blanks. QA/QC submission rates meet industry-accepted standards of insertion rates. No material sample biases were identified by the QA/QC programs.

The results of the QA/QC programs did not indicate any problems with the analytical programs. Accordingly, we have concluded that the drill core gold analyses are acceptably accurate and precise to support Mineral Resource and Mineral Reserve estimation.

Sample security has relied upon the fact that the samples were always attended or locked in the logging facility. Chain-of-custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory. Current sample storage procedures and storage areas are consistent with industry standards.

The quality of the gold analytical data are sufficiently reliable to support Mineral Resource and Mineral Reserve estimation and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards.

Mineral Processing and Metallurgical Testing

Extensive metallurgical studies were carried out on samples taken from the various Éléonore Mine ore zones. Most of the metallurgical testwork was completed during 2006–2010 as part of engineering studies. Additional paste backfill testing was performed in 2013. Further testwork was conducted in 2015 to investigate the recovery issues experienced during ramp-up.

Assumed life-of-mine gold recovery assumptions are based on appropriate testwork, and should average between 93 and 93.5% over the life-of-mine; however during the ramp-up period, Goldcorp has elected to use a weighted average metallurgical recovery of 92.5% for the Mineral Reserve Estimate.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the gold Mineral Reserve estimations for the Éléonore Mine effective June 30, 2016:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)
Category	Tonnes (millions)	Grade (g/t)	Au (millions of ounces)
Proven	3.09	6.72	0.67
Probable	20.35	5.97	3.90
Proven + Probable	23.44	6.07	4.57

(1)	The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Definition Standards. Proven Mineral Reserves include stockpile material.
(2)	Based on a gold price of US$1,200 per ounce, an economic function that includes variable operating costs and metallurgical recovery of 92.5%, and a US$ exchange rate of C$1.30.
(3)	Global cut-off grade of 3.17 g/t. Total average US$ operating costs are $104.00 per tonne (mining: $45.80 per tonne; processing: $31.20 per tonne; G&A: $27.00 per tonne).
(4)	An overall dilution of 10% is applied to the stopes using zero grade outside stope shapes.
(5)	Mineral Reserves take into account a 95% mining recovery.
(6)	Numbers may not add up due to rounding.

Factors that can affect the Mineral Reserve estimates are: geological complexity causing under estimation of dilution; low recovery at the mill because of a possible change in the hardness of the rock or mineralogical characteristics; more water infiltration from the surface or underground than expected; in situ stress in the rock; rock burst; deviations in drill holes necessary to support production may cause more dilution; paste backfill strength; stope dilution and recovery factors that are based on assumptions that will be reviewed after mining experience; stope stability is also an important factor with some stopes having considerable span and thickness; and changes in commodity price and exchange rate assumptions.

The following table sets forth the gold Mineral Resource estimations for the Éléonore Mine effective June 30, 2016:

Measured and Indicated Mineral Resources (1)(2)(3)(4)(5)(6) (excluding Proven and Probable Mineral Reserves)
Category	Tonnes (millions)	Grade (g/t)	Au (millions of ounces)
Measured	3.21	7.27	0.75
Indicated	1.92	2.97	0.18
Measured + Indicated	5.14	5.66	0.93
Inferred	9.73	7.52	2.35

(1)	The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the CIM Definition Standards.
(2)

All Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(3)	A minimum true thickness of 2.5 metres was applied for all Mineral Resource estimates, using the grade of the adjacent material when assayed or a value of zero when not assayed.
(4)

A top cut varying from 30 g/t and 100 g/t (6.5 g/t for the dilution envelope) was applied to assay grades prior to compositing grades for interpolation into model blocks using Ordinary Kriging and ID3 methods, and was based on 2 metre composites within a block model made of 5 metre long x 5 metre wide x 5 metre high blocks. Average specific gravity is 2.77 grams per cubic metre.

(5)

Mineral Resources are reported using a 2.72 g/t gold cut-off grade, which is based on assumptions of a US$1,400 per ounce gold price, long-hole stoping underground mining methods, an exchange rate of C$/US$1.30, a life-of- mine metallurgical recovery of 92.5%, and a total mining cost of $104.00 per tonne (comprising the following cost: mining: $45.80 per tonne; processing: $31.20 per tonne; G&A: $27.00 per tonne).

(6)	Numbers may not add up due to rounding.

Diamond drilling is underway on the Éléonore Mine to convert the actual and growing Inferred Mineral Resources to Indicated Mineral Resources and if the program is proved successful and grade consistent with actual resource, it is possible that this work could increase the Mineral Reserves.

Key areas of uncertainty that may materially impact the Mineral Resource estimate include: geological complexity including folding and faulting of vein material between drill hole intercepts; commodity price assumptions; metal recovery assumptions; hydrological constraints; and rock mechanics (geotechnical) constraints.

Mining Operations

Open stope mining (down-hole drilling) and longitudinal retreat with consolidated backfill (paste backfill mixed with crushed waste rock) is utilized. A transverse open stope approach is used where the mineralized lenses are wider than 7 metres.

For mine scheduling purposes, the vertical extent of the orebody is subdivided into two parts: the upper part of the orebody located between 65 metres and 650 metres below surface (Upper Mine), and the lower part of the orebody located between 650 metres and 1,190 metres below surface (Lower Mine). Dividing the orebody into two parts has accelerated the production start-up.

Mining started from the 440 metre level and the 650 metre level. Production will be at the nominal rate of 5,000 tonnes per day with four mining horizons starting on the 230 metre level, 440 metre level, 650 metre level and 800 metre level. At this stage, it is expected that all the ore and waste of horizon 1 (65 metre level to 230 metre level) will be trucked to the surface; the ore and waste of horizons 2, 3 and 4 (230 metre level to 800 metre level) is hoisted up the production shaft.

Studies to increase and sustain the production rate will be conducted as more drilling information becomes available. Based on the current Mineral Reserves, the planned operation has a 10-year mine life. The mine plan is under evaluation for including the mining of the zone above 55 metres below surface (crown pillar recovery project), however economics do not currently support including this into mineral reserves.

The ramp is currently used as the air exhaust and will continue to do so when completed. The main ventilation raise is the Gaumond shaft. From the shaft, the air is distributed into two internal ventilation raises, one located in the North Zone and one in the South Zone, each of which will bring fresh air to work places. Currently, ventilation on demand is partly operational, and once completed it will help to reduce this preliminary estimation.

The permanent pumping system is designed to be upgradable depending of the total water infiltration in the mine and also the mine plan. The system is designed to pump dirty water to the stations above and finally reach the surface. It consists of two main pumping stations (on the 400 metre level and 650 metre level).

Stope widths vary between 2.5 metres and 20 metres. Stopes have a maximum length of 25 metres, and can reach a height of 30 metres. Ground support consists of various combinations of rebar bolts, friction bolts, cables, screen and shotcrete depending on the rock quality and particular requirements of each heading.

Stopes are backfilled with paste fill. Unconsolidated backfill is used wherever is possible in order to avoid hoisting waste rock to the surface. The current paste backfill mixture consists of 70% mill tailings, 25% fine sulphide concentrate, and between 4% to 7% binder. The sulphide tailing concentration can be up to 25% without having effect on the paste strength. Crushed waste is typically added to the fill, so the percentage of the mill tailings decreases.

A fully-mechanized mining equipment fleet is used. Equipment includes scoop trams, dump trucks, mine service and personnel vehicles, jumbo drills, bolting platforms, scissor lifts, land cruiser and forklifts.

There is potential to extend the mine life and potentially sustain the 7,000 tonnes per day throughput rate if some or all of the Inferred Mineral Resources identified within the life-of-mine production plan can be upgraded to higher confidence Mineral Resource categories, and eventually converted to Mineral Reserves. Mineralization remains open at depth, with the deepest drill hole encountering mineralization at 1,400 metre depth; the current mine plan extends to 1,190 metre depth.

As part of day-to-day operations, Goldcorp continues to undertake reviews of the mine plan and consideration of alternatives to and variations within the plan. Alternative scenarios and reviews may be based on ongoing or future mining considerations, evaluation of different potential input factors and assumptions, and corporate directives.

Processing and Recovery Operations

The mill is designed to operate at 7,000 tonnes per day (2.55 million tonnes (“Mt”) per year) for 365 days per year. The comminution circuit consists of three stages of crushing followed by a single stage of ball mill grinding. The primary crusher (jaw crusher), the secondary crusher (standard cone crusher) and the tertiary crushers are located at surface. Two short head cone crushers are needed to handle a 7,000 tonnes per day throughput. The fine-crushed ore is ground using a single-stage ball mill connected in a closed circuit with cyclones.

A portion of the cyclones underflow is being directed to a gravity concentration circuit consisting of a Knelson concentrator and an Acacia Reactor to recover liberated native gold.

Cyclone overflow (grinding circuit product) is directed to the flotation cells to separate the sulphides into a low-mass sulphur concentrate. A thickener controls the density of the flotation tail slurry. Flotation tails are leached with cyanide for 36 hours while going through five leach tanks. Flotation concentrate is thickened and reground so that 80% (P80) is smaller than 10 micrometres using a fine grinding mill; then it is pre- aerated with oxygen for 18 hours prior to being leached with cyanide for 48 hours in five additional leach tanks. The gold in solution is recovered in carousel CIP circuits (one for each leach circuit).

The carbon from each CIP circuit is stripped as required in a Zadra process, and the gold recovered from that final stage of the mineral processing circuit is poured into gold bars at regular intervals. The carbon is regenerated and returned to the CIP circuits for reuse.

The tails from each leaching circuit are detoxified in a conventional cyanide destruction circuit (SO2/Air), and then filtered. Finally, tailings can be added to the paste backfill. Non-sulphides tailings are stored in a covered shed before being transported by hauling truck to the tailings management facility.

The tailings facilities are completely lined, and all water touching the tailings is collected and treated. The exposed surface of the tailings is kept to a minimum, made possible by the choice of filtered tailings that allows for progressive reclamation. The tailings design envisages a storage capacity of 26 Mt.

Infrastructure, Permitting and Compliance Activities

The James Bay region is surrounded by extensive hydroelectric facilities and associated infrastructure, the closest of which are the Sarcelle hydroelectric facility located 40 kilometres due west of the Éléonore Mine on the Opinaca Reservoir and the Eastmain Dam located 70 kilometres to the south. A 120 kilovolt overhead incoming transmission line with two 120/25 kilovolt 40/53/66.6 MVA oil step-down transformers supports the mining operation.

For the Éléonore Mine operations, the major issues identified include the potential impacts on the environment, the proper management of tailings and waste water, access (roads, airports), social acceptability and management of the post-reclamation site. Goldcorp is of the opinion that these issues have been addressed and mitigated through a combination of baseline data collection, appropriate engineering and project design studies, and public consultation. The Éléonore Mine operations currently hold all required permits to operate, including environmental permits.

The Éléonore Mine operations are located on traditional family territories of the Cree Nation of Wemindji, and within the Municipality of Eeyou–Isthee–James Bay. The Opinagow Collaboration Agreement was signed in February 2011.

Capital and Operating Costs

Capital and operating cost estimates were prepared by Goldcorp’s workforce. Capital cost estimates are based on a combination of the latest mine construction data and budgetary numbers/quotes provided by suppliers, and experience with similar-sized operations. The total life-of-mine capital estimate is US$610 million, comprising US$522 million of sustaining capital and US$88 million of expansionary capital.

Area	Life-of-Mine (US$ million)
Sustaining	522
Expansionary	88
Total	610

Operating cost estimates are based on the 2016 LOM budget, which includes estimates from first principles for major items and allowances or estimates for minor costs. An average overall unit cost of US$104.00 per tonne was estimated, comprising US$31.20 per tonne for processing, including backfill and tailings treatment and transportation, US$45.80 per tonne for mining, and US$27.00 per tonne for G&A. Exploration expenditures are not included in the operating costs.

Area	Life-of-Mine (US$ per tonne)
Process Plant	31.20
Mining Operations	45.80
G&A	27.00
Total	104.00

Exploration, Development and Production

The Gaumond exploration shaft had a nominal 4,000 tonnes per day ore-hoisting capacity, and a maximum hoisting capacity of 7,000 tonnes per day (20 hours per day). Goldcorp has completed a second shaft at Éléonore, which has a nominal 8,500 tonnes per day hoisting capacity (17 hours per day) and has been operational since 2016. The objective is to transfer all of the ore handling systems to the production shaft once ore is produced from the lower mine. The production shaft is the primary ore and waste handling system.

The current plant is designed for an average throughput of 5,556 tonnes per day in 2017 with a ramp-up period continuing to reach full production capacity, which is commensurate with the current Mineral Reserves.

Exploration drilling in 2017 will continue to target structures in the lower mine and the southern portion of the ore body to convert Mineral Resources to Mineral Reserves.

2017 Outlook

At the Éléonore Mine, Goldcorp’s gold production guidance for 2017 is expected to be 315,000 ounces (+/- 5%). The increase compared to 2016 is due to the continued ramp up of the mine. The production ramp-up to full capacity is expected to continue into 2018 with the anticipated addition of a fifth production horizon. A life of mine study is underway to determine the sustainable mining rate from the Roberto deposit.

DIVIDENDS

Dividend Program and Dividend Payments

On November 17, 2014, Osisko announced the initiation of a quarterly dividend program. Since the initiation of the program, Osisko declared dividends for the following quarters:

					Dividend
	Dividend			Dividend	Reinvestment
Declaration date	per share	Record date	Payment date	payable	Plan(ii)
	$			$

November 16, 2014(i)	0.03	December 31, 2014	January 15, 2015	1,551,000	-
	0.03			1,551,000	-

February 19, 2015(i)	0.03	March 31, 2015	April 15, 2015	2,782,000	-
May 14, 2015	0.03	June 30, 2015	July 15, 2015	2,834,000	-
August 5, 2015	0.03	September 30, 2015	October 15, 2015	2,830,000	5,430,858
November 4, 2015	0.04	December 31, 2015	January 15, 2016	3,783,000	7,712,746
	0.13			12,229,000

February 16, 2016	0.04	March 31, 2016	April 15, 2016	4,248,000	7,144,004
May 4, 2016	0.04	June 30, 2016	July 15, 2016	4,259,000	11,594,125
August 4, 2016	0.04	September 30, 2016	October 14, 2016	4,264,000	4,460,148
November 9, 2016	0.04	December 31, 2016	January 16, 2017	4,266,000	4,591,999
	0.16			17,037,000

March 15, 2017	0.04	March 31, 2017	April 17, 2017	tbd(iii)	tbd(iii)

	0.04

(i)	The 1.2 million common shares that were held in escrow prior to June 30, 2015 were not eligible to the dividend.
(ii)	Number of common shares held by shareholders participating to the Dividend Reinvestment Plan described below.
(iii)	To be determined (“tbd”) on March 31, 2017 based on the number of shares outstanding and the number of shares participating in the Dividend Reinvestment Plan on the record date.

Dividend Reinvestment Plan

On September 21, 2015, Osisko announced the implementation of the Dividend Reinvestment Plan.

Osisko Shareholders who are residents of Canada may elect to participate in the Dividend Reinvestment Plan. Participation in the Dividend Reinvestment Plan is optional and does not affect shareholders’ cash dividends unless they elect to participate in the Dividend Reinvestment Plan.

The following is a summary of the key attributes of the Dividend Reinvestment Plan. A complete copy of the Dividend Reinvestment Plan is available on Osisko’s website.

The Dividend Reinvestment Plan allows Canadian Osisko Shareholders to reinvest their cash dividends into additional Osisko Shares either purchased on the open market through the facilities of the TSX, or issued directly from treasury by Osisko, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the Osisko Shares on the TSX during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at Osisko’s sole election. No commissions, service charges or brokerage fees are payable by Osisko Shareholders who elect to participate in the Dividend Reinvestment Plan.

Participation in the Dividend Reinvestment Plan does not relieve shareholders of any liability for taxes that may be payable in respect of dividends that are reinvested in Osisko Shares under the Dividend Reinvestment Plan. Osisko Shareholders should consult their tax advisors concerning the tax implications of their participation in the Dividend Reinvestment Plan having regard to their particular circumstances.

As at December 31, 2016, the holders of 4,591,999 Osisko Shares had elected to participate in the Dividend Reinvestment Plan, representing dividends payable of $184,000.

For the year 2016, the number of Osisko Shares issued under the Dividend Reinvestment Plan, at a discount rate of 3%, amounted to 83,533.

DESCRIPTION OF CAPITAL STRUCTURE

Osisko Shares

Osisko is authorized to issue an unlimited number of Osisko Shares without nominal or par value.

Subject to the rights and restrictions attaching to the Osisko Preferred Shares issuable in series and to the terms of the Osisko shareholder rights plan dated April 30, 2014, the rights, privileges, conditions and restrictions attaching to the Osisko Shares, as a class, are equal in all respects and include the following rights.

Dividends

Subject to the rights and restrictions attaching to any series of Osisko Preferred Shares, the holders of the Osisko Shares shall have the right to receive, if, as and when declared by the Osisko Board, any dividend on such dates and for such amounts as the Osisko Board may from time to time determine.

Participation in case of Dissolution or Liquidation

Subject to the rights and restrictions attaching to any series of Osisko Preferred Shares, the holders of the Osisko Shares shall have the right, upon the liquidation, dissolution or winding-up of Osisko, to receive the remaining property of Osisko.

Right to Vote

The holders of the Osisko Shares shall have the right to one (1) vote at any meeting of the shareholders of Osisko, except meetings at which only holders of any series of Osisko Preferred Shares are entitled to vote.

As at March 21, 2017, 106,555,805 Osisko Shares were issued and outstanding.

Osisko Preferred Shares

The rights and restrictions attached to the preferred shares of Osisko issuable in series (the “Osisko Preferred Shares”) are as follows.

Issuance in Series

The Osisko Preferred Shares may be issued in one or more series and subject as hereinafter provided and subject to the provisions of the QBCA, the Osisko Board shall determine, by resolution, before the issue of each series, the designation, rights and restrictions to be attached thereto, including, but without in any way limiting or restricting the generality of the foregoing: (a) the right, as the case may be, to receive dividends, the form of payment of dividends, the rate or amount or method of calculation of dividends, whether cumulative or non-cumulative, the date or dates and places of payment and the date or dates from which such dividends shall accrue or become payable; (b) the rights and/or obligations, if any, of Osisko or of the holders thereof with respect to the purchase or redemption of the Osisko Preferred Shares and the consideration for and the terms and conditions of any such purchase or redemption; (c) the conversion or exchange rights, if any, and the conditions attaching thereto; (d) the restrictions, if any, as to the payment of dividends on shares of Osisko ranking junior to the Osisko Preferred Shares; and (e) any other provisions deemed expedient by the directors, the whole subject to the issuance of a Certificate of Amendment setting forth the number and the designation, as well as the rights and restrictions to be attached to the Osisko Preferred Shares of such series.

Dividends

The Osisko Preferred Shares shall, with respect to the payment of dividends, be entitled to preference over any other class of shares of Osisko ranking junior to the Osisko Preferred Shares, and no dividends shall at any time be declared or paid or set apart for payment on any other shares of Osisko ranking junior to the Osisko Preferred Shares, nor shall Osisko call for redemption or purchase for cancellation any of the Osisko Preferred Shares unless at the date of such declaration, payment, setting apart for payment or call for redemption or purchase, as the case may be, all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Osisko Preferred Shares then issued and outstanding and the non-cumulative dividend payment for the then current fiscal year and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of non-cumulative Osisko Preferred Shares then issued and outstanding.

Liquidation or Dissolution

In the event of the liquidation, dissolution or winding-up of Osisko or other distribution of assets of Osisko among shareholders for the purpose of winding-up its affairs, the holders of the Osisko Preferred Shares shall be entitled to receive, before any amount shall be paid to, or any property or assets of Osisko distributed among the holders of the Osisko Shares or of shares of any other class of shares of Osisko ranking junior to the Osisko Preferred Shares, and to the extent provided for with respect to each series, the amount of the consideration received by Osisko for such Osisko Preferred Shares, such premiums, if any, as has been provided for with respect to such series together with, in the case of cumulative Osisko Preferred Shares, all unpaid accrued dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the latest of the following dates, namely (a) the date fixed by the Osisko Board at the time of allotment and issue of such shares or if such date is not fixed, the date of their allotment and issue, or (b) the date of expiration of the last period for which cumulative dividends have been paid, up to and including the date of distribution) and, in the case of non-cumulative Osisko Preferred Shares, all declared and unpaid dividends. After payment to the holders of the Osisko Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of Osisko.

Equal Rank of All Series

The Osisko Preferred Shares of each series shall rank pari passu with the Osisko Preferred Shares of every other series with respect to the payment of dividends, as the case may be, and the distribution of assets in the event of the liquidation, dissolution or winding-up of Osisko, whether voluntary or involuntary, provided, however, that in the event of there being insufficient assets to satisfy in full the repayment of all moneys owing to the holders of Osisko Preferred Shares, such assets shall be applied rateably to the repayment of the amount paid up on such Osisko Preferred Shares and, then, to the payment of all unpaid accrued cumulative dividends, whether declared or not, and all declared and unpaid non-cumulative dividends.

Voting Rights

Subject to the provisions of the QBCA and, except as otherwise expressly provided herein, the holders of any series of the Osisko Preferred Shares shall not, as such, have any voting rights for the election of directors or for any other purpose nor shall they be entitled to receive notice of or to attend shareholders’ meetings.

Amendments

As long as any of the Osisko Preferred Shares are outstanding, Osisko may not, except with the approval of the holders of the Osisko Preferred Shares hereinafter specified and after having complied with the relevant provisions of the QBCA, create any other shares ranking in priority to or pari passu with the Osisko Preferred Shares, voluntarily liquidate or dissolve Osisko or effect any reduction of capital involving a distribution of assets on other shares of its share capital or repeal, amend or otherwise alter any of the provisions hereof relating to the Osisko Preferred Shares as a class.

Any approval of the holders of the Osisko Preferred Shares as aforesaid shall be deemed to have been sufficiently given if contained in a resolution adopted by a majority of not less than 2/3 of the votes cast by the shareholders who voted in respect of that resolution at a meeting of the holders of the Osisko Preferred Shares duly called and held for that purpose, at which meeting such holders shall have one vote for each Osisko Preferred Share held by them respectively, or in an instrument signed by all the holders of the then outstanding Osisko Preferred Shares.

If an amendment as hereinabove provided especially affects the rights of the holders of Osisko Preferred Shares of any series in a manner or to an extent different from that in or to which the rights of the holders of Osisko Preferred Shares of any other series are affected, then such amendment shall, in addition to being approved by the holders of the Osisko Preferred Shares voting separately as a class, be approved by the holders of the Osisko Preferred Shares of such series, voting separately as a series, and the provisions of this paragraph shall apply, mutatis mutandis, with respect to the giving of such approval.

As of March 29, 2016, no Osisko Preferred Shares were issued and outstanding.

Warrants

In connection with the $200 million bought deal private placement announced on January 21, 2015, Osisko issued, on March 5, 2015, 5,480,000 warrants entitling the holder thereof to purchase one (1) Osisko Share at a price of $36.50 per Osisko Share, until March 5, 2022. These warrants were listed on the TSX under the symbol “OR.WT”.

In connection with the $173 million bought deal public offering by way of a short form prospectus which closed on February 26, 2016, Osisko issued 6,450,000 warrants entitling the holder thereof to purchase one (1) Osisko Share at a price of $19.08 per Osisko Share, until expiry of the warrants on February 26, 2019. These warrants were listed on the TSX under the symbol “OR.WT.A”.

Coulon Exchange Rights

Pursuant to the Coulon Exchange Rights Agreement, as amended on February 17, 2015, Coulon shareholders are, upon exercise of their Coulon Exchange Rights in accordance with the terms and conditions thereof, entitled to receive from Osisko such number of Osisko Shares calculated in accordance with a formula set out in the Virginia Plan of Arrangement.

On February 17, 2015, in connection with the closing of the Virginia Arrangement, up to 7,611,937 Osisko Shares issuable upon the exercise of the Coulon Exchange Rights were reserved for issuance.

MARKET FOR SECURITIES

Trading Price and Volume

Osisko Shares

The Osisko Shares are currently listed on the TSX and on the NYSE under the symbol “OR”.

The following table sets forth the price range and trading volume for the Osisko Shares on the TSX and the NYSE, for the most recent completed financial year and for the first part of 2017.

		TSX			NYSE(1)
	High	Low	Volume	High	Low	Volume
	(C$)	(C$)	(#)	(US$)	($US)	(#)
2016
January	14.83	12.78	5,124,544	-	-	-
February	16.15	13.37	11,909,075	-	-	-
March	15.20	12.58	16,414,313	-	-	-
April	16.90	13.27	9,973,603	-	-	-
May	17.22	14.71	9,428,049	-	-	-
June	17.65	15.20	11,292,972	-	-	-
July	17.90	15.85	7,646,794	13.80	11.98	1,535,182
August	18.64	14.51	7,699,966	14.74	11.05	3,386,790
September	16.43	14.25	13,284,491	12.80	10.82	1,965,274
October	14.40	12.34	9,450,834	10.98	9.38	1,812,720
November	14.89	12.37	10,359,517	11.13	9.10	2,426,814
December	13.79	11.90	15,830,467	10.35	8.88	8,368,039
2017
January	14.46	12.97	10,921,647	11.07	9.64	4,727,049
February	15.90	14.12	10,137,946	12.07	10.76	5,386,379
March(2)	15.46	13.81	13,807,002	11.64	10.32	10,160,348

(1)	Osisko Shares started trading on the NYSE on July 6, 2016.
(2)	Up to and including March 21, 2017.

The closing price of the Osisko Shares on the TSX on March 21, 2017 was $15.20.

Warrants

Osisko has two series of warrants currently listed on the TSX under the symbol “OR.WT” and “OR.WT.A”.

The following table sets forth the price range and trading volume for the warrants on the TSX, for the most recent completed financial year and for the first part of 2017.

	OR.WT			OR.WT.A(2)
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	($)	($)	(#)
2016
January	1.95	1.65	46,050	-	-	-
February	2.45	1.80	154,740	2.25	1.80	480,250
March	2.08	1.60	192,840	2.30	1.65	772,998
April	3.15	1.85	232,995	3.50	1.92	419,704
May	3.70	2.78	54,111	3.85	2.55	273,266
June	3.50	2.78	44,515	3.75	2.98	150,951
July	4.00	3.20	35,701	4.39	3.41	79,164
August	4.17	3.10	28,514	4.60	2.65	235,463
September	3.74	3.10	55,914	3.50	2.53	264,296
October	3.60	2.70	41,601	3.20	1.88	127,943
November	3.14	2.50	33,534	3.00	2.35	84,810
December	2.85	2.35	59,830	2.60	1.72	157,617
2017
January	3.14	2.45	58,494	2.40	2.05	368,225
February	3.22	2.55	42,100	2.57	1.90	153,025
March(1)	3.15	2.70	49,045	2.35	1.80	53,050

(1)	Up to and including March 21, 2017.
(2)	The OR.WT.A started trading on February 26, 2016.

The closing prices of the warrants “OR.WT” and “OR.WT.A” on the TSX on March 21, 2017 were respectively $3.10 and $2.23.

Prior Sales - Securities Not Listed or Quoted on a Marketplace

The only securities of Osisko that are outstanding but not listed or quoted on a marketplace are the Debenture, the Osisko Options and the Replacement Osisko Options.

Debenture

On February 12, 2016, Ressources Québec, a wholly-owned subsidiary of Investissement Québec, subscribed to the Debenture. Ressources Québec will be entitled, at its option, to convert the Debenture into Osisko Shares at a price of $19.08 per Osisko Share at any time during its term.

Options

The following table sets forth the number of options granted during the most recently completed financial year, the date of grant and the exercice price thereof.

Date of Grant	Number of Options(1)	Exercise Price Per Option
March 11, 2016	5,000	$14.48
March 21, 2016(2)	1,020,600	$13.38
August 4, 2016	10,000	$17.84
November 17, 2016	49,100	$13.41
(1)	Represents the maximum number of Osisko Shares issuable upon exercise of the options to purchase Osisko Shares.
(2)

In October 2016, Osisko Mining hired the Osisko’s Québec City based exploration team (former Virginia employees), and in connection thereto, Osisko Options were cancelled. 821,600 Osisko Options remained outstanding. See “General Development of Osisko’s Business - 2016 - Earn-In Agreement with Osisko Mining Inc.”.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holdings

The following table sets out the Osisko directors and officers, together with their province or state and country of residence, positions and offices held, principal occupations during the last five years, the years in which they were first appointed as directors and/or officers of Osisko and the number of Osisko Shares, Osisko RSUs, Osisko DSUs and Replacement Osisko Options beneficially owned, directly or indirectly, or over which control or direction is exercised by them, as of the date of this Annual Information Form.

Name and place of residence	Principal occupations during the last five (5) years(5)	Director and/or Officer since	Securities of Osisko beneficially owned
Sean Roosen(4) Québec, Canada Chair and Chief Executive Officer	Chair and Chief Executive Officer of Osisko; President and Chief Executive Officer of OMC prior to June 16, 2014.	2014	419,607 Osisko Shares 131,455 Osisko RSUs 502,200 Osisko Options
Joanne Ferstman(1,2,3) Ontario, Canada Lead Director	Chartered Professional Accountant and Corporate Director; Prior to June 2012, President and Chief Executive Officer of Dundee Capital Markets Inc., an investment dealer; Prior to January 2011, Vice-Chair and Head of Capital Markets of DundeeWealth Inc., a wealth management company.	2014	12,500 Osisko Shares 43,224 Osisko DSUs 2,500 Osisko Warrants
Françoise Bertrand(3,4) Québec, Canada Director	Former President and Chief Executive Officer of the Fédération des chambres de commerce du Québec (FCCQ) and director of numerous boards of profit and non-profit organizations; former Chair of Canadian Radio-television and Telecommunications Commission (CRTC).	2014	28,580 Osisko DSUs
Victor H. Bradley(1,3) Monte Carlo, Monaco Director	Chartered Professional Accountant and Corporate Director; Chair of OMC prior to June 16, 2014.	2014	3,000 Osisko Shares 28,785 Osisko DSUs
John F. Burzynski Ontario, Canada Director	President and Chief Executive Officer of Osisko Mining; Senior Vice President, New Business Development of Osisko prior to August 31, 2016; Vice President, Business Development of OMC prior to June 16, 2014.	2014	94,105 Osisko Shares 59,232 Osisko RSUs 266,533 Osisko Options 5,000 Osisko Warrants
Bryan A. Coates Québec, Canada President	President of Osisko; Vice President, Finance and Chief Financial Officer of OMC prior to June 16, 2014.	2014	116,548 Osisko Shares 98,589 Osisko RSUs 376,600 Osisko Options 5,000 Osisko Warrants
Christopher C. Curfman(1,4) Illinois, USA Director	Former Senior Vice President of Caterpillar Inc. and former President of Caterpillar Global Mining.	2016	12,299 Osisko DSUs
Joseph de la Plante Québec, Canada Vice President, Corporate Development	Vice President, Corporate Development of Osisko; Senior Advisor, Investment and Corporate Development of OMC from November 2010 to June 16, 2014; Analyst in the Global Metals & Mining Investment Banking Group at BMO Capital Markets prior to that.	2014	2,108 Osisko Shares 49,866 Osisko RSUs 190,100 Osisko Options

Name and place of residence	Principal occupations during the last five (5) years(5)	Director and/or Officer since	Securities of Osisko beneficially owned
André Gaumond(4) Québec, Canada Director	While he retired from his executive position in November 2016 he remains a member of the Board of Directors; Senior Vice President, Northern Development of Osisko prior to November 2016; President and Chief Executive Officer of Virginia prior to February 17, 2015.	2015	700,613 Osisko Shares 26,007 Osisko RSUs 28,376 Replacement Osisko Options 148,300 Osisko Options
Pierre Labbé(1,2) Québec, Canada Director	Chief Financial Officer of Immunovaccine Inc.; Vice President, Chief Financial Officer and Secretary of Leddartech Inc. from April 2015 to March 2017; Vice President and Chief Financial Officer of Québec Port Authority from October 2013 to April 2015 and Vice President and Chief Financial Officer of Medicago Inc. prior to October 2013.	2015	6,130 Osisko Shares 19,031 Osisko DSUs 14,524 Replacement Osisko Options 1,000 Osisko Warrants
André Le Bel Québec, Canada Vice President, Legal Affairs and Corporate Secretary	Vice President, Legal Affairs and Corporate Secretary of Osisko; Vice President, Legal Affairs and Corporate Secretary of OMC from November 2007 to June 16, 2014.	2015	36,353 Osisko Shares 34,647 Osisko RSUs 137,000 Osisko Options
Luc Lessard Québec, Canada Senior Vice President Technical Services	Senior Vice President, Technical Services of Osisko; President and Chief Executive Officer of Falco; Chief Operating Officer and Senior Vice-President of OMC prior to June 16, 2014.	2015	26,089 Osisko Shares 47,208 Osisko RSUs 114,600 Osisko Options
Elif Lévesque Québec, Canada Chief Financial Officer and Vice President Finance	Chief Financial Officer and Vice President, Finance of Osisko; Vice President and Controller of OMC prior to June 16, 2014.	2014	2,444 Osisko Shares 69,679 Osisko RSUs 266,300 Osisko Options
Vincent Metcalfe Québec, Canada Vice President, Investor Relations	Vice President, Investor Relations of Osisko; Chief Financial Officer of Falco; prior to November 2016, Director of Evaluation of Osisko; prior to January 2015, Investment Banker with Desjardins Securities.	2016	2,685 Osisko Shares 17,246 Osisko RSUs 39,100 Osisko Options
Charles E. Page(2,3,4) Ontario, Canada Director	Corporate Director and Professional Geologist; Former director of OMC; President and Chief Executive Officer of Queenston Mining Inc. prior to its acquisition by OMC.	2014	55,215 Osisko Shares 28,785 Osisko DSUs
Jacques Perron Colorado, USA Director	Director of Centerra Gold since October 2016; former Chief Executive Officer of Thompson Creek Metals Company Inc. from 2013 to 2016; President and Chief Executive Officer of St- Andrew Goldfields from 2007 to 2013.	2016	15,244 Osisko DSUs
Frédéric Ruel Québec, Canada Vice President and Corporate Controller	Vice President, Corporate Controller of Osisko and Falco; from January 2015 to November 2016, Corporate Controller of Osisko; from May 2015 to November 2016, Corporate Controller of Falco; from January 2011 to June 2014, Director, Corporate Reporting of OMC and of Canadian Malartic GP from June 2014 to November 2014.	2016	2,108 Osisko Shares 18,666 Osisko RSUs 68,800 Osisko Options

(1)	Member of the Osisko Audit Committee.
(2)	Member of the Osisko Governance and Nomination Committee.
(3)	Member of the Osisko Human Resources Committee.
(4)	Member of the Sustainability Committee.
(5)	The information as to principal occupations has been furnished by each director and/or officer individually.

Biographic Notes

Sean Roosen, Chair of the Board of Directors and Chief Executive Officer

Sean Roosen is Chair of the Board of Directors and Chief Executive Officer of Osisko since June 2014. Prior to this, Mr. Roosen was the President and Chief Executive Officer of OMC. He led the transition of OMC from a junior exploration company to a leading intermediate gold producer. He was responsible for leading the strategic development of OMC and was instrumental in securing the necessary financing to fund the development of the $1 billion Canadian Malartic Mine. Among other awards, Mr. Roosen was a co-winner of the Prospectors and Developers Association of Canada’s “Prospector of the Year Award” for 2007, and was named, together with John F. Burzynski and Robert Wares as “Mining Men of the Year” for 2009 by the Northern Miner. Mr. Roosen is a Supervisory Board member of EurAsia Resource Holdings AG, a European based resource venture capital fund and a director of EurAsia Resource Value SE. Mr. Roosen also sits on the Board of Directors of the following publicly listed companies: Barkerville, Condor Petroleum Inc., Dalradian Resources Inc., Falco and Osisko Mining. Mr. Roosen is a graduate of the Haileybury School of Mines and has had various progressive positions in the mining industry both domestically and internationally.

Joanne Ferstman, CPA, CA, Lead Director

Joanne Ferstman is a corporate director, sitting on a number of public company boards. From 2013 to 2014, Ms. Ferstman was a Director of OMC. Ms. Ferstman was until June 2012 the President and Chief Executive Officer of Dundee Capital Markets Inc., a full service investment dealer with principal businesses that include investment banking, institutional sales and trading and private client financial advisory. Prior to taking this position on January 31, 2011, Ms. Ferstman was Vice-Chair and Head of Capital Markets of DundeeWealth Inc., a diversified wealth management public company that managed and advised over $75 billion of assets under management and administration, including the Dynamic Funds family, at the time it was sold to the Bank of Nova Scotia in early 2011. Prior to 2009, Ms. Ferstman was Executive Vice President and Chief Financial Officer of DundeeWealth Inc. and Executive Vice President, Chief Financial Officer and Corporate Secretary of Dundee Corporation. In these senior financial roles, Ms. Ferstman was intimately involved in all corporate strategy, including acquisitions and financings, and had responsibility for all public financial reporting. Additionally, Ms. Ferstman was regularly Dundee’s nominee on investee company boards and audit committees in both the resources and real estate sectors.

Over the past 18 years, Ms. Ferstman has held a variety of executive positions with the Dundee group of companies until her retirement in June 2012. Prior to joining the Dundee group of companies, Ms. Ferstman spent four years as Chief Financial Officer for a national securities firm and five years at a major international accounting firm. Ms. Ferstman currently serves as a director of Dream Unlimited Corp. and as Chair of its Audit Committee and a member of its Organization and Culture Committee and Leaders and Mentors Committee, as trustee of Dream Office Trust and as Chair of its Audit Committee, as a director of Aimia Inc., where she is a member of the Human Resources and Compensation Committee and a member of the Audit Committee, and as a director of Cogeco Communications Inc. and a member of its Audit Committee. Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant.

Françoise Bertrand, O.C., C.Q., Director

Françoise Bertrand was appointed to the Board of Directors of Osisko in November 2014. Recently appointed an Officer of the Order of Canada, Ms. Bertrand was formerly the President and Chief Executive Officer of the Fédération des chambres de commerce du Québec (FCCQ). She sits on numerous boards of directors of profit and non-profit organizations, including Valeurs mobilières Desjardins and Concordia University. Ms. Bertrand was also a former Chair of Canadian Radio-television and Telecommunications Commission (CRTC).

Ms. Bertrand holds a Bachelor of Arts - Major in Sociology from Université de Montréal and a Master’s degree in Environmental Studies from York University. She is a graduate from the Directors Education Program sponsored by the Institute of Directors of Canada and the Rotman School of Management – McGill. She is also a Chevalier of l’Ordre national du Québec.

Victor H. Bradley, CPA, CA, Director

Victor H. Bradley brings over 50 years of experience in the international mining sector. A Chartered Professional Accountant, he began his career with positions such as Controller and Chief Financial Officer at a number of mining companies. In 1994, he founded Yamana and worked as Chief Executive Officer, Director, Chairman and Lead Director. Mr. Bradley was a director of Rio Verde Development Corp. (formerly known as EM Resources Inc.) until March 2013 and currently serves as Chairman of the Board of Directors of Sunvest Minerals Corp. From 2006 to 2014, Mr. Bradley was Chair of the Board of Directors of OMC. Mr. Bradley was a Director of other mining companies including Nevada Copper Corp., AIM Resources Limited (now Blackthorn Resources Limited), Aura Minerals Inc., Castillian Resources Corp., Frontier Pacific Mining Corporation, Meridian Gold Inc., Nevoro Inc. and Nortec Minerals Corp. Educated in England, Mr. Bradley is a member of the Ordre des comptables professionnels agréés du Québec since the 1960s.

John F. Burzynski, M.Sc., P.Geo., Director

John F. Burzynski has been a Director of Osisko since June 2014. He was also Senior Vice President, New Business Development of Osisko from June 2014 to August 2016. He is President and Chief Executive Officer of Osisko Mining since August 2015. From 2004 to 2014, Mr. Burzynski was the Vice President, Business Development of OMC. Mr. Burzynski holds a Bachelor of Science (Honours) degree in geology from Mount Allison University, and a Master of Science degree in exploration and mineral economics from Queen’s University. He is a registered P.Geo. in the province of Québec, and has over 25 years of experience as a professional geologist on international mining and development projects. Among other awards, Mr. Burzynski was a co-winner of the Prospectors and Developers Association of Canada’s “Prospector of the Year Award” for 2007, and was named, together with Sean Roosen and Robert Wares as “Mining Men of the Year” for 2009 by the Northern Miner. He currently serves as a Director with Strongbow Exploration Inc. Mr. Burzynski is also a founding member of EurAsia Resource Holdings AG, a European based resource venture capital fund.

Bryan A. Coates, CPA, CA, President

Bryan A. Coates has been President of Osisko since June 2014. From 2007 to 2014, he was the Vice President, Finance and Chief Financial Officer of OMC. Mr. Coates was responsible for all activities related to financing, financial reporting, marketing relating to the gold industry, risk management and government relations. Mr. Coates has more than 30 years of progressive experience within the international and Canadian mining industry. Before joining Osisko, he was Chief Financial Officer of IAMGOLD Corporation (2006-2007), Cambior Inc. (2001-2006), and Compañia Minera Antamina (1998-2001). Mr. Coates is a member of the Board of Directors of Falco Resources Ltd., Timmins Gold Corp. and of Golden Queen Mining Co. Ltd. Mr. Coates holds an Honours Bachelor of Commerce from Laurentian University, is a member of the Chartered Professional Accountants of Ontario and obtained the ICD.D designation from the Institute of Corporate Directors.

Christopher C. Curfman, Director

Christopher C. Curfman was appointed to the Board of Directors of Osisko in May 2016. Mr. Curfman is a retired senior executive of Caterpillar Inc., one of the world’s largest suppliers to the mining industry. During his 21-year career with Caterpillar, Mr. Curfman has held several progressive positions in Asia, Australia and USA, including Senior Vice President of Caterpillar and President of Caterpillar Global Mining from 2011 to his retirement at the end of 2015. Mr. Curfman also held senior positions with Deere & Company prior to joining Caterpillar. He has extensive international experience and a customer focused legacy at Caterpillar. His global leadership was key to Caterpillar’s success in the mining industry. He also served as a board member at various organisations, including the Canadian Institute of Mining, the National Mining Association, the World Coal Association and several universities.

Mr. Curfman holds a Bachelor of Science degree in Education from Northwestern University, and has completed certificate programs in accounting and finance from the Wharton School of Business, University of Pennsylvania in 1991, a three-year executive program from Louisiana State University in 1997 and the executive program of Stanford Graduate School of Business in 2002. He was also awarded an Honorary Doctorate in Mining Engineering from the University Missouri-Rolla in 2013.

Joseph de la Plante, Vice President, Corporate Development

Joseph de la Plante has been Vice President, Corporate Development of Osisko since June 2014. Prior to this, Mr. de la Plante held the position of Senior Advisor, Investment and Corporate Development of OMC since November 2010, where he played a key role in the company’s investor relations and corporate development efforts, including certain aspects of the company’s long-term financial planning. Before joining Osisko in 2010, he was an Analyst in BMO Capital Markets’ Global Metals & Mining Investment Banking Group in Toronto, where he worked in an advisory role on merger and acquisition mandates as well as equity and debt offerings for various producing and development stage gold companies. Mr. de la Plante holds a Bachelor of Mechanical Engineering from McGill University.

André Gaumond, M.Sc. Ing., Director

André Gaumond was appointed to the Board of Directors of Osisko upon closing of the Virginia Arrangement. Until his retirement in November 2016, he has also acted as Senior Vice President, Northern Development and Exploration of Osisko. Prior to this, Mr. Gaumond had been President and Chief Executive Officer and Director of Virginia since November 2005 and was President and Chief Executive Officer and Director of VGM from June 1996 to March 2006. He was President and Director of Virginia Gold Mines Inc. (VGM’s predecessor) from 1992 to 1996 and of Exploration Diabior Inc. from 1993 to 1996 (these companies merged to form VGM in June 1996). Mr. Gaumond is a geological engineer with a master’s degree in geological economics. He worked as a geological engineer for several organizations and as a mining analyst for several institutions before reorganizing Virginia and becoming its President. Over the past 16 years, Mr. Gaumond received, on behalf of Virginia, no less than 16 awards such as Québec Prospector of the Year (twice) bestowed upon important work carried out in the James Bay region. In 2005, he received the “Entrepreneur de l’année du Québec” award for the discovery of the Éléonore deposit and was named “Mining Man of the Year in Canada” by The Northern Miner. In 2006, he was presented with the “Canadian Prospector of the Year” award by the Prospectors and Developers Association of Canada (PDAC). Mr. Gaumond also received the e3 Plus award (Environmental Excellence in Exploration) in Québec (2007) and in Canada (2008), for his participation in the creation of Fonds Restor-Action Nunavik. In 2011, he was introduced to the “Casey Hall of Fame Explorers’ League” in the United States and received, in 2013, the “Green CEO of the Year in Québec” for its direct contribution in sustainable development and corporate social responsibility. He is a member of Ordre des géologues du Québec and of Ordre des ingénieurs du Québec. He currently serves as a Director with Junex Inc.

Pierre Labbé, CPA, CA, Director

Pierre Labbé was appointed to the Board of Directors of Osisko upon closing of the Virginia Arrangement. Prior to this, Mr. Labbé had been a Director of Virginia since April 2008 and was the Chairman of Virginia’s Audit Committee. Mr. Labbé currently serves as the Chief Financial Officer of Immunovaccine Inc. and has served as Vice President, Chief Financial Officer and Secretary of Leddartech Inc. from April 2015 to March 2017. He was Vice President and Chief Financial Officer of the Québec Port Authority from October 2013 to April 2015. From July 2004 to May 2007 and from May 2008 until the completion of the privatization of Medicago Inc., following the acquisition by Mitsubushi Tanabe Pharma Corporation for an enterprise value of $357 million, he was Chief Financial Officer and Secretary of Medicago Inc. Mr. Labbé was also acting Chief Financial Officer of Plexmar Resources Inc. from May 2007 to November 2012. He was Vice President and Chief Financial Officer and Secretary of Sequoia Minerals Inc. from December 2003 to June 2004, and of Mazarin Inc. from March 2000 to December 2003, while both companies were listed on the TSX. Prior to March 2000, he held management positions in accounting and finance notably with PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. (formerly Coopers & Lybrand). Mr. Labbé holds a Bachelor’s Degree in Business Administration from Laval University, Québec City. He is a member of the Ordre des comptables professionnels agréés du Québec and the Institute of Corporate Directors. He is also a Director of Agility Health Inc., a rehabilitation services company.

André Le Bel, LL.B., B.Sc.A, Vice President, Legal Affairs and Corporate Secretary

André Le Bel has been appointed as Vice President, Legal Affairs and Corporate Secretary of Osisko on February 17, 2015. From November 2007 to June 2014, Mr. Le Bel was Vice President, Legal Affairs and Corporate Secretary of OMC. Mr. Le Bel was Vice President Legal affairs with IAMGOLD Corporation from November 2006 to October 2007 and before November 2006, Mr. Le Bel was Senior Legal Counsel and Assistant Corporate Secretary of Cambior Inc. Mr. Le Bel is also a director of RedQuest Capital Corp., a capital pool company listed on the TSX Venture Exchange, and of Komet Resources Inc., listed on the TSX Venture Exchange. Mr. Le Bel was Vice President, Legal Affairs and Corporate Secretary of NioGold from March 20, 2015 to March 11, 2016 and Corporate Secretary of Falco from November 24, 2015 to November 22, 2016. Since that date, he is Vice President, Legal Affairs and Corporate Secretary of Falco. Mr. Le Bel was also a director and a member of the audit committee of Threegold Resources Inc. from May 2011 to June 2013. Mr. Le Bel obtained a bachelor of Applied Science from Universtité Laval and a bachelor of Law from Sherbrooke University. He is a member of the Québec Bar.

Luc Lessard, Eng., Senior Vice President, Technical Services

Luc Lessard is a mining engineer with more than 25 years of experience designing, building and operating mines. He is President and Chief Executive Officer of Falco. He was previously Chief Operating Officer of the Canadian Malartic Partnership (owned jointly by Agnico and Yamana), and prior to that was the Chief Operating Officer and Senior Vice President of Engineering and Construction for OMC where he was responsible for the design, construction and commissioning of the Canadian Malartic gold mine. During his career, Mr. Lessard has worked on 11 open pit and underground mine builds and prior to Osisko, Mr. Lessard was Vice President of Engineering and Construction for IAMGOLD Corporation and General Manager, Projects for Cambior Inc. Mr. Lessard is also Chief Operating Officer of Barkerville. He sits on the Board of Directors of Bowmore Exploration Ltd., Nighthawk Gold Corp. and Highland. Mr. Lessard holds a B.Sc. Mining engineering from Université Laval and he is a member of l’Ordre des ingénieurs du Québec.

Elif Lévesque, CPA, CGA, MBA, Chief Financial Officer and Vice President Finance

Elif Lévesque is the Chief Financial Officer and Vice President Finance of Osisko since June 2014. Prior to this, Ms. Lévesque was Vice President and Controller of OMC and has contributed to the development of the financial reporting and planning functions at Osisko since 2008. Ms. Lévesque has over 15 years of experience with leading Canadian intermediate gold producers (Cambior Inc. 2002-2006 and IAMGOLD Corporation 2006-2008). She is a member of the Ordre des Comptables Professionnels Agréés du Québec and holds an MBA from Clark University, Massachusetts, USA. She currently serves as a Director with TerraX Minerals Inc. and the Québec Mineral Exploration Association.

Vincent Metcalfe, BAA, Finance, Vice President, Investor Relations

Vincent Metcalfe has been appointed as Vice President, Investor Relations of Osisko on November 9, 2016. Mr. Metcalfe is also the Chief Financial Officer of Falco. Prior to that, he was acting as Director of Evaluations with Osisko since February 2015. Mr. Metcalfe is a graduate of HEC Montreal. Prior to joining Osisko, he spent nine (9) years assisting mining companies in investment banking at BMO Capital Markets in Toronto before moving to Desjardins Capital Markets, where he was most recently a Director in the Montreal office.

Charles E. Page, M.Sc., P.Geo., Director

Charles E. Page was appointed to the Board of Directors of Osisko in June 2014. From 2013 to 2014, Mr. Page was a Director of OMC after holding the President and Chief Executive Officer positions of Queenston Mining Inc. until its acquisition by OMC. He has over 40 years of experience in the mineral exploration and mining industry. Mr. Page also sits on the Board of Directors of Unigold Inc. and is Chair of the Board of Directors of Wesdome Gold Mines Ltd. Mr. Page is a Professional Geologist who graduated with a Master Science degree from the University of Waterloo.

Jacques Perron, Ing., P.Eng., Director

Jacques Perron has more than 30 years of progressive experience in the mining industry. He was most recently the Chief Executive Officer of Thompson Creek Metals Company Inc. (2013-2016) where he oversaw the start-up and ramp-up of the Mount Milligan Mine and was instrumental in the sale of Thompson Creek Metals Company Inc. to Centerra Gold Inc. (“Centerra Gold”). Previously, he held the position of President and Chief Executive Officer of St. Andrew Goldfields (2007-2013), Senior Vice President of IAMGOLD Corporation (2006-2007) and Senior Vice President Canada of Cambior Inc. (2004-2006). He is a member of the Board of Directors of Centerra Gold since October 2016, and is also a director of the Canadian Mineral Education Foundation since 2007. Mr. Perron holds a Bachelor of Science degree in Mining Engineering from l’École Polytechnique de Montréal and has membership in Professional Engineers of Ontario and l’Ordre des Ingénieurs du Québec.

Frédéric Ruel, Vice President, Corporate Controller

Frédéric Ruel was appointed as Vice President, Corporate Controller of Osisko on November 9, 2016. Frédéric Ruel has over 15 years of experience in financial reporting and has been involved in the mining industry for over 10 years. Prior to joining Osisko, he held the position of Director, Corporate Reporting for Canadian Malartic GP, OMC and Consolidated Thompson Iron Mines. Mr. Ruel began his career as an auditor in a premier Canadian accounting firm where he worked for seven (7) years. He is a member of the Ordre des comptables professionnels agréés du Québec and holds a Master in Accounting from Sherbrooke University. Mr. Ruel is also Vice President, Corporate Controller of Falco since November 22, 2016.

The directors of Osisko will be elected annually at each annual general meeting of the Osisko Shareholders and will hold office until the next annual general meeting unless a director’s office is earlier vacated in accordance with the articles of Osisko or until his or her successor is duly appointed or elected.

As at the date of this Annual Information Form, all of the directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over 1,479,505 Osisko Shares, representing approximately 1.39% of the issued and outstanding Osisko Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

As at the date of this Annual Information Form, no current director or executive officer of Osisko is, or within the ten years prior to the date of this Annual Information Form has been, a director, chief executive officer or chief financial officer of any company (including Osisko), that:

(a)

was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) while that person was acting in that capacity; or

(b)

was subject to an Order that was issued after the current director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcy

To the knowledge of Osisko, as at the date of this Annual Information Form, no current director, executive officer, or shareholder holding a sufficient number of securities of Osisko to affect materially the control of Osisko is, or within the ten years prior to the date of this Annual Information Form has:

(a)

been a director or executive officer of any company (including Osisko) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the current or proposed director, executive officer or shareholder.

Penalties and Sanctions

To the knowledge of Osisko, as at the date of this Annual Information Form, no current director, executive officer, or shareholder holding a sufficient number of securities of Osisko to affect materially the control of Osisko has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the directors and officers of Osisko will not be devoting all of their time to the affairs of Osisko. Certain of the directors and officers of Osisko are directors and officers of other companies, some of which are in the same business as Osisko. See “Description of Risk Factors”.

The directors and officers of Osisko are required by law to act in the best interests of Osisko. They have the same obligations to the other companies in respect of which they act as directors and officers. Any decision made by any of such officers or directors involving Osisko will be made in accordance with their duties and obligations under the applicable laws of Canada.

As part of its business model and in connection with its investments made in various other companies, either by acquiring equity interests, purchasing royalties, royalty options or otherwise, Osisko generally expects from its directors and officers to be actively involved within such investee companies, which may include occupying seats on their board of directors. Osisko acknowledges that a director or an officer serving on too many public boards of directors might be “overboarded”. Consequently, all directors and officers of Osisko must submit to the Governance and Nomination Committee any offer to join an outside board of directors in order to ensure that any additional directorship would not impair the ability to adequately fulfill the responsibilities assigned to the directors and officers of the Corporation.

As a general guideline, the Governance and Nomination Committee of Osisko will consider that a director or officer of Osisko should be regarded as “overboarded” if he or she:

(a)	has attended fewer than 75% of Osisko’s board and committee meetings held within the past year without a valid reason for the absences;

and

(b)

(i)	is the President or Chief Executive Officer of Osisko, he or she sits on more than two (2) outside public company board, in addition to Osisko; or

(ii)	if not the President or Chief Executive Officer of Osisko, sits on more than five (5) public company boards, in addition to Osisko.

In determining what is an “outside public company board”, the Governance and Nomination Committee specifically excludes investee companies for the reason that becoming a director of such companies is crucial in order to oversee and supervise Osisko’s investment in such investee companies. This representation allows Osisko to protect its shareholders’ interests. Furtheremore, these investee companies are mostly junior exploration companies which only hold few board meetings each year.

PROMOTERS

OMC took the initiative of founding and organizing Osisko and its business and operations and, as such, was considered to be the promoter of Osisko for the purposes of applicable securities legislation prior to the completion of the Agnico-Yamana Arrangement. As of the date of this Annual Information Form, to the best of Osisko’s knowledge, OMC does not beneficially own, or control or direct, any voting securities of Osisko.

André Gaumond was considered to be the promoter of Virginia due to his involvement in Virginia and his management role. As at March 21, 2017, André Gaumond held or exercised control over 700,613 Osisko Shares.

Except as otherwise disclosed herein in connection with the Agnico-Yamana Arrangement and the acquisition by Osisko of the OMC Assets in exchange for the issuance of Osisko Shares by Osisko to OMC, in connection with royalty payments pursuant to the Canadian Malartic Royalty Agreement, and in connection with the receipt of a 3% NSR royalty on the Malartic CHL Prospect, no other assets have been acquired or are proposed to be acquired by Osisko from either OMC or André Gaumond. See “General Development of Osisko’s Business”, “Material Mineral Project - The Canadian Malartic Royalty”” and “Prior Sales”. See also “The Arrangement - Background to the Arrangement” and “The Arrangement - Reasons for the Recommendation” in the management information circular of OMC dated May 1, 2014, sent to securityholders of OMC in connection with the Agnico-Yamana Arrangement, a copy of which is available under OMC’s issuer profile on SEDAR at www.sedar.com.

During the ten (10) years before the date of this Annual Information Form, neither OMC nor André Gaumond has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Neither OMC nor André Gaumond has been subject to any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation or by a provincial and territorial securities regulatory authority, has not entered into a settlement agreement with a provincial and territorial securities regulatory authority, and has not been imposed with any other penalties or sanctions by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

During the fiscal year ended December 31, 2016 and as of the date hereof, there have been and are no legal proceedings outstanding, threatened or pending, by or against Osisko or to which Osisko is a party or to which any of Osisko’s property is subject, nor to Osisko’s knowledge are any such legal proceedings contemplated, and which could become material to Osisko.

Regulatory Actions

During the fiscal year ended December 31, 2016 and as of the date hereof, there have been no penalties or sanctions imposed against Osisko (a) by a court relating to securities legislation or by a securities regulatory authority or (b) by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision in Osisko. Osisko has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the fiscal year ended December 31, 2016 and as of the date hereof.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since Osisko’s incorporation, no director or executive officer of Osisko, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Osisko Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect Osisko other than OMC in connection with Osisko’s incorporation (see “Corporate Structure”, “General Development of Osisko’s Business” and “Promoters”), the entering into of the Agnico-Yamana Arrangement Agreement by OMC, and the transfer of assets to Osisko in connection with the Agnico-Yamana Arrangement (see “General Development of Osisko’s Business”). See also “Material Contracts” below.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Osisko Shares is CST Trust Company, which is located at 2001 University, Suite 1600, Montreal, Québec, Canada H3A 2A6.

MATERIAL CONTRACTS

The following are the material contracts entered into by Osisko or its subsidiaries:

(a)	the Canadian Malartic Royalty Agreement;

(b)	the Éléonore Royalty Agreement;

(c)	the Virginia Arrangement Agreement;

(d)	the Credit Agreement;

(e)	the Amended Credit Agreement;

(f)	the Subscription Agreement dated February 12, 2016 with Ressources Québec providing for the issuance of the Debenture;

(g)	the 2015 Underwriting Agreement;

(h)	a warrant indenture dated February 18, 2015 between Osisko and CST Trust Company, as warrant agent, pursuant to which the SW Warrants were created and issued and by which they are governed;

(i)	the 2016 Underwriting Agreement; and

(j)	a warrant indenture dated February 26, 2016 between Osisko and CST Trust Company, as warrant agent, pursuant to which the 2016 Warrants were created and issued and by which they are governed.

INTERESTS OF EXPERTS

Luc Lessard, Eng., is named in this Annual Information Form as having reviewed and approved certain scientific and technical information as set out under the heading “Material Mineral Project - The Canadian Malartic Royalty” with respect to the Canadian Malartic Properties.

Paul Archer, M.Sc., Eng., is named in this Annual Information Form as having reviewed and approved certain scientific and technical information as set out under the heading “Material Mineral Project - The Éléonore Royalty” with respect to the Éléonore Royalty.

As of the date of this Annual Information Form, Mr. Lessard and Mr. Archer hold the securities of Osisko listed next to their name in the table under the heading “Directors and Officers - Name, Address, Occupation and Security Holdings”.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., a partnership of Chartered Professional Accountants, the auditor of Osisko, has advised that it is independent with respect to Osisko within the meaning of the Code of Ethics of chartered professional accountants (Québec) and has complied with the SEC’s rules on auditor independance.

Other than as described above, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies is, or is expected to be elected, appointed or employed as, a director, officer or employee of Osisko or of any associate or affiliate of Osisko.

ADDITIONAL INFORMATION

Additional information relating to Osisko is available electronically on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on its website at www.osiskogr.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Osisko’s securities and securities authorized for issuance under equity compensation plans, is contained in Osisko’s management information circular for its annual and special meeting of shareholders held on May 4, 2016. For information relating to corporate governance related matters, please see “Statement of Corporate Governance Practices” in such circular.

Additional financial information is provided in Osisko’s financial statements and management discussion and analysis for its most recently completed financial year.

AUDIT COMMITTEE

Description of the Audit Committee

The Osisko Audit Committee assists the Osisko Board in fulfilling its oversight responsibilities with respect to the following: (i) in its oversight of Osisko’s accounting and financial reporting principles and policies and internal audit controls and procedures; (ii) in its oversight of the integrity and transparency of Osisko’s financial statements and the independent audit thereof; (iii) in selecting, evaluating and, where deemed appropriate, replacing the external auditor; (iv) in evaluating the independence of the external auditor; (v) in its oversight of Osisko’s risk identification, assessment and management program; and (vi) in Osisko’s compliance with legal and regulatory requirements in respect of the above. The Osisko Board has adopted the Osisko Audit Committee Charter, a copy of which is attached as Appendix “1”, mandating the role of the Osisko Audit Committee in supporting the Osisko Board in meeting its responsibilities to Osisko Shareholders.

Audit Committee Members

As of the date of this Annual Information Form, the Osisko Audit Committee is comprised of four (4) members, all of whom are independent directors of Osisko, namely: Ms. Joanne Ferstman (Chair), Mr. Victor H. Bradley, Mr. Pierre Labbé and Mr. Christopher C. Curfman. Ms. Ferstman (Chair) is an “audit committee financial expert” (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F under the U.S. Securities Exchange Act of 1934, as amended).

Relevant Education and Experience

Joanne Ferstman

Ms. Ferstman (Chair) is a corporate director, sitting on a number of public company boards. From 2013 to 2014, Ms. Ferstman was a Director of OMC. Ms. Ferstman was until June 2012 the President and Chief Executive Officer of Dundee Capital Markets Inc., a full service investment dealer with principal businesses that include investment banking, institutional sales and trading and private client financial advisory. Prior to taking this position on January 31, 2011, Ms. Ferstman was Vice-Chair and Head of Capital Markets of DundeeWealth Inc., a diversified wealth management public company that managed and advised over $75 billion of assets under management and administration, including the Dynamic Funds family, at the time it was sold to the Bank of Nova Scotia in early 2011. Prior to 2009, Ms. Ferstman was Executive Vice President and Chief Financial Officer of DundeeWealth Inc. and Executive Vice President, Chief Financial Officer and Corporate Secretary of Dundee Corporation. In these senior financial roles, Ms. Ferstman was intimately involved in all corporate strategy, including acquisitions and financings, and had responsibility for all public financial reporting. Additionally, Ms. Ferstman was regularly Dundee’s nominee on investee company boards and audit committees in both the resources and real estate sectors.

Over the past 18 years, Ms. Ferstman has held a variety of executive positions with the Dundee group of companies until her retirement in June 2012. Prior to joining the Dundee group of companies, Ms. Ferstman spent four years as Chief Financial Officer for a national securities firm and five years at a major international accounting firm. Ms. Ferstman currently serves as a director of Dream Unlimited Corp. and as Chair of its Audit Committee and a member of its Organization and Culture Committee and Leaders and Mentors Committee, as trustee of Dream Office Trust and as Chair of its Audit Committee, as a director of Aimia Inc., where she is a member of the Human Resources and Compensation Committee and a member of the Audit Committee, and as a director of Cogeco Communications Inc. and a member of its Audit Committee. Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant.

Ms. Ferstman is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110.

Victor H. Bradley

Mr. Bradley brings over 50 years of experience in the international mining sector. A Chartered Professional Accountant, he began his career with positions such as Controller and Chief Financial Officer at a number of mining companies. In 1994, he founded Yamana and worked as Chief Executive Officer, Director, Chairman and Lead Director. Mr. Bradley was a director of Rio Verde Development Corp. (formerly known as EM Resources Inc.) until March 2013 and currently serves as Chairman of the Board of Directors of Sunvest Minerals Corp. From 2006 to 2014, Mr. Bradley was Chair of the Board of Directors of OMC. Mr. Bradley was a Director of other mining companies including Nevada Copper Corp., AIM Resources Limited (now Blackthorn Resources Limited), Aura Minerals Inc., Castillian Resources Corp., Frontier Pacific Mining Corporation, Meridian Gold Inc., Nevoro Inc. and Nortec Minerals Corp. Educated in England, Mr. Bradley is a member of the Ordre des comptables professionnels agréés du Québec since the 1960s.

Mr. Bradley is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110.

Pierre Labbé

Mr. Labbé was appointed to the Board of Directors of Osisko upon closing of the Virginia Arrangement. Prior to this, Mr. Labbé had been a Director of Virginia since April 2008 and was the Chairman of Virginia’s Audit Committee. Mr. Labbé currently serves as the Chief Financial Officer of Immunovaccine Inc. and has served as Vice President, Chief Financial Officer and Secretary of Leddartech Inc. from April 2015 to March 2017. He was Vice President and Chief Financial Officer of the Québec Port Authority from October 2013 to April 2015. From July 2004 to May 2007 and from May 2008 until the completion of the privatization of Medicago Inc., following the acquisition by Mitsubushi Tanabe Pharma Corporation for an enterprise value of $357 million, he was Chief Financial Officer and Secretary of Medicago Inc. Mr. Labbé was also acting Chief Financial Officer of Plexmar Resources Inc. from May 2007 to November 2012. He was Vice President and Chief Financial Officer and Secretary of Sequoia Minerals Inc. from December 2003 to June 2004, and of Mazarin Inc. from March 2000 to December 2003, while both companies were listed on the TSX. Prior to March 2000, he held management positions in accounting and finance notably with PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. (formerly Coopers & Lybrand). Mr. Labbé holds a Bachelor’s Degree in Business Administration from Laval University, Québec City. He is a member of the Ordre des comptables professionnels agréés du Québec and the Institute of Corporate Directors. He is also a Director of Agility Health Inc., a rehabilitation services company.

Mr. Labbé is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110.

Christopher C. Curfman

Mr. Curfman is a retired senior executive of Caterpillar Inc., one of the world’s largest suppliers to the mining industry. During his 21-year career with Caterpillar, Mr. Curfman has held several progressive positions in Asia, Australia and USA, including Senior Vice President of Caterpillar and President of Caterpillar Global Mining from 2011 to his retirement at the end of 2015. Mr. Curfman also held senior positions with Deere & Company prior to joining Caterpillar. He has extensive international experience and a customer focused legacy at Caterpillar. His global leadership was key to Caterpillar’s success in the mining industry. He also served as a board member at various organisations, including the Canadian Institute of Mining, the National Mining Association, the World Coal Association and several universities.

Mr. Curfman holds a Bachelor of Science degree in Education from Northwestern University, and has completed certificate programs in accounting and finance from the Wharton School of Business, University of Pennsylvania in 1991, a three-year executive program from Louisiana State University in 1997 and the executive program of Stanford Graduate School of Business in 2002. He was also awarded an Honorary Doctorate in Mining Engineering from the University Missouri-Rolla in 2013.

Mr. Curfman is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110.

External Auditor Service Fees

The fees billed to Osisko by its independent auditor, PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., a partnership of Chartered Professional Accountants, for the fiscal years ended December 31, 2015 and December 31, 2016, by category, are as follows:

Year	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
December 31, 2016	$324,675	$8,621	$103,660	$ -
December 31, 2015	$259,801	$94,595	$76,077	$ -

____________________________
(1)

Audit fees were primarily for services rendered in connection with the audit of the Corporation’s annual consolidated financial statements and reviews of the Corporation’s quarterly consolidated financial statements. Audit fees also included services related to the short-form prospectus dated February 19, 2016 and the short-form prospectus dated March 2, 2015 (auditors’ comfort letters and consents). This caption also includes annual audit fees for a separate audit opinion of a subsidiary of the Corporation.

(2)

Audit related fees for 2016 included accounting consultations fees regarding accounting standards (IFRS). Audit related fees for 2015 included fees related to the Business Acquisition Report dated February 17, 2015.

(3)	Tax fees are related to tax compliance, tax planning and tax advice services for the preparation of corporate tax returns and for proposed transactions.

APPENDIX "1"

AUDIT COMMITTEE CHARTER

I.	PURPOSES OF THE AUDIT COMMITTEE

The purposes of the Audit Committee are to assist the Board of Directors:

1.	in its oversight of the Corporation’s accounting and financial reporting principles and policies and internal audit controls and procedures;

2.	in its oversight of the integrity, transparency and quality of the Corporation’s financial statements and the independent audit thereof;

3.	in selecting, evaluating and, where deemed appropriate, replacing the external auditor;

4.	in evaluating the qualification, independence and performance of the external auditor;

5.	in its oversight of the Corporation’s risk identification, assessment and management program; and

6.	in the Corporation’s compliance with legal and regulatory requirements in respect of the above.

The function of the Audit Committee is to provide independent and objective oversight. The Corporation’s management team is responsible for the preparation, presentation and integrity of the Corporation’s financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditor is responsible for planning and carrying out a proper audit of the Corporation’s annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditor by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to non-audit services provided by the auditor to the Corporation.

The external auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of shareholders. The Audit Committee is directly responsible (subject to the Board of Directors’ approval) for the appointment, compensation, retention (including termination), scope and oversight of the work of the external auditor engaged by the Corporation (including for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services or other work of the Corporation), and is also directly responsible for the resolution of any disagreements between management and any such firm regarding financial reporting.

The external auditor shall submit, at least annually, to the Corporation and the Audit Committee:

•	as representatives of the shareholders of the Corporation, a formal written statement delineating all relationships between the external auditor and the Corporation (“Statement as to Independence”);

•	a formal written statement of the fees billed in compliance with the disclosure requirements of Form 52-110F1 of National Instrument 52-110; and

•

a report describing: the Corporation’s internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the Corporation, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Corporation, and any steps taken to deal with any such issues.

II.	COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee shall be comprised of three or more independent directors as defined under applicable legislation and stock exchange rules and guidelines and are appointed (and may be replaced) by the Board of Directors. Determination as to whether a particular director satisfies the requirements for membership on the Audit Committee shall be made by the Board of Directors.

All members of the Committee shall be financially literate within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”) and any other securities legislation and stock exchange rules applicable to the Corporation, and as confirmed by the Board of Directors using its business judgement (including but not limited to be able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements), and at least one member of the Committee shall have accounting or related financial expertise or sophistication as such qualifications are interpreted by the Board of Directors in light of applicable laws and stock exchange rules, including the requirement to have at least one “audit committee financial expert” as such term is defined pursuant to Form 40-F under the U.S. Securities Exchange Act of 1934, as amended. The later criteria may be satisfied by past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer of an entity with financial oversight responsibilities, as well as other requirements under applicable laws and stock exchange rules.

III.	MEMBERSHIP, MEETINGS AND QUORUM

The Audit Committee shall meet at least four times annually or more frequently if circumstances dictate, to discuss with management the annual audited financial statements and quarterly financial statements, and all other related matters. The Audit Committee may request any officer or employee of the Corporation or the Corporation’s external counsel or external auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

Proceedings and meetings of the Audit Committee are governed by the provisions of By-Laws relating to the regulation of the meetings and proceedings of the Board of Directors as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board of Directors in regards to committee composition and organization.

The quorum at any meeting of the Committee is a majority of members in office. All members of the Audit Committee should strive to be at all meetings.

IV.	DUTIES AND POWERS OF THE AUDIT COMMITTEE

To carry out its purposes, the Audit Committee shall have unrestricted access to information and shall have the following duties and powers:

1.	with respect to the external auditor,

(i)

to review and assess, at least annually, the performance of the external auditor, and recommend to the Board of Directors the nomination of the external auditor for appointment by the shareholders, or if required, the revocation of appointment of the external auditor;

(ii)	to review and approve the fees charged by the external auditor for audit services;

(iii)

to review and pre-approve all services, including non-audit services, to be provided by the Corporation’s external auditor to the Corporation or to its subsidiaries, and associated fees and to ensure that such services will not have an impact on the auditor’s independence, in accordance with procedures established by the Audit Committee. The Audit Committee may delegate such authority to one or more of its members, which member(s) shall report thereon to the committee;

(iv)

to ensure that the external auditor prepares and delivers annually a Statement as to Independence (it being understood that the external auditor is responsible for the accuracy and completeness of such statement), to discuss with the external auditor any relationships or services disclosed in the Statement as to Independence that may impact the objectivity and independence of the Corporation’s external auditor and to recommend that the Board of Directors take appropriate action in response to the Statement as to Independence to satisfy itself of the external auditor’s independence; and

(v)	to instruct the external auditor that the external auditor is ultimately accountable to the Audit Committee and the Board of Directors, as representatives of the shareholders;

2.	with respect to financial reporting principles and policies and internal controls,

(i)	to advise management that they are expected to provide to the Audit Committee a timely analysis of significant financial reporting issues and practices;

(ii)

to ensure that the external auditor prepares and delivers as applicable a detailed report covering 1) critical accounting policies and practices to be used; 2) material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor; 3) other material written communications between the external auditor and management such as any management letter or schedule of unadjusted differences; and 4) such other aspects as may be required by the Audit Committee or legal or regulatory requirements;

(iii)	to consider any reports or communications (and management’s responses thereto) submitted to the Audit Committee by the external auditor, including reports and communications related to:

•	deficiencies noted following the audit of the design and operation of internal controls;
•	consideration of fraud in the audit of the financial statement;
•	detection of illegal acts;
•	the external auditor’s responsibilities under generally accepted auditing standards;
•	significant accounting policies;
•	management judgements and accounting estimates;
•	adjustments arising from the audit;
•	the responsibility of the external auditor for other information in documents containing audited financial statements;
•	disagreements with management;
•	consultation by management with other accountants;
•	major issues discussed with management prior to retention of the external auditor;
•	difficulties encountered with management in performing the audit;
•	the external auditor judgements about the quality of the entity’s accounting principles; and
•	reviews of interim financial information conducted by the external auditor.

(iv)	to meet with management and external auditor:

•	to discuss the scope, planning and staffing of the annual audit and to review and approve the audit plan;
•	to discuss the audited financial statements, including the accompanying management’s discussion and analysis;
•	to discuss the unaudited interim quarterly financial statements, including the accompanying management’s discussion and analysis;
•	to discuss the appropriateness and quality of the Corporation’s accounting principles as applied in its financial reporting;
•

to discuss any significant matters arising from any audit or report or communication referred to in item 2 (iii) above, whether raised by management or the external auditor, relating to the Corporation’s financial statements;

•	to resolve disagreements between management and the external auditor regarding financial reporting;
•	to review the form of opinion the external auditor proposes to render to the Board of Directors and shareholders;
•

to discuss significant changes to the Corporation’s auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditor or management, and the financial impact thereof;

•

to review any non-routine correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Corporation’s financial statements or accounting policies;

•	to review, evaluate and monitor the Corporation’s risk management program including the revenue protection program. This function should include:

➣	risk assessment;
➣	quantification of exposure;

➣	risk mitigation measures; and
➣	risk reporting;

•	to review the adequacy of the resources of the finance and accounting group, along with its development and succession plans;
•	to monitor and review communications received in accordance with the Corporation’s Internal Whistle Blowing Policy;
•

following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of the work or access to required information and the cooperation that the independent auditor received during the course of the audit and review;

(v)	to discuss with the Chief Financial Officer any matters related to the financial affairs of the Corporation;

(vi)

to discuss with the Corporation’s management any significant legal matters that may have a material effect on the financial statements, the Corporation’s compliance policies, including material notices to or inquiries received from governmental agencies;

(vii)	to periodically review with management the need for an internal audit function; and

(viii)

to review, and discuss with the Corporation’s Chief Executive Officer and Chief Financial Officer the procedure with respect to the certification of the Corporation’s financial statements pursuant to National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings and any other applicable law or stock exchange rule.

3.	with respect to reporting and recommendations,

(i)	to prepare/review any report or other financial disclosures to be included in the Corporation’s annual information form and management information circular;

(ii)

to review and recommend to the Board of Directors for approval, the interim and audited annual financial statements of the Corporation, management’s discussion and analysis of the financial conditions and results of operations (MD&A) and the press releases related to those financial statements;

(iii)

to review and recommend to the Board of Directors for approval, the annual report, management’s assessment on internal controls and any other like annual disclosure filings to be made by the Corporation under the requirements of securities laws or stock exchange rules applicable to the Corporation;

(iv)

to review and reassess the adequacy of the procedures in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in paragraph 3(ii) above;

(v)	to prepare Audit Committee report(s) as required by applicable regulators;

(vi)	to review this Charter at least annually and recommend any changes to the Board of Directors; and

(vii)

to report its activities to the Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Audit Committee may deem necessary or appropriate.

4.	to review, discuss with management, and approve all related party transactions;

5.	to create an agenda for the ensuing year;

6.	to review quarterly expenses of the Chief Executive Officer;

7.

to establish and reassess the adequacy of the procedures for the receipt, retention and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential anonymous submissions by employees of concerns regarding questionable accounting or auditing matters in accordance with applicable laws and regulations; and

8.	to set clear hiring policies regarding partners, employees and former partners and employees of the present and, as the case may be, former external auditor of the Corporation.

V.	RESOURCES AND AUTHORITY OF THE AUDIT COMMITTEE

The Audit Committee shall have the resources and authority appropriate to discharge its responsibilities, as it shall determine, including the authority to engage the external auditor for special audits, reviews and other procedures and to retain special counsel and other experts or consultants. The Audit Committee shall have the sole authority (subject to the Board of Directors’ approval) to determine the terms of engagement and the extent of funding necessary (and to be provided by the Corporation) for payment of (a) compensation to the Corporation’s external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (b) any compensation to any advisors retained to advise the Audit Committee and (c) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

VI.	ANNUAL EVALUATION

At least annually, the Audit Committee shall, in a manner it determines to be appropriate:

•	perform a review and evaluation of the performance of the Audit Committee and its members, including the compliance with this Chart; and
•	Review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Committee determines to be appropriate.

This Charter was approved and ratified by the Board of Directors on April 30, 2014.

This Charter was reviewed and approved by the Audit Committee on March 20, 2017.